Exhibit 99.1

EXECUTION VERSION

CREDIT AGREEMENT

Dated as of February 18, 2022

Among

AMRYT PHARMACEUTICALS, INC.,
as Borrower

AMRYT PHARMA HOLDINGS LIMITED,
as Intermediate Parent

AMRYT PHARMA PLC,
as Parent

THE LENDERS PARTY HERETO

ARES CAPITAL CORPORATION,
as Administrative Agent
and

ACF FINCO I LP,
as Revolver Agent

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SCHEDULES

Schedule 1	-	Closing Checklist
Schedule 2	‑	Subsidiary Guarantors
Schedule 2.01	‑	Commitments
Schedule 3	-	Immaterial Subsidiaries and Asset Levels
Schedule 5.01	-	Existence, Qualification and Power; Compliance with Laws
Schedule 5.02	-	Authorizations; No Contravention
Schedule 5.06	-	Litigation
Schedule 5.07(b)	‑	Real Property
Schedule 5.09	-	Environmental Compliance
Schedule 5.10	-	Taxes
Schedule 5.14	‑	Subsidiaries, Joint Ventures and Other Equity Investments
Schedule 5.17	‑	Intellectual Property, Licenses
Schedule 5.19	-	Material Contracts
Schedule 5.20	-	Healthcare and Regulatory Matters
Schedule 5.21	-	Deposit and Other Accounts
Schedule 6.21	-	Post-Closing Matters
Schedule 7.01(b)	‑	Existing Liens
Schedule 7.02(c)	-	Existing Investments
Schedule 7.03(b)	‑	Surviving Indebtedness
Schedule 7.06(g)	-	Existing Earn-Outs
Schedule 7.08(c)	-	Existing Affiliate Transactions
Schedule 10.02	‑	Administrative Agent’s Office, Certain Addresses for Notices

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EXHIBITS

Exhibit A‑1	‑‑	Form of Committed Loan Notice
Exhibit A‑2	‑‑	Form of Prepayment Notice
Exhibit B	‑‑	Form of Note
Exhibit C	‑‑	Form of Compliance Certificate
Exhibit D	‑‑	Form of Assignment and Assumption
Exhibit E-1	‑‑	Form of Guarantee and Collateral Agreement
Exhibit E-2	--	Form of Pledge Agreement
Exhibit F	‑‑	Form of Officer’s Certificate
Exhibit G	‑‑	Form of Administrative Questionnaire
Exhibits H-1 to H-4	‑‑	Forms of U.S. Tax Compliance Certificate
Exhibit I	--	Form of Interest Election Request

CREDIT AGREEMENT

This CREDIT AGREEMENT (this “Agreement”) is entered into as of February 18, 2022 among AMRYT PHARMACEUTICALS, INC., a Delaware corporation (the “Borrower”), AMRYT PHARMA PLC, a company incorporated in England and Wales with company number 12107859 (the “Parent”), AMRYT PHARMA HOLDINGS LIMITED, a company incorporated in England and Wales with company number 05316808 (the “Intermediate Parent”), each Lender (as hereinafter defined) from time to time party hereto, ARES CAPITAL CORPORATION, as administrative agent and collateral agent for the Lenders (in such capacities, together with any successor administrative agent and collateral agent, the “Administrative Agent”) and ACF FINCO I LP, as revolver agent (in such capacity, together with any successor revolver agent, the “Revolver Agent”).

PRELIMINARY STATEMENTS

1.           The Borrower desires that Lenders extend a term loan facility of an aggregate principal amount of $85,000,000 and a priority revolving credit facility in an aggregate principal amount of $40,000,000 to it for the purposes of (a) refinancing in full its existing secured credit facilities, (b) providing for working capital and general corporate purposes of the Borrower and its subsidiaries, (c) paying fees and expenses incurred in connection with the execution and delivery of the Loan Documents and (d) financing certain share repurchase programs permitted hereunder.

2.        The Guarantors (as hereinafter defined) have agreed to guarantee the obligations of the Borrower hereunder and the Borrower and the Guarantors have agreed to secure their respective Obligations by granting to the Administrative Agent, for the benefit of the Secured Parties (as hereinafter defined), a lien on substantially all of their respective assets, in accordance with the priorities provided in the Loan Documents (as hereinafter defined), except as otherwise may be set forth in such Loan Documents.

Subject to and upon the terms and conditions set forth herein, the Lenders are willing to make available to the Borrower the credit facilities provided for herein:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01         Defined Terms.  As used in this Agreement, the following terms shall have the meanings set forth below:

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acceptable DIP Financing” means any debtor-in-possession financing (1) incurred by Parent, the Borrower or a Subsidiary following a voluntary petition by Parent, the Borrower or any of its Subsidiaries with the United States Bankruptcy Court for relief under Chapter 11 of the Bankruptcy Code and during the continuance of a proceeding administered by such United States Bankruptcy Court and (2) approved pursuant to an order of the United States Bankruptcy Court; provided that, in the event that all or any portion of such debtor-in-possession financing is provided by a Lender or an Affiliate thereof, each Lender (as of the time of incurrence thereof) shall have been offered an opportunity to participate in such debtor-in-possession financing on a pro rata basis.

“Accounting Changes” means changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the International Accounting Standards Board (or successor thereto or any agency with similar functions).

 “Adjusted Term SOFR” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Administrative Agent” has the meaning specified in the first paragraph of this Agreement and shall include any successor administrative agent appointed in accordance with Section 9.09.

“Administrative Agent’s Office” means, the Administrative Agent’s address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire substantially in the form of Exhibit G.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, in respect of any Person:

(a)         any Person which, directly or indirectly, controls, is controlled by or is under common control with such Person; and for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” or “under common control with”) means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting Equity Interests or by contract or otherwise;

(b)         any Person who beneficially owns or holds 10% (or when referring to a beneficial owner or holder of shares of the Parent or its Subsidiaries, 25%), or more of any class of shares (or, in the case of a Person that is not a corporation, 10% (or when referring to a beneficial owner or holder of shares of the Parent or its Subsidiaries, 25%) or more of the partnership or other Equity Interests) of such Person; or

(c)         any Person, 10% or more of any class of shares (or in the case of a Person that is not a corporation, 10% of the partnership or other Equity Interests) which is beneficially owned or held by such Person or a Subsidiary of such Person.

 “Agent” and “Agents” means the collective reference to the Administrative Agent and the Revolver Agent.

“Agent Parties” has the meaning specified in Section 10.02(f).

“Agent‑Related Persons” means the Agents, together with their Affiliates, and the officers, directors, employees, agents and attorneys‑in‑fact of such Persons and Affiliates.

“Aggregate Commitments” means the Commitments of all the Lenders.  As of the Closing Date, the amount of the Aggregate Commitments is $125,000,000.

“Aggregate Revolving Credit Exposure” means, at any time, the aggregate amount of the Lenders’ Revolving Credit Exposures at such time.

“Agreement” has the meaning specified in the introductory paragraph hereto.

“Alternate Base Rate” means, for any day, a floating rate per annum equal to the highest of (a) the Prime Rate, (b) the Federal Funds Effective Rate in effect on such day plus fifty (50) basis points per annum, (c) the sum of Adjusted Term SOFR calculated for each such day determined two (2) Business Days prior to the first day of the then current month plus 1.00% per annum and (d) 1.90% per annum.  Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or Adjusted Term SOFR, as the case may be, shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or Adjusted Term SOFR, as the case may be.

“Anti-Corruption Laws” has the meaning specified in Section 5.15(g).

“Anti-Terrorism Law” means any Requirement of Law related to money laundering or financing terrorism, including the USA PATRIOT Act, and its implementing regulations, The Currency and Foreign Transactions Reporting Act (also known as the Bank Secrecy Act, 31 U.S.C. §§ 5311-5330 and 12 U.S.C. §§ 1818(s), 1820(b) and 1951-1959), the Trading With the Enemy Act (50 U.S.C. § 1 et seq., as amended), Executive Order 13224 (effective September 24, 2001) and the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 and 1957).

“Applicable Lending Office” means for any Lender, such Lender’s office, branch or affiliate designated for the Loans, as notified to the Administrative Agent and the Borrower or as otherwise specified in the Assignment and Assumption pursuant to which such Lender became a party hereto, any of which offices may, subject to the applicable provisions of Article III, be changed by such Lender upon 10 days’ prior written notice to the Administrative Agent and the Borrower; provided that for the purposes of the definition of “Excluded Taxes” and Section 3.01, any such change shall be deemed an assignment made pursuant to an Assignment and Assumption.

“Applicable Rate” means (a) with respect to Revolving Loans and Swingline Loans, a percentage per annum equal to 3.00% for ABR Loans and 4.00% for SOFR Loans and (b) with respect to the Term Loans, a percentage per annum equal to 5.75% for ABR Loans and 6.75% for SOFR Loans.

“Approved Fund” means any Fund that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender, or (c) an entity or Affiliate of an entity that administers, advises or manages a Lender.

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit D or such other form approved by the Administrative Agent.

“Attorney Costs” means and includes all reasonable and documented fees, out-of-pocket expenses and actual disbursements of any law firm or other external legal counsel.

“Attributable Indebtedness” means, at any date, (a) in respect of any Capital Lease Obligation (other than a lease resulting from a Sale Leaseback) of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with IFRS, and (b) in respect of any Sale Leaseback, the present value, discounted in accordance with IFRS, at the interest rate implicit in the related lease, of the obligations of the lessee for net rental payments over the remaining term of such lease (including any period for which such lease has been extended or may, at the option of the lessor be extended).

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Term SOFR” (or any similar or analogous tenor or interest period concept set forth in another definition) pursuant to Section 2.16(d).

“Availability Period” means the period from and including the Closing Date to but excluding the Maturity Date.

 “Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Banking Services” means each and any of the following bank services provided to any Loan Party (a) under any arrangement that is in effect on the Closing Date between any Loan Party, a counterparty that is the Administrative Agent, Revolver Agent, a Lender or an Affiliate of the Administrative Agent, Revolver Agent, a Lender as of the Closing Date or (b) under any arrangement that is entered into after the Closing Date by any Loan Party with any counterparty that is the Administrative Agent, Revolver Agent, a Lender, or an Affiliate of the Administrative Agent or a Lender at the time such arrangement is entered into:  (i) commercial credit cards, (ii) stored value cards, (iii) purchasing cards, (iv) treasury management services (including depository, overdraft, controlled disbursement, ACH transactions, return items and interstate depository network services) and (v) any arrangements or services similar to any of the foregoing.

“Banking Services Obligations” means any and all obligations of the Loan Parties, whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor), in connection with Banking Services, in each case, that has been designated to the Administrative Agent in writing by the Borrower as being a Banking Services Obligation for the purposes of the Loan Documents, it being understood that each counterparty thereto shall be deemed (A) to appoint the Administrative Agent as its agent under the applicable Loan Documents and (B) to agree to be bound by the provisions of Article 9, Section 10.04 and Section 10.14 as if it were a Lender.

“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now or hereafter in effect, or any successor thereto.

 “Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a replacement of the Benchmark has occurred pursuant to Section 2.16(d), then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate.  Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof.

“Benchmark Replacement” means with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)          the sum of (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment; or

(b)         the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)        in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)        in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)         a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)       a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)         a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.16(d) and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.16(d).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 CFR § 1010.230.

“Borrower” has the meaning specified in the introductory paragraph hereto.

“Borrowing” means any Loans of the same Type and Class made, converted or continued on the same date.

“Budget” has the meaning specified in Section 6.01(c).

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks or the offices of the Administrative Agent or the Revolver Agent are authorized or required to close under the Laws of, or are in fact closed, in the United Kingdom, generally, or in London, England, in Chicago, Illinois or New York, New York and solely with respect SOFR, U.S. Government Securities Business Days.

“Capital Lease” means, with respect to any Person, any leasing or similar arrangement conveying the right to use any property, whether real or personal property, or a combination thereof, by that Person as lessee that, in conformity with IFRS, is required to be accounted for as a capital lease on the balance sheet of such Person.

“Capital Lease Obligation” means, with respect to any Person, all monetary or financial obligations of such Person and its Subsidiaries under any Capital Leases, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date on which such lease may be terminated by the lessee without payment of a penalty; provided that any obligations that were not required to be included on the balance sheet of such Person as capital lease obligations when incurred but are subsequently re-characterized as capital lease obligations due to a change in accounting rules after the Closing Date shall for all purposes hereunder not be treated as a Capital Lease Obligation.

“Cash Equivalents” means any of the following:  (a) readily marketable direct obligations of the Government of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States, (b) insured certificates of deposit of or time deposits with any commercial bank that is a Lender or any other domestic commercial bank having capital and surplus in excess of $500,000,000 maturing not more than one year after the date of issuance, (c) repurchase obligations of any Lender or of any commercial bank satisfying the requirements of clause (b) of this definition, having a term of not more than 30 days, with respect to securities issued or fully guaranteed or insured by the Government of the United States, (d) securities with maturities of 365 days or less from the date of acquisition that are issued or fully guaranteed by any state, district or territory of the United States, by any political subdivision or taxing authority of any such state, district or territory or by any foreign government, the securities of which state, district or territory, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s, (e) commercial paper maturing not more than two hundred and seventy (270) days from the date of issue and issued by a corporation (other than an Affiliate of any Loan Party) organized under the laws of any state of the United States of America or of the District of Columbia and, at the time of acquisition thereof, rated A 2 or higher by S&P, P 2 or higher by Moody’s or F2 or higher by Fitch, (f) money market mutual or similar funds that invest substantially all of their assets in one or more type of securities satisfying the requirements of clauses (a) through (e) of this definition, (g) Investments, classified in accordance with IFRS as current assets of the Borrower or any of its Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, as amended, which are administered by financial institutions having capital of at least $500,000,000, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (a) and (b) of this definition, (h) agencies (LSE’s), State (municipal bonds), or corporate bonds having a long term rating of at least A- or A3 from S&P, Moody’s or Fitch, having maturities of not more than fifteen (15) months from the date of acquisition and (i) money market funds having a rating of AAAm/Aaa or better from S&P, Moody’s or Fitch.

“Casualty Event” means any casualty, loss, damage, destruction or other similar loss with respect to real or personal property or improvements.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time.

“CERCLIS” means the Comprehensive Environmental Response, Compensation and Liability Information System maintained by the U.S. Environmental Protection Agency.

“Change in Law” means (a) the adoption of any law, treaty, order, policy, rule or regulation after the date of this Agreement, (b) any change in any law, treaty, order, policy, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) the making or issuance of any guideline, request or directive issued or made after the date hereof by any central bank or other Governmental Authority (whether or not having the force of law); provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, regardless of the date enacted, adopted, issued or implemented; provided that increased costs as a result of a Change in Law pursuant to clauses (x) and (y) above shall only be reimbursable by the Borrower to a Lender to the extent such Lender is requiring reimbursement therefor generally from similarly situated borrowers under comparable credit facilities.

“Change of Control” means the occurrence of any of the following events:

(a)         any Wholly-owned direct or indirect Subsidiary of the Parent on the Closing Date shall cease to be a Wholly‑owned direct or indirect Subsidiary of the Parent except as provided in Section 7.04;

(b)          the Borrower shall cease to be either (i) a Wholly-owned direct Subsidiary of the Intermediate Parent, which shall in turn be a Wholly-owned direct Subsidiary of the Parent or (ii) a Wholly-owned direct Subsidiary of the Parent;

(c)        any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) shall have (x) acquired beneficial ownership or control of 35% or more on a fully diluted basis of the voting and/or economic interest in the Equity Interests of the Parent; or (y) obtained the power (whether or not exercised) to elect a majority of the members of the board of directors (or similar governing body) of the Parent; or

(d)         those individuals who are members of the board of directors (or similar governing body) of the Parent on the Closing Date (together with any new or replacement directors whose initial nomination for election was approved by a majority of the directors who were either directors on the Closing Date or previously so approved) shall fail to constitute a majority of the board of directors (or similar governing body) of the Parent.

“Chapter 11 Case” has the meaning specified in the Preliminary Statements hereto.

“Class”, when used with respect to (a) any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Term Loans, Revolving Loans or Swingline Loans, (b) any Commitment, refers to whether such Commitment is a Term Loan Commitment, a Revolving Credit Commitment or a commitment to make Swingline Loans, (c) any Lender, refers to whether such Lender has a Loan or Commitment of a particular Class and (d) any Revolving Credit Exposure, refers to whether such Revolving Credit Exposure is attributable to a Revolving Credit Commitment of a particular Class.

“Closing Date” means the date on which all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01 and the Loans are made.

“Closing Date Refinancing” has the meaning specified in Section 4.01(b).

“Code” means the U.S.  Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means a collective reference to all real and personal property required to be pledged to the Administrative Agent, for the benefit of the Secured Parties, to secure all or part of the Obligations pursuant to the Collateral Documents.

“Collateral Documents” means, collectively, the Guarantee and Collateral Agreement, the Pledge Agreement, the UK Security Documents, the Irish Security Documents, and, to the extent required hereunder or reasonably requested by the Administrative Agent and the Lenders, any Guarantee and Collateral Agreement Supplement, any Mortgages, any collateral assignments, any security agreements, pledge agreements, control agreements or other similar agreements, or any supplements to any of the foregoing, in each case delivered to the Administrative Agent and the Lenders in connection with this Agreement or any other Loan Document or any transaction contemplated hereby or thereby to secure or guarantee the payment of any part of the Obligations or the performance of any Loan Party’s other duties and obligations under the Loan Documents.

“Commitment” means, with respect to each Lender, such Lender’s Term Loan Commitment and Revolving Credit Commitment, as applicable, in effect as of such time.

“Commitment Fee Rate” means, on any date, 0.50% per annum.

“Committed Loan Notice” means a written notice of borrowing substantially in the form of Exhibit A‑1.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.).

“Communications” has the meaning specified in Section 10.02(e).

“Compliance Certificate” means a certificate substantially in the form of Exhibit C.

“Computation Period” means each period of four (4) consecutive fiscal quarters ending on the last day of a fiscal quarter.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the time periods set forth in the definition of “Term SOFR” (or the addition of a concept of “interest period” or any similar or analogous definition), timing and frequency of determining rates and making payments of interest, timing of Committed Loan Notices or prepayment or conversion, the applicability and length of lookback periods, the applicability of Section 2.19 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.

 “Consolidated Revenue” means, with respect to Parent and its Subsidiaries for any period, the consolidated revenue of Parent and its Subsidiaries for that period calculated in accordance with IFRS.

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Convertible Notes” means Indebtedness evidenced by the 5.00% convertible senior notes due 2025 issued under that certain Indenture dated as of September 24, 2019 between the Borrower (formerly known as Aegerion Pharmaceuticals, Inc.) and GLAS Trust Company LLC, as trustee thereunder.

“Credit Extension” means each of the making of a Revolving Loan or Swingline Loan.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, Irish law examinership, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, fraudulent transfer (or the Irish law equivalent, unfair preference), reorganization, or similar debtor relief Laws of the United States or any similar foreign, federal or state law for the relief of debtors from time to time in effect and affecting the rights of creditors generally.

“Debt Fund Affiliate” means an Affiliate of a Disqualified Person that is primarily engaged in, or advises funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, notes, bonds and similar extensions of credit or securities in the ordinary course of its business and whose managers have fiduciary duties to the investors therein independent of or in addition to their duties to such Disqualified Person.

“Debtors” has the meaning specified in the Preliminary Statements hereto.

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Defaulting Lender” means any Lender that has (a) defaulted in its obligations under this Agreement, including without limitation, to make a Loan or to fund its participation in a Swingline Loan required to be made or funded by it hereunder, in each case, within one Business Day in the case of the making of a Loan and three Business Days of the date such other obligation arose or such Swingline Loan was required to be funded, (b) notified the Administrative Agent or Swingline Lender or a Loan Party in writing that it does not intend to satisfy any such obligation, or funding obligations generally under other agreements in which it commits to extend credit, or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement, (c) failed, within three Business Days after the request of Administrative Agent or the Borrower, to confirm in writing that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Swingline Loans; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent, (d) on or after the Closing Date, become (or any direct or indirect parent company thereof has become) insolvent or been determined by any Governmental Authority having regulatory authority over such Person or its assets, to be insolvent, or the assets or management of which has been taken over by any Governmental Authority or (e) on or after the Closing Date, become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in, any such proceeding or appointment, or become the subject of a Bail-In Action, unless in the case of any Lender subject to this clause (e), the Borrower and the Administrative Agent shall each have determined that such Lender intends, and has all approvals required to enable it (in form and substance satisfactory to each of the Borrower and the Administrative Agent), to continue to perform its obligations as a Lender hereunder; provided that a Lender shall not be deemed to be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interests in such Lender or its parent by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

“Default Rate” means an interest rate equal to the rate otherwise applicable under Section 2.10(a) plus 2.0% per annum.

“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition of any asset or property by a Loan Party or any of its Subsidiaries (including any Sale Leaseback and any sale of Equity Interests, but excluding any issuance by a Loan Party of its own Equity Interests); provided that none of the foregoing shall be considered a “Disposition” for purpose of Section 7.05 if and only if the aggregate value of the assets or property that are the subject of such transaction is less than $100,000 in the aggregate during the term of this Agreement.

“Disqualified Equity Interests” means, with respect to any Person, any Equity Interest of such Person which, by its terms, or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable, or upon the happening of any event or condition, (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payments of dividends in cash, or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is ninety one (91) days after the Maturity Date then in effect; provided that, if such Equity Interests are issued pursuant to a plan for the benefit of employees of the Borrower or any of its Subsidiaries or by any such plan to such employees, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Borrower or any of its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“Disqualified Person” means (i) any holder of any Indebtedness under the Convertible Notes or any Permitted Refinanced Convertible Notes that has been listed on a schedule provided to Administrative Agent from time to time and (ii) any pharmaceutical company that is a direct competitor of the Parent or its Subsidiaries and that is listed on a schedule provided to the Administrative Agent or that is readily identifiable by name as a Pharmaceutical company.

“Disqualified Person Controlled Affiliate” means any Affiliate (other than a bona fide Debt Fund Affiliates) of any Person described in (i) or (ii) of the definition of Disqualified Person that is under the control of, or under common control with, such Person.

“Dollars” means lawful money of the United States.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

 “EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any credit institution or investment firm established in any EEA Member Country.

 “Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.07(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 10.07(b)(iii)).

“Environmental Action” means any action, suit, demand, demand letter, claim, notice of non‑compliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating to any Environmental Law, any Environmental Permit or Hazardous Material or arising from alleged injury or threat to health and safety as it relates to any Hazardous Material or the environment, including, without limitation, (a) by any Governmental Authority for enforcement, cleanup, removal, response, remedial or other actions or damages relating to Releases of Hazardous Materials or actual or alleged violations of Environmental Laws and (b) by any Governmental Authority or third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

“Environmental Laws” means any and all federal, provincial, local and foreign statutes, laws, regulations, ordinances, rules, decrees or other governmental restrictions of legal effect relating to the environment, to the release of any Hazardous Materials into the environment or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials but only to the extent such Environmental Laws are legally applicable to any Loan Party pursuant to any Environmental Law.

“Environmental Liability” in respect of any Person, any and all legal obligations and liabilities under Environmental Laws for any Release caused by such Person or which is discovered or uncovered during the ownership or control of any real property by such Person and which adversely impacts any Person, property or the environment whether or not caused by a breach of applicable laws (including Environmental Laws).

“Environmental Permit” means any permit, approval, hazardous waste identification number, license or other authorization issued by or submitted to a Governmental Authority required under any Environmental Law.

“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time and Treasury regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is under common control with any Loan Party and is treated as a single employer within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations at any facility of any Loan Party or ERISA Affiliate as described in Section 4062(e) of ERISA; (c) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan, notification of any Loan Party or ERISA Affiliate concerning the imposition of withdrawal liability or notification that a Multiemployer Plan is insolvent or is in reorganization within the meaning of Title IV of ERISA (or that is in endangered or critical status, within the meaning of Section 305 of ERISA); (d) the filing of a notice of intent to terminate, the treatment of a Pension Plan amendment as a termination under Sections 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; (g) a determination that any Pension Plan is, or is expected to be, in “at‑risk” status (within the meaning of Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); or (h) the conditions for imposition of a lien under Section 303(k) of ERISA shall have been met with respect to any Pension Plan.

“Erroneous Payment” has the meaning assigned to it in Section 9.14(a).

“Erroneous Payment Notice” has the meaning assigned to it in Section 9.14(a).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor thereto), as in effect from time to time.

“Event of Default” has the meaning specified in Section 8.01.

“Excluded Account” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

“Excluded Swap Obligation” means, with respect to any Loan Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Loan Guaranty of such Loan Guarantor of, or the grant by such Loan Guarantor of a security interest to secure, such Swap Obligation (or any Loan Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder (determined after giving effect to any “keepwell,” support or other agreement for the benefit of such Loan Guarantor) at the time the Loan Guaranty of such Loan Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Loan Guaranty or security interest is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its Applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 3.04(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 3.01, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 3.01(g) and (d) any Taxes imposed under FATCA.

“Existing Credit Agreement” means that certain Credit Agreement, dated as of September 24, 2019, among Parent, the Borrower, the lenders party thereto and Cantor Fitzgerald Securities as administrative agent, as the same has been amended, restated, supplemented or otherwise modified from time to time.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities implementing such Sections of the Code.

“FDA” has the meaning assigned to such term in Section 5.20(a).

“Federal Funds Effective Rate” means, for any day shall, the rate per annum (based on a year of 360 days and actual days elapsed and rounded upward to the nearest 1/100 of 1%) announced by the Federal Reserve Bank of New York (or any successor) on such day as being the weighted average of the rates on overnight federal funds transactions, as computed and announced by such Federal Reserve Bank (or any successor) in substantially the same manner as such Federal Reserve Bank computes and announces the weighted average it refers to as the “Federal Funds Effective Rate” as of the date of this Agreement; provided, that (a), if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the immediately preceding Business Day as so published on the next succeeding Business Day and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate charged to the Administrative Agent from three federal funds brokers of recognized standing selected by it on such day on such transactions as determined by the Administrative Agent.

“Filsuvez” means the investigational pharmaceutical product Oleogel-S10 currently subject to a pending New Drug Application (NDA) for the treatment of cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”).

 “Fiscal Year” means the fiscal year of the Parent and its Subsidiaries, ending on December 31 of each calendar year.

“Fitch” means Fitch Ratings, Inc. and its successors.

“Floor” means a rate of interest equal to 0.90%.

“Foreign Lender” means (a) if the borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is a resident or organized under the laws of a jurisdiction other than that in which the Borrower is a resident for tax purposes.

“Foreign Jurisdiction” means any jurisdiction other than the United States, the United Kingdom, Ireland and Germany.  To the extent any Subsidiary is required to become a Loan Party pursuant to the terms hereof after the Closing Date, the jurisdiction of formation or organization of such Loan Party shall no longer constitute a Foreign Jurisdiction hereunder.

“Foreign Subsidiary” means any direct or indirect Subsidiary of the Parent organized outside the United States.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than an individual) that is or will be engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course.

“Funding Account” has the meaning assigned to such term in Section 2.03.

“Governmental Authority” means any nation or government, any provincial, state, local, municipal or other political subdivision thereof, and any entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Governmental Authorization” means any authorization, approval, consent, franchise, license, covenant, order, ruling, permit, certification, exemption, notice, declaration or similar right, undertaking or other action of, to or by, or any filing, qualification or registration with, any Governmental Authority.

“Granting Lender” has the meaning specified in Section 10.07(f).

“Guarantee and Collateral Agreement” means, collectively, (a) the Guarantee and Collateral Agreement executed by the Loan Parties and the Administrative Agent substantially in the form of Exhibit E-1 (as such agreement may be amended, restated, supplemented or otherwise modified from time to time) and (b) each Guarantee and Collateral Agreement Supplement executed and delivered pursuant to the provisions of Section 6.11.

“Guarantee and Collateral Agreement Supplement” means a supplement to the Guarantee and Collateral Agreement, in form reasonably satisfactory to the Required Lenders, executed and delivered to the Administrative Agent pursuant to the provisions of Section 6.11.

“Guarantee Obligations” means, with respect to any Person, any obligation or arrangement of such Person to guarantee or intended to guarantee any Indebtedness or other payment obligations (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, (a) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business), co‑making, discounting with recourse or sale with recourse by such Person of the Obligation of a primary obligor, (b) the obligation to make take‑or‑pay or similar payments, if required, regardless of non-performance by any other party or parties to an agreement or (c) any obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof.  The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Guarantee Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

“Guarantors” means the Parent and the Subsidiary Guarantors.

“Hazardous Materials” means any material, substance or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous”, “toxic”, a “pollutant”, a “contaminant”, a “deleterious substance”, “dangerous goods”, “radioactive” or words of similar meaning or effect, including petroleum and its by‑products, asbestos, polychlorinated biphenyls, radon, greenhouse gases, mold, urea formaldehyde insulation, chlorofluorocarbons and all other ozone‑depleting substances.

“Health Care Laws” means (a) all Laws related to (i) health care fraud and abuse, including the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b), the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a−7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. §§ 1347 and 1349), the criminal false claims statutes (e.g., 18 U.S.C. §§ 286, 287, 1001 and 1035), the Physician Payment Sunshine Act (42 U.S.C. § 1320a−7h), the Federal Health Care Program Overpayment Statute (42 U.S.C. § 1320a-7k(d)), the Medicare Secondary Payor Statute (42 U.S.C. § 1395y(b)), the Health Insurance portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (42 U.S.C. §§ 17921 et seq.), the exclusion laws (42 U.S.C. § 1320a-7) and any similar local, state and foreign Laws, (ii) the safety, efficacy, development, manufacture, testing, storage, transportation, distribution, supply, packaging, holding, import or export, or sale of pharmaceutical products, including, without limitation, the U.S. Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), the Controlled Substances Act (21 U.S.C. § 801 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), the Food and Drugs Act, R.S. 1985, c. F-27 and Food and Drug Regulations, C.R.C., ch. 870, and the regulations promulgated thereunder, and (iii) good manufacturing practices and good distribution practices; (b) the Medicare statute (Title XVIII of the Social Security Act); (c) the Medicaid Statute (Title XIX of the Social Security Act) and (d) any similar Laws related to any government healthcare program or of any Governmental Authority, and the regulations promulgated pursuant to such Laws, including the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs.

“Health Care Permits” has the meaning assigned to such term in Section 5.20(c).

“Hedge Agreements” means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts and other hedging agreements, and any guaranty thereof.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any Hedge Agreement.

“IFRS” means international financial reporting standards, as in effect from time to time.

 “Immaterial Subsidiaries” means (a) those Subsidiaries listed on Schedule 3 hereto as of the Closing Date (setting forth the approximate asset values for each such Subsidiary as of the Closing Date), and (b) any other Subsidiary of Parent formed or acquired after the Closing Date, in each case under this clause (b) to the extent such Person has assets with a fair market value of $3,000,000 or less and annual revenues of $3,000,000 or less (excluding intercompany accounts and intercompany revenues respectively), so long as all Immaterial Subsidiaries under clause (b) shall have assets with a fair market value of $10,000,000 or less and annual revenues of $10,000,000 or less (excluding intercompany accounts and intercompany revenues respectively) in the aggregate at all times.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (i) accounts payable and other accrued liabilities incurred in the ordinary course of business not past due for more than 120 days after its stated due date (except for accounts payable contested in good faith), (ii) any earn-out obligation until such obligation is both required to be reflected as a liability on the balance sheet of such Person in accordance with IFRS and not paid after becoming due and payable, (iii) deferred or equity compensation arrangements entered into in the ordinary course of business and payable to directors, officers or employees and (iv) milestone payments due to Software AG Stiftung in connection with Birkin AG in an aggregate amount not to exceed 38,000,000 Euros which shall be payable solely on the basis of the criteria disclosed to Lenders prior to the Closing Date, (e) all Indebtedness (excluding prepaid interest thereon) of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed but, in the case of Indebtedness which is not assumed by such Person, limited to the lesser of (x) the amount of such Indebtedness and (y) the fair market value of such property, (f) all guarantees by such Person of Indebtedness of others, (g) all Attributable Indebtedness of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty (excluding the portion thereof that has been fully cash collateralized in a manner permitted by this Agreement), (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances, surety bonds and performance bonds, whether or not matured and (j) all obligations of such Person in respect of Disqualified Equity Interests.  The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is directly liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.  Anything herein to the contrary notwithstanding, obligations in respect of any Indebtedness that has been irrevocably defeased (either covenant or legal) or satisfied and discharged pursuant to the terms of the instrument creating or governing such Indebtedness shall not constitute Indebtedness.

“Indemnified Liabilities” has the meaning specified in Section 10.05(a).

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitees” has the meaning specified in Section 10.05(a).

“Information” has the meaning specified in Section 10.08.

“Intellectual Property” has the meaning specified in Section 5.17.

“Interest Election Request” means a request by the Borrower substantially in the form of Exhibit I hereto or such other form reasonably acceptable to the Administrative Agent to convert or continue a Borrowing in accordance with Section 2.06.

“Intermediate Parent” means Amryt Pharma Holdings Limited, a company incorporated in England and Wales with company number 05316808.

“Investment” in any Person, means any loan or advance to such Person, any purchase or other acquisition of any voting Equity Interests or other Equity Interests or Indebtedness or the assets comprising a division or business unit or a substantial part or all of the business of such Person, any capital contribution to such Person or any other direct or indirect investment in such Person.

“Irish Law Account Charge” means an Irish law charge and assignment to be entered into on or about the date hereof between Parent and the Administrative Agent in respect of its Irish bank accounts.

“Irish Law Debenture” means an Irish Law Debenture to be entered into on or about the date hereof between the Irish Loan Parties and the Administrative Agent whereby each of the Irish Loan Parties shall provide fixed and floating security over all of their assets.

“Irish Law Share Charge” means an Irish law Share Charge to be entered into on or about the date hereof between the Intermediate Parent (company number: 05316808) and the Administrative Agent in respect of the shares of Amryt Pharmaceuticals DAC.

“Irish Loan Parties” means each of Amryt Pharmaceuticals DAC, Amryt Research Limited, Amryt Genetics Limited, Amryt Lipidology Limited and Amryt Endocrinology Limited.

“Irish Security Documents” means the Irish Law Debenture, Irish Law Account Charge and Irish Law Share Charge.

“Laws” means, collectively, all international, foreign, federal, state, provincial and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“Legal Reservations” means:

(a)         the principle that equitable remedies may be granted or refused at the discretion of a court, and the limitations on enforcement imposed by laws relating to insolvency, reorganisation, and other laws generally affecting the rights of creditors;

(b)        the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or to indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)        the principle that in certain circumstances any Lien expressed to be granted by way of fixed charge may be re-characterised as a floating charge or any Lien expressed to be granted by way of assignment may be re-characterised as a charge;

(d)         the principle that the creation or purported creation of Lien over any contract or agreement which is subject to a prohibition against transfer, assignment or charging may be void, ineffective or invalid and may give rise to a breach entitling the contracting party to terminate or take other action in relation to such contract or agreement;

(e)         that a court may refuse to give effect to a purported contractual obligation to pay costs imposed upon another party in respect of the costs of any unsuccessful litigation brought against that party or may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before that court;

(f)          the principle that a court may not give effect to an indemnity for legal costs incurred by an unsuccessful litigant;

(g)         similar principles, rights and defences under the laws of any relevant jurisdiction; and

(h)         any other matters which are set out as qualifications or reservations as to matters of law of general application in the legal opinions delivered pursuant to the provisions of the Credit Agreement.

“Lender” means the Term Lenders, the Revolving Lenders and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption.

“Lien” means any assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement (including Capital Leases but excluding operating leases) or any other security interest whatsoever, howsoever created or arising, whether fixed or floating, legal or equitable, perfected or not, but specifically excludes any legal, contractual or equitable right of set‑off.

"Limitation Acts" means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

“Liquidity Amount” means, as of any date, an amount equal to the sum of (i) the aggregate amount of unrestricted cash and Cash Equivalents of the Loan Parties on a consolidated basis as of such date that are (x) free and clear of all Liens other than Liens in favor of the Administrative Agent for the benefit of the Secured Parties and nonconsensual statutory Liens permitted by Section 7.01 and (y) on deposit in accounts subject to a control agreement in favor of the Administrative Agent plus (ii) the excess, if any, of the aggregate Revolving Credit Commitments of all Lenders over the Revolving Credit Exposures of all Lenders at such time.

“Loan” means any Term Loan, any Revolving Loan or any Swingline Loan.

“Loan Documents” means, collectively, (i) this Agreement, (ii) the Notes, (iii) the Collateral Documents, (iv) any agency fee letter entered into between the Borrower and the Administrative Agent in connection with this Agreement and the other Loan Documents and (v) all other instruments and documents delivered from time to time by or on behalf of the Loan Parties or any of their Subsidiaries in connection herewith or therewith.

“Loan Guarantor” means each Loan Party (other than the Borrower).

“Loan Guaranty” means guaranty provided by the Loan Parties in the Collateral Documents.

“Loan Parties” or “Loan Party” means, collectively or individually as the context may require, the Borrower and each Guarantor.

“Make-Whole Premium” shall mean, with respect to any prepayment of Term Loans or the Minimum Revolver Balance hereunder, the excess of (a) the “present value” as of the date of such prepayment of (i) the prepayment price of the Loans being prepaid at the second anniversary of the Closing Date, (ii) the amount of interest that would have been payable on the aggregate principal amount of the Loans being prepaid, repaid, or accelerated if such principal amount had been outstanding from the date of prepayment, repayment, or acceleration through the second anniversary of the Closing Date  (excluding interest accrued prior to such prepayment date), over (b) the principal amount of the Loans being prepaid; provided that the make-whole premium may in no event be less than zero.  For purposes of this definition, “present value” with respect to each of clauses (a)(i) and (a)(ii) hereof shall be computed using a discount rate applied quarterly equal to the yield on U.S. Treasury notes with a maturity closest to the second anniversary of the Closing Date as of such prepayment date plus 50 basis points.

“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, assets, liabilities (actual or contingent), financial condition of the Parent and its Subsidiaries, taken as a whole; (b) a material impairment of the ability of any Loan Party to perform its material obligations under any Loan Document to which it is a party; (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party; or (d) a material impairment of the Administrative Agent’s or the Lenders’ ability to enforce the Obligations or realize upon the Collateral. A Complete Response Letter from the FDA or the European Medicines Agency with respect to Filsuvez shall not constitute a Material Adverse Effect hereunder.

“Material Contracts” means any Contractual Obligation of any Loan Party or any of its Subsidiaries the failure to comply with which, or the termination (without contemporaneous replacement) of which, could reasonably be expected to have a Material Adverse Effect or otherwise result in liabilities in excess of $2,500,000.

“Material Intellectual Property” means all Intellectual Property that is material to the business of the Borrower and its Subsidiaries, taken as a whole.

“Maturity Date” means, the earliest to occur of (i) February 18, 2027, (ii) the date which is six (6) months prior to the maturity of the Convertible Notes if, prior to such date, the aggregate principal amount of Indebtedness thereunder (other than up to $50,000,000) has not either been converted to Equity Interests of Parent, as permitted hereunder, or refinanced with Permitted Refinanced Convertible Notes and (iii) the date on which the Loans and other Obligations hereunder are accelerated and become due and payable following the occurrence of an Event of Default, in each case, pursuant to Section 8.02; provided however, if such date shall fall on a day other than a Business Day, it shall be the  preceding Business Day.

“Minimum Revolver Balance” has the meaning specified in Section 2.01(b).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Mortgage” means collectively, the deeds of trust, trust deeds, deeds to secure debt and mortgages creating and evidencing a Lien on real property granted by the Loan Parties in favor or for the benefit of the Administrative Agent, on behalf of the Secured Parties, in form and substance reasonably satisfactory to the Required Lenders and their counsel to account for local law matters) and otherwise in form and substance reasonably satisfactory to the Required Lenders, executed and delivered pursuant to the terms of this Agreement.

“Mortgaged Property” means any real property of a Loan Party that is subject to a Mortgage.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, to which any Loan Party or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Net Cash Proceeds” means:

(a)         with respect to the Disposition of any asset by any Loan Party or any of its Subsidiaries or any Casualty Event the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such Disposition or Casualty Event (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received and, with respect to any Casualty Event, any insurance proceeds or condemnation awards in respect of such Casualty Event actually received by or paid to or for the account of the Parent or any of its Subsidiaries) over (ii) the sum of (A) the principal amount of any Indebtedness permitted by this Agreement that is secured by a lien (other than a Lien on the Collateral that is subordinated or junior to the Liens securing the Obligations) by the asset subject to such Disposition or Casualty Event and that is repaid (and is timely repaid) in connection therewith (other than Indebtedness under the Loan Documents), (B) the reasonable out‑of‑pocket expenses actually incurred and paid by the Parent or any of its Subsidiaries in connection with such Disposition or Casualty Event (including, reasonable attorney’s, accountant’s and other similar professional advisor’s fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant, and other customary fees) to third parties (other than the Loan Parties or any of their Affiliates), (C) taxes paid or reasonably estimated to be actually payable or that are actually accrued in connection therewith with respect to the current tax year as a result of any gain recognized in connection therewith by such Person or any of the direct or indirect stockholders thereof and attributable to such Disposition or Casualty Event; provided that, if the amount of any estimated taxes pursuant to this subclause (C) exceeds the amount of taxes actually required to be paid in cash, the aggregate amount of such excess shall constitute Net Cash Proceeds and (D) any reasonable reserve actually maintained in respect of (x) the sale price of such asset or assets established in accordance with IFRS  and (y) any liabilities associated with such asset or assets and retained by the Borrower or any of its Subsidiaries after such sale or other Disposition thereof, including pension and other post‑employment benefit liabilities and liabilities related against any indemnification obligations associated with such transaction and it being understood that “Net Cash Proceeds” shall include any cash or Cash Equivalents (1) received upon the Disposition of any non‑cash consideration received by such Person in any such Disposition, and (2) received upon the reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount) of any reserve described in subclause (D) above or, if such liabilities have not been satisfied in cash and such reserve not reversed within two years after such Disposition or Casualty Event, the amount of such reserve; and

(b)         with respect to the incurrence or issuance of any Indebtedness by any Loan Party or any of its Subsidiaries not permitted under Section 7.03, the excess, if any, of (i) the sum of the cash received in connection with such incurrence or issuance over (ii) the investment banking fees, underwriting discounts, commissions, costs and other out‑of‑pocket expenses and other customary expenses (including reasonable attorney’s, accountant’s and other similar professional advisor’s fees), incurred by such Person in connection with such incurrence or issuance to third parties (other than the Loan Parties or any of their Affiliates).

“Non‑Consenting Lender” has the meaning specified in Section 3.04(c).

“Non-ECP Guarantor” means each Guarantor other than a Qualified ECP Guarantor.

“Note” means a promissory note of the Borrower payable to a Lender or its assigns, substantially in the form of Exhibit B hereto, evidencing the aggregate Indebtedness of the Borrower owing to such Lender resulting from the Loans made by such Lender.

“NPL” means the National Priorities List under CERCLA.

“Obligations” means all advances to, and debts, liabilities, guarantees, obligations, covenants and duties of, any Loan Party to the Secured Parties arising under any Loan Document, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising, including after the commencement of any Debtor Relief Laws and regardless of whether allowed or allowable as a claim in any proceeding under such Debtor Relief Laws.  Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include the obligation (including Guarantee Obligations) to pay principal, interest, reimbursement obligations, charges, expenses, fees, Attorney Costs, indemnities and other amounts payable by any Loan Party under any Loan Document and all Banking Services Obligations and Secured Hedging Obligations.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Organization Documents” means (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws; (b) with respect to any limited liability company, the certificate of incorporation or articles of formation or constitution or memorandum and articles of association or association or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, declaration, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

“Parent” has the meaning specified in the introductory paragraph hereto.

“Participant” has the meaning specified in Section 10.07(d).

“Participant Register” has the meaning specified in Section 10.07(d).

“PBGC” means the Pension Benefit Guaranty Corporation (or any successor thereof).

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by any Loan Party or any ERISA Affiliate or to which any Loan Party or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time since January 1, 2003.

“Perfection Requirements” means the making or procuring of appropriate registrations, filings, endorsements, notarisations, intimations, stamping and/or notifications of the Collateral Documents and/or security expressed to be created under the Collateral Documents determined by the legal advisers to the Lenders to be necessary in any relevant jurisdiction for the enforceability or production in evidence of the relevant Collateral Document.

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted License” means any license of Filsuvez, AP103, and Mycapssa assets in Asia, Australia, Japan and Latin America, and Metreleptin and Lomitapide in Asia, Australia and Japan.

“Permitted Refinanced Convertible Notes” means refinancings, renewals, or extensions of the Convertible Notes, so long as such refinancings, renewals, or extensions do not result in:

(a)        more than a principal amount of $200,000,000 of Convertible Notes and Permitted Refinanced Convertible Notes outstanding;

(b)        the Permitted Refinanced Convertible Notes having a maturity earlier than the date which is six months after the Maturity Date;

(c)         any collateral securing the Permitted Refinanced Convertible Notes; or

(d)        the terms of such Permitted Refinanced Convertible Notes, taken as a whole (as reasonably determined by the Borrower), being more restrictive those the terms applicable hereunder for the benefit of the Lenders ((i) other than any covenants or any other provisions applicable only to periods six months after the Maturity Date, and (ii) it being understood that (x) the rate of conversion shall not be deemed a restrictive term and (y) any increase in interest rates or the requirement to pay such amounts in cash shall be deemed to be a restrictive term).

 “Permitted Liens” has the meaning specified in Section 7.01.

“Permitted Share Repurchase Program” means a stock repurchase program approved by the board of directors of Parent.

“Permitted Uses” means collectively: (a) the consummation of the Closing Date Refinancing; (b) the payment of fees and expenses incurred in connection with the entry into the Loan Documents; (c) the provision of working capital or general corporate purposes for the Borrower and its Subsidiaries and (d) the making of share repurchases pursuant to the Permitted Share Repurchase Program so long as such repurchases are permitted to be made pursuant to Section 7.06(f).

 “Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) established by any Loan Party or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

“Platform” has the meaning specified in Section 10.02(e).

“Pledge Agreement” means the Pledge Agreement executed by the Intermediate Parent and the Administrative Agent substantially in the form of Exhibit E-2 (as such agreement may be amended, restated, supplemented or otherwise modified from time to time).

“Prepayment Notice” means a notice of prepayment in respect of any voluntary or mandatory prepayment in substantially the form of Exhibit A‑2.

“Prepayment Premium” means amounts owed pursuant to Section 2.08(e).

“Prime Rate” means a rate per annum equal to the rate last quoted by The Wall Street Journal as the “Prime Rate” in the United States or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent).

“Pro Rata Share” means, (a) with respect to any Term Lender, a percentage equal to a fraction the numerator of which is the aggregate outstanding principal amount of the Term Loans of such Term Lender and the denominator of which is the aggregate outstanding principal amount of the Loans of all Term Lenders and (b) with respect to any Revolving Lender, the percentage of the aggregate Revolving Credit Commitments of all Revolving Lenders represented by such Lender’s Revolving Credit Commitment; provided that, when there is a Defaulting Lender, its Pro Rata Share shall be subject to adjustment pursuant to Section 2.18.  In the case of clause (b), in the event the Revolving Credit Commitments shall have expired or been terminated, the Pro Rata Shares of any Revolving Lender shall be determined on the basis of the Revolving Credit Exposure of the applicable Revolving Lenders, giving effect to any assignments and to any adjustments pursuant to Section 2.18.

“Proceeding” has the meaning specified in Section 10.05(a).

“Public Lender” has the meaning specified in Section 10.02(h).

“Purchase Notice” has the meaning set forth in Section 2.20.

“Purchase Option Date” has the meaning set forth in Section 2.20.

“Purchase Option Trigger Event” means (a) an Event of Default has occurred and is continuing or (b) the Obligations have been accelerated in accordance with Section 8.01.

“Qualified ECP Guarantor” means, in respect of any Swap Obligation constituting Secured Hedging Obligations permitted under this Agreement, each Loan Party that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of the relevant security interest becomes effective with respect to such Swap Obligation constituting Secured Hedging Obligations permitted under this Agreement or such other person as constitutes an “eligible contract participant” under the Commodity Exchange Act and can cause another person to qualify as an “eligible contract participant” at such time by entering into a keepwell under Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests.

“Recipient” means the Administrative Agent or any Lender, as applicable.

“Refinancing Indebtedness” means refinancings, renewals, or extensions of Indebtedness (other than the Convertible Notes), so long as:

(a)         such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness as of the time it is so refinanced, renewed, or extended (other than by the amount of the fees and expenses incurred in connection therewith);

(b)         such refinancings, renewals, or extensions do not result in a shortening of the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended;

(c)          if the Indebtedness that is refinanced, renewed, or extended was subordinated in right of payment to the Obligations, then the terms and conditions of the refinancing, renewal, or extension must include subordination terms and conditions that are at least as favorable to the Lenders as those that were applicable to the refinanced, renewed, or extended Indebtedness; and

(d)       the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person that is liable on account of the Obligations other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended.

“Register” has the meaning specified in Section 10.07(c).

“Registered” means, with respect to Intellectual Property, issued by, registered with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulatory Authority” has the meaning assigned to such term in Section 5.20(a).

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any Hazardous Material in or into the environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any Hazardous Material), or out of any vessel or facility, including the movement of any Hazardous Material through the air, soil, subsoil, surface, water, ground water, rock formation or otherwise.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Reportable Event” means with respect to any Plan any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the thirty (30) day notice period has been waived.

“Required Lenders” means, at any time, Lenders having Loans or unused Commitments representing more than 50% of the sum of the total Loans and such unused Commitments at such time.

“Required Revolving Lenders” means, at any time, Lenders having Revolving Loans and Unused Revolving Credit Commitments representing more than 50% of the sum of the total Revolving Loans and such unused commitments at such time.

“Requirement of Law” means, as to any Person, any law (including common law), statute, ordinance, treaty, rule, regulation, order, decree, judgment, writ, injunction or settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, director, president, chief financial officer, treasurer, general counsel or, except for purposes of Sections 6.02 or 6.03, any other similar officer or a Person performing similar functions of a Loan Party (and, as to any document delivered on the Closing Date, to the extent permitted or required by the terms of this Agreement, any secretary or assistant secretary of a Loan Party).  Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restricted Payment” means any:

(a)         dividend or other distribution (whether in cash, securities or other property) or any payment (whether in cash, securities or other property), in each case, with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries, including any sinking fund or similar deposit, on account of the purchase, retraction, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person’s stockholders, partners or members (or the equivalent of any thereof and including any thereof acquired through the exercise of warrants or rights of conversion, exchange or purchase);

(b)       payments in respect of any earn-outs, seller notes or other deferred purchase price obligations in an amount exceeding $10,000,000 in any fiscal year;

(c)         payments on account of the purchase, redemption, or other acquisition or retirement of any shares of Equity Interests of a Loan Party; and

(d)          payment of any management or similar type fees by a Loan Party to any Affiliate thereof.

“Restricting Information” has the meaning assigned to such term in Section 10.02(i).

“Revolver Agent” has the meaning specified in the first paragraph of this Agreement and shall include any successor administrative agent appointed in accordance with Section 9.09.

“Revolving Credit Commitment” means, with respect to each Lender, the commitment of such Lender to make Revolving Loans (and acquire participations in Swingline Loans) hereunder as set forth on Schedule 2.01, or in the Assignment and Assumption pursuant to which such Lender assumed its Revolving Credit Commitment, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.  The aggregate amount of the Revolving Credit Commitments as of the Closing Date is $40,000,000.

“Revolving Credit Exposure” means, with respect to any Revolving Lender at any time, the aggregate outstanding principal amount at such time of all outstanding Revolving Loans of such Revolving Lender, plus the aggregate amount at such time of such Revolving Lender’s participations in any outstanding Swingline Loans, in each case, attributable to its Revolving Credit Commitment.

“Revolving Credit Obligations” has the meaning specified in Section 10.07(h).

“Revolving Facility” means the Revolving Loans and Revolving Credit Commitments provided to or for the benefit of, and, to the extent the context so requires, the Swingline Loans provided to or for the benefit of, the Borrower pursuant to the terms of this Agreement.

“Revolving Lender” means a Lender with a Revolving Credit Commitment or Revolving Credit Exposure.

“Revolving Loans” means the revolving loans made by the Revolving Lenders to the Borrower pursuant to Section 2.01(b).

“S&P” means Standard & Poor’s Ratings Services LLC, a Standard & Poor’s Financial Services LLC business, and its successors.

“Sale Leaseback” means any transaction or series of related transactions pursuant to which any Loan Party or any of its Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Sanctions” means economic or financial sanctions or trade embargos imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, Canada, any European Union member state or Her Majesty’s Treasury of the United Kingdom.

“Sanctioned Country” means, at any time, a country or territory which is itself the subject or target of any Sanctions (including, without limitation, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means any individual or entity, at any time, that is the subject or target or Sanctions, including (a) any individual or entity listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, Canada, any Member State of the European Union, or the United Kingdom, (b) any individual or entity operating, organized or resident in a Sanctioned Country or (c) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly or otherwise, or where relevant under Sanctions, controlled by any such person or entity described in clause (a).

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Secured Hedging Obligations” means all Hedging Obligations (other than any Excluded Swap Obligations) under each Hedge Agreement that (a) is in effect on the Closing Date between the Borrower or any other Loan Party and a counterparty that is the Administrative Agent, the Revolver Agent,  a Lender, or an Affiliate of the Administrative Agent, Revolver Agent a Lender as of the Closing Date or (b) is entered into after the Closing Date between the Borrower or any other Loan Party and any counterparty that is the Administrative Agent, Revolver Agent a Lender, or an Affiliate of the Administrative Agent, Revolver Agent, a Lender at the time such Hedge Agreement is entered into, for which the Borrower agrees to provide security, in each case that has been designated to the Administrative Agent in writing by the Borrower as being a Secured Hedging Obligation for the purposes of the Loan Documents, it being understood that each counterparty thereto shall be deemed (A) to appoint the Administrative Agent as its agent under the applicable Loan Documents and (B) to agree to be bound by the provisions of Article 9, Section 10.04 and Section 10.14 as if it were a Lender.

“Secured Parties” means, collectively, the Administrative Agent, the Revolver Agent, each counterparty to any Hedge Agreement, the obligations under which constitute Secured Hedging Obligations, any party that provides Banking Services to any Loan Party, the obligations under which constitute Banking Services Obligations, the Lenders and each Supplemental Administrative Agent.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Loan that bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “Alternate Base Rate”.

“Solvent” shall mean, with respect to any Person on a particular date, that on such date (a) the sum of the liabilities (including contingent liabilities) of such Person and its Subsidiaries, on a consolidated basis, does not exceed the present fair saleable value of the present assets of such Person and its Subsidiaries, on a consolidated basis; (b) the capital of such Person and its Subsidiaries, on a consolidated basis, is not unreasonably small in relation to the business of such Person and its Subsidiaries, on a consolidated basis, contemplated as of the date hereof; (c) such Person and its Subsidiaries, on a consolidated basis, do not intend to incur, or believe that they will incur, debts (including current obligations and contingent liabilities) beyond their ability to pay such debts as they mature in the ordinary course of business and (d) it is then able and expects to be able to pay its debts as they mature or fall due within the meaning of Section 570 of the Irish Companies Act 2014.  For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under applicable accounting standards).

“SPC” has the meaning specified in Section 10.07(f).

“Subsidiary” is, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.  Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to a Subsidiary of the Parent.

“Subsidiary Guarantor” means (a) each Subsidiary of the Parent, other than the Borrower, Aegerion Securities Corporation, a Massachusetts corporation, the Immaterial Subsidiaries and any Subsidiary organized in France, but including each Subsidiary listed under the heading “Subsidiary Guarantors” on Schedule 2, and (b) each other Subsidiary of the Parent that becomes a Guarantor after the Closing Date pursuant to a Guarantee and Collateral Agreement Supplement or other documentation in form and substance reasonably satisfactory to the Required Lenders (it being understood that the Subsidiary Guarantors shall not include certain Subsidiaries, as agreed by the Parent and the Required Lenders to the extent the Parent and the Required Lenders determine that including such Subsidiaries as Subsidiary Guarantors will result in material adverse tax consequences to the Loan Parties and their Subsidiaries or determine that it would violate applicable law in any material respect).

“Supplemental Administrative Agent” has the meaning specified in Section 9.13(a) and “Supplemental Administrative Agents” shall have the corresponding meaning.

“Swingline Lender” means ACF FinCo I, in its capacity as lender of Swingline Loans hereunder.

“Swingline Loan” means a Loan made pursuant to Section 2.04.

“Taxes” means any and all present or future taxes, duties, levies, imposts, deductions, assessments, fees, stamp taxes, withholdings or other charges imposed by any Governmental Authority (including additions to tax, penalties and interest with respect thereto).

“Termination Date” has the meaning specified in Section 9.11(a)(i).

“Term Facility” means the Term Loans and Term Loan Commitments.

“Term Lender” means any Lender with a Term Loan Commitment or an outstanding Term Loan.

“Term Loan Commitment” means, with respect to each Term Lender, the commitment of such Term Lender to make Term Loans hereunder in an aggregate amount not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01, as such amount may be adjusted from time to time in accordance with this Agreement.  The aggregate amount of the Term Lenders’ Term Loan Commitments on the Closing Date in respect of the Term Loans (immediately prior to the incurrence of the Term Loans on such date) is $85,000,000.

“Term Loan Obligations” has the meaning specified on Section 10.07(h).

“Term Loans” means the term loans made by the Term Lenders to the Borrower pursuant to Section 2.01(a).

“Term SOFR” means,

(a)        for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor of ninety (90) days on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of the applicable calendar quarter, as such rate is published by the Term SOFR Administrator; provided, however, that (x) if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day and (y) with respect to any Borrowing of SOFR Loans on or before June 30, 2022, the Periodic Term SOFR Determination Day shall be February 16, 2022, and

(b)         for any calculation with respect to an ABR Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate Term SOFR Determination Day.

“Term SOFR Adjustment” means, for any calculation with respect to a SOFR Loan, a percentage per annum of 0.15%.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means  the forward-looking term rate based on SOFR.

“Threshold Amount” means $10,000,000.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to Adjusted Term SOFR or the Alternate Base Rate.

“UK Collateral” shall mean all property (whether real, personal or otherwise) with respect to which any security interests have been granted (or purported to be granted) by the UK Loan Parties or will be granted in accordance with this Agreement.

“UK Debenture” means an English law debenture to be entered into on or about the date hereof between the UK Loan Parties and the Administrative Agent whereby each of the UK Loan Parties provide fixed and floating security over all or substantially all of their assets.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“UK Loan Parties” means each of (a) Aegerion Pharmaceuticals Limited (company number: 08114919), (b) the Intermediate Parent (company number: 05316808) and (c) the Parent (company number: 12107859).

“UK Insolvency Event” shall mean any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)         the suspension of payments, a moratorium of any indebtedness (provided the ending of such moratorium will not remedy any Event of Default caused by such moratorium), winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any UK Loan Party;

(b)        a composition, compromise, assignment or arrangement with any creditor of any UK Loan Party in connection with or as a result of any financial difficulty on the part of any UK Loan Party;

(c)          the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any UK Loan Party, or any of its assets; or

(d)        any UK Loan Party (i) is unable or admits generally an inability to pay its debts as they fall due, or (ii) suspends or threatens generally to suspend making payments on any of its debts,

or any analogous procedure or step is taken in any jurisdiction provided that clauses (a) to (c) above shall not apply to (i) any winding-up petition which is frivolous or vexatious or which is discharged, stayed or dismissed within 20 Business Days of commencement, (ii) the appointment of an administrator (or any procedure or step in relation to such appointment) which the Administrative Agent is satisfied will be withdrawn and unsuccessful or (iii) any actions expressly permitted by the Credit Agreement.

“UK Security Documents” means the UK Debenture and the UK Share Charge.

“UK Share Charge” means the English law share charge to be entered into on or about the date hereof between Amryt Pharmaceuticals DAC and the Administrative Agent.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Uniform Commercial Code” means the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any security interest in any item or items of Collateral.

“United States” and “U.S.” mean the United States of America.

“Unused Revolving Credit Commitment” of any Lender, at any time, means the remainder of the Revolving Credit Commitment of such Lender at such time, if any, less the aggregate outstanding principal amount of Revolving Loans made by such Lender and then outstanding.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Person” means any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning specified in Section 3.01(g)(ii)(B)(3).

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107‑56 (signed into law October 26, 2001)), as the same may be amended, supplemented, modified, replaced or otherwise in effect from time to time.

“Waterfall Trigger Event” means (x) an Event of Default under (i) Section 8.01(a) (payment default); (ii) Section 8.01(b) arising from the failure of the Borrower or any other Loan Party to observe or perform any obligation under any of Sections 6.01(a) (delivery of quarterly and annual financials) or 6.01(d) (delivery of monthly financials) (solely to the extent such financial statements are not delivered to the Administrative Agent for delivery to each Lender within 30 days following the date such financial statements were required to be delivered pursuant to Section 6.01(a) or Section 6.01(d), as applicable), Section 6.12 (use of proceeds) (solely as it relates to the use of proceeds of the Revolving Facility), Section 7.01 (liens), Section 7.02 (investments), Section 7.03 (indebtedness), Section 7.05 (dispositions), Section 7.06 (restricted payments), Section 7.20 (minimum revenue) or Section 7.21 (minimum liquidity); (iii) Section 8.01(c) arising from the failure of the Borrower or any other Loan Party to observe or perform its obligations under Section 6.18 (conduct of business); (iv) Section 8.01(f) (insolvency proceedings); (v) Section 8.01(g) (UK insolvency proceedings); (vi) Section 8.01(i) (judgment default); (vii) Section 8.01(l) (change of control); (viii) Section 8.01(m) (liens) or (ix) Section 8.01(n) (dissolution or liquidation), or (y) the amendment, modification or waiver of any of the provisions set forth in the immediately preceding clause (x) without the consent of the Required Revolving Lenders to such amendment, modification or waiver.

“Wholly‑owned” means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares and (y) shares issued to foreign nationals to the extent required by applicable Law) are owned by such Person and/or by one or more wholly‑owned Subsidiaries of such Person.

“Withdrawal Liability” means the liability of a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.02        Other Interpretive Provisions.  With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)          The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)        The words “herein”, “hereto”, “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(c)        Article, Section, paragraph, clause, subclause, Exhibit and Schedule references are to the Loan Document in which such reference appears.

(d)         The term “including” is by way of example and not limitation.

(e)       The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(f)        In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”.

(g)          Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(h)          Whenever the context may require, any pronoun shall include the corresponding masculine, feminine or neuter forms.

Section 1.03       Accounting Terms.  (a)  All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with IFRS,  consistently applied, except as otherwise specifically prescribed herein; provided, however, that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any Accounting Change occurring after the Closing Date or in the application thereof on the operation of such provision, regardless of whether any such notice is given before or after such Accounting Change or in the application thereof, then the Lenders and the Borrower agree that they will negotiate in good faith amendments to the provisions of this Agreement that are directly affected by such Accounting Change with the intent of having the respective positions of the Lenders and the Borrower after such Accounting Change conform as nearly as possible to their respective positions as of the date of this Agreement and, until any such amendments have been agreed upon, (i) the provisions in this Agreement shall be calculated as if no such Accounting Change had occurred and (ii) the Borrower shall provide to the Administrative Agent and the Lenders a written reconciliation in form and substance reasonably satisfactory to the Required Lenders, between calculations of any baskets and other requirements hereunder before and after giving effect to such Accounting Change.

(b)         Where reference is made to a Person “and its Subsidiaries on a consolidated basis” or similar language, such consolidation shall not include any subsidiaries other than Subsidiaries.

Section 1.04      References to Agreements, Laws, Etc.  Unless otherwise expressly provided herein, (a) references to documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendments and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendments and restatements, extensions, supplements and other modifications are not prohibited by any Loan Document; and (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law.

Section 1.05       Times of Day.  Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.06         Timing of Payment or Performance.  When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day.

Section 1.07        Rates.          The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes.  The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Section 1.08         Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

ARTICLE II

THE COMMITMENTS AND THE LOANS

Section 2.01         The Commitments and the Loans.  Subject to the terms and conditions set forth herein:

(a)         Each Term Lender agrees, severally and not jointly, to make Term Loans to the Borrower on the Closing Date in Dollars, in an aggregate principal amount not to exceed such Lender’s Term Loan Commitment. Amounts paid or prepaid in respect of the Term Loans may not be reborrowed.

(b)         Each Revolving Lender agrees, severally and not jointly, to make Revolving Loans to the Borrower in Dollars, at any time and from time to time on and after the Closing Date, and until the earlier of the Maturity Date and the termination of the Revolving Credit Commitment of such Revolving Lender in accordance with the terms hereof, in an aggregate principal amount at any time outstanding that will not result in such Lender’s Revolving Credit Exposure exceeding such Revolving Lender’s Revolving Credit Commitment; provided that, the Borrower hereby agrees that, subject to the terms and conditions set forth herein the Borrower will borrow at least $20,000,000 of Revolving Loans on the Closing Date (such amount, the “Minimum Revolver Balance”). Within the foregoing limits and subject to the terms, conditions and limitations set forth herein (including the payment of any applicable Prepayment Premium), the Borrower may borrow, pay or prepay and reborrow Revolving Loans.

Section 2.02         Loans and Borrowings.

(a)         Each Loan (other than a Swingline Loan) shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the Lenders ratably in accordance with their respective Commitments of the applicable Class.  Each Swingline Loan shall be made in accordance with the procedures set forth in Section 2.04.

(b)        Subject to Section 2.16, each Borrowing shall be comprised entirely of ABR Loans or SOFR Loans as the Borrower may request in accordance herewith; provided that each Swingline Loan shall be an ABR Loan.  Each Lender at its option may make any SOFR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that (i) any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement, (ii) such SOFR Loan shall be deemed to have been made and held by such Lender, and the obligation of the Borrower to repay such SOFR Loan shall nevertheless be to such Lender for the account of such domestic or foreign branch or Affiliate of such Lender and (iii) in exercising such option, such Lender shall not incur increased costs payable to the Borrower resulting therefrom (which obligation of such Lender shall not require it to take, or refrain from taking, actions that it determines would result in increased costs for which it will not be compensated hereunder or that it otherwise determines would be disadvantageous to it and in the event of such request for costs for which compensation is provided under this Agreement, the provisions of Section 3.02 shall apply); provided, further, that any such domestic or foreign branch or Affiliate of such Lender shall not be entitled to any greater indemnification under Section 3.02 with respect to such SOFR Loan than that which the applicable Lender was entitled on the date on which such Loan was made (except in connection with any indemnification entitlement arising as a result of a Change in Law after the date on which such Loan was made).

(c)         Each SOFR Borrowing shall comprise an aggregate principal amount that is in a minimum amount of $200,000 or any greater multiple of $100,000.  Each ABR Borrowing when made shall be in a minimum amount of $200,000 or any greater multiple of $100,000; provided that an ABR Revolving Borrowing may be made in a lesser aggregate amount that is equal to the entire aggregate Unused Revolving Credit Commitments.

Section 2.03       Requests for Borrowings. To request a Borrowing (other than a Swingline Loan), the Borrower shall notify the Revolver Agent (in the case of a Revolving Loan) or the Administrative Agent (in the case of the Term Loan) of such request in writing by delivery of a Committed Loan Notice (by fax or email) signed by the Borrower (a) in the case of a SOFR Borrowing, not later than 2:00 p.m., one Business Day before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than 2:00 p.m, one Business Day before the date of the proposed Borrowing (or, in each case, such later time as shall be acceptable to the Revolver Agent or Administrative Agent, as applicable).  Each such written Committed Loan Notice shall specify the following information in compliance with Section 2.02:

(i)           the Class of such Borrowing;

(ii)          the aggregate amount of the requested Borrowing;

(iii)         the date of such Borrowing, which shall be a Business Day;

(iv)         whether such Borrowing is to be an ABR Borrowing or a SOFR Borrowing; and

(v)        the location and number of the Borrower’s account or any other designated account(s) to which funds are to be disbursed (the “Funding Account”).

If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing.  Promptly following receipt of a Committed Loan Notice in accordance with this Section, the Revolver Agent or Administrative Agent, as applicable, shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.04         Swingline Loans.

(a)         Subject to the terms and conditions set forth herein, the Swingline Lender may, in its discretion, make Swingline Loans to the Borrower from time to time during the Availability Period, in an aggregate principal amount at any time outstanding not to exceed $5,000,000; provided that (i) after giving effect to such Swingline Loan, the Aggregate Revolving Credit Exposure shall not exceed the aggregate Revolving Credit Commitments, (ii)  the conditions set forth in Section 4.02 have been satisfied and (iii) the Swingline Lender shall not be required to make a Swingline Loan to refinance an outstanding Swingline Loan.  Each Swingline Loan shall be in a minimum principal amount of $50,000 or such lesser amount as may be agreed by the Revolver Agent; provided that, notwithstanding the foregoing, a Swingline Loan may be in an aggregate amount that is equal to the entire unused balance of the aggregate Unused Revolving Credit Commitments.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Swingline Loans.  To request a Swingline Loan, the Borrower shall notify the Swingline Lender (with a copy to the Revolver Agent) in writing, not later than 11:00 a.m. on the day of a proposed Swingline Loan.  Each such notice shall be irrevocable and shall specify the requested date (which shall be a Business Day) and amount of the requested Swingline Loan.  The Swingline Lender shall make each Swingline Loan available to the Borrower by means of a credit to the Funding Account or otherwise in accordance with the instructions of the Borrower on the requested date of such Swingline Loan.

(b)        The Swingline Lender may at any time (and shall no less frequently than once each week) by written notice given to the Revolver Agent not later than 12:00 p.m. on any Business Day require the Revolving Lenders to acquire participations on such Business Day in all or a portion of the Swingline Loans outstanding.  Such notice shall specify the aggregate amount of Swingline Loans in which Revolving Lenders will participate.  Promptly upon receipt of such notice, the Revolver Agent will give notice thereof to each Revolving Lender, specifying in such notice such Lender’s Pro Rata Share of such Swingline Loan or Swingline Loans.  Each Revolving Lender hereby absolutely and unconditionally agrees, upon receipt of notice as provided above, to pay to the Revolver Agent, for the account of the Swingline Lender, such Lender’s Pro Rata Share of such Swingline Loan or Swingline Loans.  Each Revolving Lender acknowledges and agrees that its obligation to acquire participations in Swingline Loans pursuant to this paragraph is absolute and unconditional and shall not be affected by any circumstance whatsoever, including the occurrence and continuance of a Default or Event of Default or any reduction or termination of the Revolving Credit Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.  Each Revolving Lender shall comply with its obligation under this paragraph by wire transfer of immediately available funds, in the same manner as provided in Section 2.05 with respect to Revolving Loans made by such Revolving Lender (and Section 2.05 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders pursuant to this Section 2.04(b)), and the Revolver Agent shall promptly remit to the Swingline Lender the amounts so received by it from the Revolving Lenders.  The Revolver Agent shall notify the Borrower of any participations in any Swingline Loan acquired pursuant to this Section 2.04(b), and thereafter payments in respect of such Swingline Loan shall be made to the Revolver Agent and not to the Swingline Lender.  Any amounts received by the Swingline Lender from the Borrower (or other Person on behalf of the Borrower) in respect of a Swingline Loan after receipt by the Swingline Lender of the proceeds of a sale of participations therein shall be promptly remitted by the Swingline Lender to the Revolver Agent; any such amounts received by the Revolver Agent shall be promptly remitted by the Revolver Agent to the Revolving Lenders that shall have made their payments pursuant to this Section 2.04(b) and to the Swingline Lender, as their interests may appear; provided that any such payment so remitted shall be repaid to the Swingline Lender or the Revolver Agent, as the case may be, and thereafter to the Borrower, if and to the extent such payment is required to be refunded to the Borrower for any reason.  The purchase of participations in a Swingline Loan pursuant to this Section 2.04(b) shall not relieve the Borrower of any default in the payment thereof.

Section 2.05         Funding of Borrowings.

(a)          Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 3:00 p.m. to the account of the Administrative Agent or Revolver Agent, as applicable, most recently designated by it for such purpose by notice to the Lenders in an amount equal to such Lender’s respective Pro Rata Share; provided that Swingline Loans shall be made as provided in Section 2.04.  Upon receipt of such requested funds, the Administrative Agent or Revolver Agent, as applicable, will make such Loans available to the Borrower by promptly wiring the amounts so received, in like funds, to the Funding Account or as otherwise directed by the Borrower.

(b)        Unless the Administrative Agent or Revolver Agent, as applicable, shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent or Revolver Agent, as applicable, such Lender’s share of such Borrowing, the Administrative Agent or Revolver Agent, as applicable, may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent or Revolver Agent, as applicable, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent or Revolver Agent, as applicable, forthwith on demand (without duplication) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent or Revolver Agent, as applicable, at (i) in the case of such Lender, the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent or Revolver Agent, as applicable, in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to Loans comprising such Borrowing at such time.  If such Lender pays such amount to the Administrative Agent or Revolver Agent, as applicable, then such amount shall constitute such Lender’s Loan included in such Borrowing and the Borrower’s obligation to repay the Administrative Agent or Revolver Agent, as applicable, such corresponding amount pursuant to this Section 2.05(b) shall cease.  If the Borrower pays such amount to the Administrative Agent or Revolver Agent, as applicable, the amount so paid shall constitute a repayment of such Borrowing by such amount.  Nothing herein shall be deemed to relieve any Lender from its obligation to fulfill its Commitment or to prejudice any rights which the Administrative Agent, the Revolver Agent or the Borrower or any other Loan Party may have against any Lender as a result of any default by such Lender hereunder.

Section 2.06         Type; Interest Elections.

(a)         Each Borrowing initially shall be of the Type specified in the applicable Committed Loan Notice.  Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing, all as provided in this Section.  The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders, based upon their Pro Rata Shares and the Loans comprising each such portion shall be considered a separate Borrowing.  This Section shall not apply to Swingline Loans, which may not be converted or continued.

(b)         To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent (in the case of Term Loans) and the Revolver Agent (in the case of Revolving Loans) of such election in writing (by fax or email) by the time that a Committed Loan Notice would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election.

(c)          Each written Interest Election Request shall specify the following information in compliance with Section 2.03:

(i)          the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)         the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day; and

(iii)         whether the resulting Borrowing is to be an ABR Borrowing or a SOFR Borrowing.

(d)         Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each applicable Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)         Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a SOFR Borrowing and (ii) unless repaid, each SOFR Borrowing shall be converted to an ABR Borrowing at the end of the then-current fiscal quarter.

Section 2.07         Termination and Reduction of Commitments.

(a)         (i) The Term Loan Commitments shall automatically terminate upon the making of the Term Loans on the Closing Date and (ii) unless previously terminated, the Revolving Credit Commitments shall terminate on the Maturity Date.

(b)       Upon delivering the notice required by Section 2.07(d), the Borrower may at any time terminate the Revolving Credit Commitments upon (i) the payment in full in Cash of all outstanding Revolving Loans and Swingline Loans, together with accrued and unpaid interest thereon and (ii) the payment in full of all accrued and unpaid fees and all reimbursable expenses and other non-contingent Obligations with respect to the Revolving Credit Commitments, together with accrued and unpaid interest (if any) thereon.

(c)        Upon delivering the notice required by Section 2.07(d), the Borrower may from time to time reduce the Revolving Credit Commitments; provided that (i) each reduction of the Revolving Credit Commitments shall be in a minimum amount of $250,000 and minimum integral multiples of $50,000 thereafter, (ii) the Borrower shall not reduce the Revolving Credit Commitments if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.08, the Aggregate Revolving Credit Exposure attributable to the Revolving Credit Commitments would exceed the aggregate Revolving Credit Commitments and (iii) the Borrower pays any applicable Prepayment Premium.

(d)        The Borrower shall notify the Administrative Agent and Revolver Agent in writing of any election to terminate or reduce the Revolving Credit Commitments under paragraph (b) or (c) of this Section at least three Business Days prior to the effective date of such termination or reduction (or such later date to which the Revolver Agent may agree), specifying such election and the effective date thereof.  Promptly following receipt of any notice, the Revolver Agent shall advise the Revolving Lenders of the contents thereof.  Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that any such notice of termination may state that such notice is conditioned upon the effectiveness of other transactions, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent and the Revolver Agent on or prior to the specified effective date) if such condition is not satisfied.  Any termination or reduction of the Revolving Credit Commitments pursuant to this Section 2.07 shall be permanent.  Upon any reduction of the Revolving Credit Commitments, the Revolving Credit Commitment of each Revolving Lender shall be reduced by such Revolving Lender’s Pro Rata Share of such reduction amount.

Section 2.08         Prepayments.

(a)          Optional Prepayments.

(i)          Upon prior written notice in accordance with paragraph (a)(iii) of this Section, the Borrower shall have the right at any time and from time to time to prepay any Borrowing of Term Loans in whole or in part without premium or penalty (but subject to the payment of any applicable Prepayment Fee and Sections 2.14, 2.15 and 2.19).  Each such prepayment shall be paid to the Lenders in accordance with their respective Pro Rata Share.

(ii)         Upon prior written notice in accordance with paragraph (a)(iii) of this Section, the Borrower shall have the right at any time and from time to time to prepay any Borrowing of Revolving Loans, in whole or in part without premium or penalty (but subject to the payment of any applicable Prepayment Fee and Sections 2.14, 2.15 and 2.19).  Prepayments made pursuant to this Section 2.08(a)(ii), first, shall be applied ratably among the Swingline Loans, second, shall be applied ratably among the outstanding Revolving Loans that do not constitute part of the Minimum Revolver Balance and third, shall be applied ratably among outstanding Revolving Loans that do constitute part of the Minimum Revolver Balance.

(iii)       The Borrower shall notify the Administrative Agent and the Revolver Agent (and, in the case of prepayment of a Swingline Loan, the Swingline Lender) in writing (by fax or email) by submission of a Prepayment Notice of any prepayment hereunder not later than 1:00 p.m. one Business Day before the date of prepayment (or such later time as to which the Administrative Agent, Revolver Agent or Swingline Lender, as applicable, may agree).  Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that a notice of prepayment delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other transactions, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent and the Revolver Agent on or prior to the specified effective date) if such condition is not satisfied.  Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent or Revolver Agent, as applicable, shall advise the relevant Lenders of the contents thereof.  Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section 2.02(c).

(b)         Mandatory Prepayments. Subject to Section 2.14(g), (i)  If any Loan Party or any of its Subsidiaries receives any Net Cash Proceeds from any Disposition (other than any Disposition permitted under Sections 7.05(b), 7.05(c), 7.05(e), 7.05(f), 7.05(h), 7.05(j), 7.05(k) and in the case of Section 7.05(i) shall be subject to a partial reinvestment right in accordance with the second proviso to Section 7.05 addressing Section 7.05(i)) and Dispositions not to exceed $25,000 individually and $1,000,000 in the aggregate during the term of this Agreement), the Borrower shall, subject to Sections 2.08(b)(vi) and 2.08(c), cause to be prepaid an aggregate principal amount of the Term Loans equal to 100% of all Net Cash Proceeds received therefrom plus the applicable Prepayment Premium on the date which is six (6) Business Days after the receipt of such Net Cash Proceeds.

(ii)         If any Loan Party or any of its Subsidiaries receives any Net Cash Proceeds from any Casualty Event, the Borrower shall, subject to Sections 2.08(b)(vi) and 2.08(c), cause to be prepaid an aggregate principal amount of the Term Loans equal to 100% of all Net Cash Proceeds received therefrom plus the applicable Prepayment Premium on the date which is six (6) Business Days after the receipt of such Net Cash Proceeds; provided, that so long as no Event of Default shall have occurred and be continuing and the aggregate Net Cash Proceeds from all Casualty Events during the term of this Agreement does not exceed $15,000,000, the Borrower may elect to have the applicable Loan Party or Subsidiary reinvest all or a portion of such Net Cash Proceeds in replacement assets within 360 days following receipt of such Net Cash Proceeds; provided, further, that if any such Net Cash Proceeds are no longer intended to be so reinvested or are not reinvested by the end of such period, an amount equal to any such Net Cash Proceeds shall be promptly applied to prepayment of the Loans.

(iii)        If any Loan Party or any of its Subsidiaries incurs or issues any Indebtedness not expressly permitted to be incurred or issued pursuant to Section 7.03, the Borrower shall, subject to Section 2.08(b)(vi) cause to be prepaid an aggregate principal amount of the Term Loans equal to 100% of all Net Cash Proceeds received therefrom plus the applicable Prepayment Premium on the date which is six (6) Business Days after the receipt of such Net Cash Proceeds, plus the Prepayment Premium, if applicable.

(iv)         [Reserved].

(v)         The Borrower shall notify the Administrative Agent and Revolver Agent in writing of any mandatory prepayment of Loans required to be made pursuant to clauses (i) through (iii) of this Section 2.08(b) within one (1) Business Day of receipt of the applicable Net Cash Proceeds pursuant to a Prepayment Notice.  Each such notice shall specify the date of such prepayment (which notice shall be at least five (5) Business Days prior to the date of prepayment) and provide a reasonably detailed calculation of the amount of such prepayment.  The Administrative Agent or Revolver Agent, as applicable, will promptly notify each Lender of the contents of the Borrower’s Prepayment Notice and of such Lender’s Pro Rata Share of the prepayment, in each case, with accrued and unpaid interest on the Loans to be repaid and the Prepayment Premium, if any, with respect to such Loans.  For the avoidance of doubt, (x) the outstanding Loan amount shall include accrued interest and (y) any prepayment shall be applied in accordance with Section 2.14(g) if then applicable.

(vi)       Notwithstanding the foregoing, each Lender may decline all or a portion of its Pro Rata Share of any mandatory prepayment pursuant to this Section 2.08(b) (such declined amounts, the “Declined Proceeds”) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent or Revolver Agent, as applicable, and the Borrower no later than 5:00 p.m. (New York, New York time) on the date that is three (3) Business Days after the date of such Lender’s receipt of notice from the Administrative Agent or Revolver Agent, as applicable, regarding such prepayment. Each Rejection Notice from a Lender shall specify the principal amount of the mandatory prepayment to be declined by such Lender. If a Lender fails to deliver a Rejection Notice to the Administrative Agent or Revolver Agent, as applicable, within the time frame specified above, or such Rejection Notice fails to specify the principal amount of the mandatory prepayment to be declined, then such Lender shall be deemed to have accepted the total amount of such mandatory prepayment. Any Declined Proceeds may be retained by the Borrower and used for general corporate purposes and working capital.

(c)        Restrictions.  Notwithstanding the foregoing, to the extent any or all of the Net Cash Proceeds of any Disposition by, or Casualty Event of, a Foreign Subsidiary that is not a Guarantor otherwise giving rise to a prepayment pursuant to Section 2.08(b) is prohibited or delayed by any applicable local Requirements of Law from being applied to the Loans or otherwise repatriated to the Borrower including through the repayment of intercompany Indebtedness (each, a “Repatriation”; with “Repatriated” having a correlative meaning) (the Parent hereby agreeing to use reasonable efforts to cause the applicable Foreign Subsidiary to take promptly all actions reasonably required by such Requirements of Law to permit such Repatriation), or if the Parent and the Required Lenders reasonably determine in good faith that Repatriation of any such amount would reasonably be expected to have material adverse tax consequences with respect to its Subsidiaries, after taking into account any foreign tax credit or benefit actually received in connection with such Repatriation, the portion of such Net Cash Proceeds so affected (such amount, the “Excluded Prepayment Amount”) will not be required to be applied to prepay Loans at the times provided in this Section 2.08; provided, that if and to the extent any such Repatriation ceases to be prohibited or delayed by applicable local Requirements of Law at any time immediately following the date on which the applicable mandatory prepayment pursuant to this Section 2.08(b) was required to be made, the Parent shall reasonably promptly Repatriate, or cause to be Repatriated, an amount equal to such portion of the Excluded Prepayment Amount, and the Borrower shall, or the Parent shall cause the applicable Loan Party or its Subsidiary to, reasonably promptly pay such portion of the Excluded Prepayment Amount to the Lenders, which payment shall be applied in accordance with this Section 2.08.  For the avoidance of doubt, the non-application of any Excluded Prepayment Amount pursuant to this Section 2.08 shall not constitute a Default or an Event of Default.  For the avoidance of doubt, this Section 2.08(b) shall not apply to any Disposition consisting of a Permitted License.

(d)          Interest.  All prepayments under this Section 2.08 shall be accompanied by all accrued interest thereon.

(e)         Prepayment Premium.  In the event that all or any portion of the Term Loans or Minimum Revolver Balance are repaid (or prepaid) or accelerated prior to the date set forth in clause (i) of the definition of “Maturity Date” for any reason (including, without limitation, automatic acceleration upon an Event of Default under Section 8.01(f) or upon any redemption or buyback (including upon any Change of Control) but excluding mandatory prepayments under Section 2.02(b)(ii)), such repayment shall be made at (i) if such repayment or acceleration occurs prior to the second anniversary of the Closing Date, 100% of the amount then payable plus the Make-Whole Premium, (ii) if such repayment or acceleration occurs on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date,  102% of the amount then payable, (iii) if such repayment or acceleration occurs on or after the third anniversary of the Closing Date but prior to the fourth anniversary of the Closing Date, 101% of the amount then payable and (iv) if such repayment or acceleration occurs at any time after the fourth anniversary of the Closing Date, 100% of the amount then payable. Any Make-Whole Premium required to be made pursuant to the foregoing clause (i) after acceleration shall be reduced by the amount of interest accruing following such acceleration through such repayment, provided that such interest shall be paid as part of the accrued interest that accompanies the principal amount of the Loans.

Section 2.09        Repayment of Loans.  The Borrower shall repay on the Maturity Date to the Administrative Agent (with respect to Term Loans) and the Revolver Agent (with respect to Revolving Loans and Swingline Loans) (for the ratable account of the Lenders) the aggregate principal amount of all Loans, together with all accrued interest and fees thereon (including the Prepayment Premium, if any, and all other outstanding Obligations), outstanding on such date.

Section 2.10         Interest.

(a)         Subject to the provisions of Section 2.10(b), the Borrower promises to pay interest on the unpaid principal amount of each Loan for the period commencing on the date of such Loan until such Loan is paid in full as follows:  (a) at all times while such Loan is an ABR Loan, at a rate per annum equal to the sum of the Alternate Base Rate from time to time in effect plus the Applicable Rate from time to time in effect; and (b) at all times while such Loan is a SOFR Loan, at a rate per annum equal to the sum of the Adjusted Term SOFR plus the Applicable Rate from time to time in effect. Notwithstanding anything herein to the contrary, so long as any Lender shall have any Commitment outstanding hereunder or any Loan or other Obligation hereunder which is accrued and payable shall remain unpaid or unsatisfied, the Borrower shall always pay interest pursuant to this Section 2.10(a) on the Minimum Revolver Balance (regardless of whether there is any unpaid principal amount thereof outstanding).

(b)         Commencing (x) upon the occurrence and during the continuance of any Event of Default at the request of the Administrative Agent (upon the instruction of the Required Lenders), or automatically upon the occurrence of an Event of Default under Section 8.01(a) or 8.01(f), the Borrower shall pay interest on (i) the principal amount of the Loans and (ii) to the extent then due and payable all other outstanding Obligations hereunder as if such Obligations were ABR Loans, in each case under clauses (i) and (ii), at an interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws; provided that no amount shall be payable or accrue pursuant to this Section 2.10(b) to a Defaulting Lender so long as such Lender shall be a Defaulting Lender. Accrued interest at the Default Rate and all other accrued and unpaid interest on past due amounts (including interest on past due interest to the fullest extent permitted by applicable Laws) shall be due and payable upon demand in cash.

(c)         Accrued interest on each Loan shall be payable in arrears on the first Business Day of each calendar quarter, commencing on the first Business Day of the second calendar quarter ending after the Closing Date.  Additionally, accrued interest of each Loan shall be payable upon a prepayment of such Loan in accordance with Section 2.08 and at maturity in cash.  After maturity and, at the request of Required Lenders at any time an Event of Default exists, all accrued interest on all Loans shall be payable in cash on demand at the rates specified in Section 2.10(b).

Section 2.11         Fees.

(a)        The Borrower shall pay to the Administrative Agent, for its own account, the fees set forth in the separate fee letter as between the Borrower and the Administrative Agent.

(b)         The Borrower agrees to pay to the Revolver Agent for the account of each Revolving Lender (other than a Defaulting Lender) a commitment fee, which shall accrue at a rate equal to the Commitment Fee Rate per annum on the average daily amount of the Unused Revolving Credit Commitment of such Revolving Lender during the period from and including the Closing Date to the date on which such Lender’s Revolving Credit Commitments terminate.  Accrued commitment fees shall be payable in arrears on the first Business Day of each April, July, October and January (commencing with the first Business Day of the second Fiscal Quarter ending after the Closing Date) for the quarterly period then ended and on the date on which the Revolving Credit Commitments terminate.  All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  Swingline Loans outstanding from time to time shall be deemed to reduce the Unused Revolving Credit Commitment of the Swingline Lender only (in its capacity as a Lender) for purposes of computing the commitment fee under this Section 2.11(b).

Section 2.12        Computation of Interest.  Interest shall be computed for the actual number of days elapsed on the basis of a year of (a) 360 days for interest calculated at the Adjusted Term SOFR Rate and (b) 365/366 days for interest calculated at the Alternate Base Rate.  The applicable interest rate for each ABR Loan shall change simultaneously with each change in the Alternate Base Rate. Interest shall accrue on each Loan for the day on which such Loan is made, and shall not accrue on such Loan, or any portion thereof, for the day on which such Loan or such portion is paid; provided that any such Loan that is repaid on the same day on which it is made shall, subject to Section 2.08(a), bear interest for one (1) day.  Each determination by the Administrative Agent, the Borrower or the Lenders, as applicable, of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

Section 2.13        Evidence of Indebtedness.  (a)  The Loans made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, as agent for the Borrower, in each case in the ordinary course of business.  The accounts or records maintained by the Administrative Agent and each Lender shall be prima facie evidence absent manifest error of the amount of the Loans made by the Lenders to the Borrower and the interest and payments thereon.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations.  In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.  Upon the request of any Lender, the Borrower shall execute and deliver to such Lender a Note payable to such Lender, which shall evidence such Lender’s Loans in addition to such accounts or records.  Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Loans and payments with respect thereto.

(b)        In addition to the accounts and records referred to in Section 2.13(c), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records.  In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

(c)          Entries made in good faith by the Administrative Agent in the Register pursuant to Section 2.13(a), and by each Lender in its account or accounts pursuant to Section 2.13(a), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement and the other Loan Documents, absent manifest error; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such account or accounts shall not limit or otherwise affect the obligations of the Borrower under this Agreement and the other Loan Documents.

Section 2.14        Payments Generally; Allocation of Proceeds.  (a)  All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff.  Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent’s Office and in immediately available funds not later than 2:00 p.m. (New York, New York time) on the date specified herein.  The Administrative Agent will promptly distribute to each Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Applicable Lending Office.  All payments received by the Administrative Agent after 2:00 p.m. (New York, New York time) may, in the Administrative Agent’s discretion be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b)         If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(c)         If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions (if any) to the Loan set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d)         The obligations of the Lenders hereunder to make Loans are several and not joint.  The failure of any Lender to make any Loan on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and neither the Administrative Agent nor any Lender shall be responsible for the failure of any other Lender to make its Loan.

(e)         Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f)         Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Administrative Agent and the Lenders under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order of priority set forth in Section 2.14(g).  Subject to Section 2.14(g), if the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s Pro Rata Share of the aggregate principal amount of all Loans outstanding at such time.

(g)         Notwithstanding anything in this Agreement to the contrary, if a Waterfall Trigger Event has occurred and is continuing or if the Administrative Agent or the Required Lenders are exercising any remedies under Section 8.02 or if the Loans shall have been accelerated hereunder pursuant to Section 8.02, all amounts collected or received by the any Agent (including all payments and prepayments of Loans) and all proceeds of Collateral received by any shall be applied as follows: first, on a pro rata basis, to pay any fees, premiums, indemnities, or expense reimbursements then due to the Administrative Agent or the Revolver Agent from the Borrower constituting Obligations, second, on a pro rata basis, to pay any fees, indemnities or expense reimbursements then due to the Revolving Lenders from the Borrower constituting Obligations, third, to pay interest due and payable in respect of any Swingline Loans, fourth, to pay principal on the Swingline Loans, fifth, to pay interest due and payable in respect of any Revolving Loans, on a pro rata basis, sixth, to pay principal on the Revolving Loans until paid in full, seventh, to pay principal on all Banking Services Obligations due and payable to the Revolving Lenders, eighth, to the ratable payment of all other Revolving Credit Obligations then due and payable, on a pro rata basis, ninth, on a pro rata basis, to pay any fees, indemnities or expense reimbursements then due to the Term Lenders from the Borrower constituting Obligations, tenth, to pay interest due and payable in respect of any Term Loans, on a pro rata basis, eleventh, to pay principal on the Term Loans, all Banking Services Obligations due and payable to a Secured Party (not in duplication of payments made pursuant to clause seventh hereof) and all Secured Hedging Obligations, on a pro rata basis among the Secured Parties, twelvth, to the payment of any other Obligations due to the Administrative Agent, Revolver Agent or any Lender by the Borrower on a pro rata basis and thirteenth, to the Borrower or as the Borrower shall direct.

(h)         Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of any of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the applicable Lenders the amount due.  In such event, if the Borrower has not in fact made such payment, then each of the applicable Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(i)          If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.05(b) or Section 2.15, then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.15        Sharing of Payments.  If, other than as expressly provided elsewhere herein (including, without limitation, pursuant to Section 2.08(b)(vi) or in Section 10.07), any Lender shall obtain on account of the Loans made by it in excess of its ratable share (or other share contemplated hereunder subject to the priorities set forth herein) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact and (b) purchase from the other Lenders such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans pro rata with each of them; provided that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s ratable share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon.  The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by applicable Law, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.  The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.15 and will in each case notify the Lenders following any such purchases or repayments.  Each Lender that purchases a participation pursuant to this Section 2.15 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

Section 2.16         Benchmark Replacement.

(a)         Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders.

(b)         Benchmark Replacement Conforming Changes.  In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)          Notices; Standards for Decisions and Determinations.  The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes.  The Administrative Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.16(d).  Any determination, decision or election that may be made by the Administrative Agent including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.16.

(d)         Unavailability of Tenor of Benchmark.  Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Administrative Agent may modify the time period set forth in the definition of “Term SOFR” (or any similar or analogous tenor or interest period concept set forth in another definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant or non-aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Term SOFR” (or any similar or analogous tenor or interest period concept set forth in another definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)       Benchmark Unavailability Period.  Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Borrowing of or conversion to SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans.  During a Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the Alternate Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Alternate Base Rate.

Section 2.17         Term SOFR Conforming Changes.  In connection with the use or administration of Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.  The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

Section 2.18         Defaulting Lenders.  Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a)         Fees shall cease to accrue on the unfunded portion of the Revolving Credit Commitment of such Defaulting Lender pursuant to Section 2.11(b).

(b)         The Commitments of such Defaulting Lender shall not be included in determining whether all Lenders, the Required Lenders or Required Revolving Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 10.01).

(c)         Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of a Defaulting Lender (whether voluntary or mandatory, at maturity or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 10.09), shall be applied at such time or times as may be determined by the Administrative Agent and, where relevant, the Borrower as follows:  first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to any applicable Swingline Lenders hereunder; third, if so reasonably determined by the Administrative Agent or reasonably requested by the applicable Swingline Lenders, to be held as cash collateral for future funding obligations of that Defaulting Lender of any participation in any Swingline Loan; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement; fifth, if so determined by the Administrative Agent or the Borrower, to be held in a deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the non-Defaulting Lenders or Swingline Lenders as a result of any judgment of a court of competent jurisdiction obtained by any non-Defaulting Lender or any Swingline Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans were made or created at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of that Defaulting Lender.  Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section 2.18(c) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(d)          If any Swingline Loans exist at the time a Lender becomes a Defaulting Lender then:

(i)          all or any part of such Swingline Loans shall be reallocated among the non-Defaulting Revolving Lenders in accordance with their respective Pro Rata Share but only to the extent the sum of all non-Defaulting Lenders’ Revolving Credit Exposures does not exceed the total of all non-Defaulting Revolving Lenders’ Revolving Credit Commitments; and

(ii)         if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any other right or remedy available to it hereunder or under law, within two Business Days following notice by the Administrative Agent, cash collateralize 100% of any obligations of such Defaulting Lender to fund participations in any Swingline Loan (after giving effect to any partial reallocation pursuant to paragraph (i) above and any cash collateral provided by the Defaulting Lender or pursuant to Section 2.18(c) above) or make other arrangements reasonably satisfactory to the Administrative Agent and/or Swingline Lender with respect to such obligations to fund participations.  Cash collateral (or the appropriate portion thereof) provided to reduce obligations shall be released promptly following (A) the elimination of the obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 3.04)) or (B) the Administrative Agent’s good faith determination that there exists excess cash collateral (including any subsequent reallocation of Swingline Loans among non-Defaulting Lenders described in clause (i) above).

(e)         In the event that the Administrative Agent and the Borrower agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Pro Rata Share of Swingline Loans of the Revolving Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Credit Commitment and on such date such Revolving Lender shall purchase at par such of the Revolving Loans of the other Revolving Lenders (other than Swingline Loans) or participations in Revolving Loans as the Administrative Agent shall determine may be necessary in order for such Revolving Lender to hold such Revolving Loans or participations in accordance with its Pro Rata Share; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Revolving Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

Section 2.19       Break Funding Payments.  In the event of (a) the conversion or prepayment of any principal of any SOFR Loan other than on the last day of a fiscal quarter (whether voluntary, mandatory, automatic, by reason of acceleration or otherwise), (b) the failure to borrow, convert, continue or prepay any SOFR Loan on the date or in an amount specified in any notice delivered pursuant hereto or (c) the assignment of any SOFR Loan of any Lender other than on the last day of the fiscal quarter as a result of a request by the Borrower pursuant to Section 3.04(b), then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event (other than loss of profit).  A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section and the basis therefor and setting forth in reasonable detail the manner in which such amount or amounts was determined shall be delivered to the Borrower and shall be conclusive absent manifest error.  The Borrower shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

Section 2.20         Purchase Option.

(a)         Termination Notice; Purchase Notice. On one occasion exercised within 30 days of a Purchase Option Trigger Event, the Term Lenders shall have the option, but not the obligation, to (x) purchase from the Revolving Lenders all, but not less than all, of the Revolving Loans and other Revolving Credit Obligations owing to the Revolving Lenders and (y) assume all, but not less than all, of the then-existing Revolving Credit Commitments. Such right shall be exercised by the applicable Term Lenders giving a written notice (the “Purchase Notice”) to the Administrative Agent (who shall in turn promptly deliver such notice to each Revolving Lender). A Purchase Notice once delivered shall be irrevocable. Each Term Lender shall have the right to purchase its pro rata share of the Revolving Credit Obligations and assume its pro rata share of the Revolving Loan Commitments, and Term Lenders exercising such rights may exercise the rights of non-exercising Term Lenders, in each case on a pro rata basis as among exercising Term Lenders until such rights have been exercised as to all Revolving Credit Obligations and all Revolving Credit Commitments (in any case, prior to issuance of the Purchase Notice).

(b)         Purchase Option Closing. On the date specified in the Purchase Notice (which shall not be less than 3 Business Days nor more than 5 Business Days after delivery to Administrative Agent of the Purchase Notice) (such date the “Purchase Option Date”), the Revolving Lenders shall sell to the exercising Term Lenders, and the exercising Term Lenders shall purchase from the Revolving Lenders, all, but not less than all, of the Revolving Credit Obligations, and the Revolving Lenders shall assign to the exercising Term Lenders, and the exercising Term Lenders shall assume from the Revolving Lenders all, but not less than all, of the then existing Revolving Credit Commitments. Upon such closing, each selling Revolving Lender shall be released from all of its Revolving Credit Commitments hereunder.

(c)        Purchase Price. The purchase, sale and assumption pursuant to this Section 2.20 shall be made by execution and delivery by the Administrative Agent, Revolving Lenders and exercising Term Lenders of an Assignment and Assumption. Upon the date of such purchase and sale, (a) the exercising Term Lenders shall pay to the Administrative Agent for the Obligations with respect to the Revolving Loans and Swingline Loans owing to the Revolving Lenders and Swingline Lender, including principal, interest accrued and unpaid thereon, and any fees (including any Prepayment Premium that would otherwise be due as a result of prepayment of Revolving Loans at that time) accrued and unpaid thereon, to the extent earned or due and payable in accordance with the Loan Documents and irrespective of whether allowed or allowable in connection with any bankruptcy or insolvency proceeding, (b) any contingent indemnification Obligations in respect of asserted indemnity claims payable to the Revolving Lenders or their respective Affiliates (which, in the case of contingent Obligations in respect thereof, shall be satisfied by providing the Administrative Agent cash collateral in an amount equal to 100% of such obligations; it being agreed by the parties hereto that the Administrative Agent shall (A) be entitled to apply such cash collateral solely to satisfy such obligations owing to the selling Revolving Lenders and their respective Affiliates and (B) promptly return any unapplied portion of such cash collateral to the Administrative Agent for the benefit of the Term Lenders at such time as all such Obligations have been paid in full) and (c) all expenses to the extent owing to the Revolving Lenders in accordance with the Loan Documents shall have been paid in full. Such purchase price and cash collateral shall be remitted by wire transfer of immediately available funds to the Administrative Agent in accordance with Section 2.14, solely for the account of the selling Revolving Lenders and shall be immediately distributed to such selling Lenders in accordance with their respective ratable shares. Interest and fees shall be calculated to but excluding the Business Day on which such purchase and sale shall occur if the amounts so paid by the Term Lenders are received by the Administrative Agent prior to 2:00 p.m. and interest and fees shall be calculated to and including such Business Day if the amounts so paid by the Term Lenders are received by Administrative Agent later than 2:00 p.m.

(d)         Nature of Sale. The purchase and sale pursuant to this Section 2.20 shall be expressly made without representation or warranty of any kind by the Revolving Lenders as to the Revolving Credit Obligations or otherwise and without recourse to the Revolving Lenders, except for representations and warranties as to the following made by each selling Lender severally (and not jointly): (a) the amount of the Revolving Credit Obligations being purchased from such selling Lender (including as to the principal of and accrued and unpaid interest on such Revolving Credit Obligations, fees and expenses thereof), (b) that such selling Lender owns the Revolving Credit Obligations held by it free and clear of any Liens created by it and (c) such selling Lender has the full right and power to assign its Revolving Credit Obligations and such assignment has been duly authorized by all necessary corporate action by such selling Lender. Notwithstanding anything herein, each selling Revolving Lender shall retain all of their respective indemnification rights under the Loan Documents arising in respect of any act or omission that occurred on or before the date of such purchase and sale, and in furtherance of the foregoing, no amendment to such indemnification rights or their priority under any waterfall provision shall be amended, modified, waived or terminated without the consent of each affected selling Lender. In connection with any such exercise of the purchase option pursuant to this Section 2.20, the purchasing Term Lenders may amend the payment priority of all or any portion of the Revolving Loans and Revolving Loan Commitments so purchased to remove the “super priority” provisions relating thereto and cause such purchased Revolving Loans and Revolving Loan Commitments to be pari passu in right of payment with the Term Loans hereunder (it being understood that such purchased Revolving Loans and Revolving Loan Commitments shall otherwise contain the same terms and provisions otherwise applicable to the existing Revolving Loans and Revolving Loan Commitments). Each of the Borrowers and Lenders hereby agree that this Agreement may be amended without the consent of any Person to effect the foregoing changes.

(e)         Affiliates. For the avoidance of doubt, the purchase option of the Term Lenders described in this Section 2.20 may be exercised by such Term Lenders’ respective Affiliates who are Eligible Assignees hereunder.

ARTICLE III

TAXES, INCREASED COSTS PROTECTION AND ILLEGALITY

Section 3.01         Taxes.

(a)          Defined Terms.  For purposes of this Section 3.01, the term “applicable law” includes FATCA.

(b)        Payments Free of Taxes.  Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law.  If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c)         Payment of Other Taxes by the Loan Parties.  The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(d)         Indemnification by the Loan Parties.  The Loan Parties shall jointly and severally indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf, shall be conclusive absent manifest error.

(e)       Indemnification by the Lenders.  Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.07(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f)         Evidence of Payments.  As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 3.01, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g)         Status of Lenders.  Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.  Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 3.01(g)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Borrower:

(A)        any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(B)         any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:

(1)          in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN (or W-8BEN-E, as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN (or W-8BEN-E, as applicable) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2)          executed copies of IRS Form W-8ECI;

(3)       in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form  of Exhibit H-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN (or W-8BEN-E, as applicable); or

(4)       to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by a withholding statement, IRS Form W-8ECI, IRS Form W-8BEN (or W-8BEN-E, as applicable), a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-2 or Exhibit H-3 , IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit H-4 on behalf of each such direct and indirect partner;

(C)         any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and

(D)        if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.  Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h)         Treatment of Certain Refunds.  If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 3.01 (including by the payment of additional amounts pursuant to this Section 3.01), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund).  Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority.  Notwithstanding anything to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid.  This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(i)          Survival.  Each party’s obligations under this Section 3.01 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.

Section 3.02         Increased Cost and Reduced Return; Capital and Liquidity Requirements.

(a)          Increased Costs Generally.  If any Change in Law shall:

(i)       impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)         subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of “Excluded Taxes” and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or

(iii)       impose on any Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining any Loan or of maintaining its obligation to make any such Loan, or to reduce the amount of any sum received or receivable by such Lender or other Recipient hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or other Recipient, the Borrower will pay to such Lender or other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender or other Recipient, as the case may be, for such additional costs incurred or reduction suffered.

(b)        Capital Requirements.  If any Lender reasonably determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by such Lender to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)         Certificates for Reimbursement.  A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section and delivered to the Borrower, shall be conclusive absent manifest error.  The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)         Delay in Requests.  Failure or delay on the part of any Lender to demand compensation pursuant to this Section 3.02 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions, and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine‑month period referred to above shall be extended to include the period of retroactive effect thereof).

Section 3.03    Matters Applicable to All Requests for Compensation. The Administrative Agent or any Lender claiming compensation under this Article III shall deliver a certificate to the Borrower setting forth the additional amount or amounts to be paid to it hereunder, which shall be conclusive absent manifest error.  In determining such amount, the Administrative Agent or such Lender may use any reasonable averaging and attribution methods.

Section 3.04         Mitigation Obligations; Replacement of Lenders under Certain Circumstances.

(a)         Designation of a Different Applicable Lending Office.  If any Lender requests compensation under Section 3.02, or requires the Borrower to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different Applicable Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.02 or Section 3.01, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Borrower hereby agrees to pay all reasonable and documented costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)         Replacement of Lenders.  If any Lender requests compensation under Section 3.02, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01 and, in each case, such Lender has declined or is unable to designate a different Applicable Lending Office in accordance with Section 3.04(a), or if any Lender is a Non-Consenting Lender or a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.07(b)), all of its interests, rights (other than its existing rights to payments pursuant to Section 3.02 or Section 3.01) and obligations under this Agreement and the related Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i)           the Borrower shall have paid to the Administrative Agent the assignment fee (if any) specified in Section 10.07(b);

(ii)        such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(iii)        in the case of any such assignment resulting from a claim for compensation under Section 3.02 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter;

(iv)         such assignment does not conflict with applicable law; and

(v)         in the case of any assignment resulting from a Lender becoming a Non-Consenting Lender, the applicable assignee shall have consented to the applicable amendment, waiver or consent.

A Lender (other than a Defaulting Lender) shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

(c)          In the event that (i) the Borrower or the Administrative Agent has requested that the Lenders consent to a departure or waiver of any provisions of the Loan Documents or agree to any amendment thereto, (ii) the consent, waiver or amendment in question requires the agreement of all affected Lenders in accordance with the terms of Section 10.01 or all the Lenders and (iii) the Required Lenders have agreed to such consent, waiver or amendment, then any Lender who does not agree to such consent, waiver or amendment shall be deemed a “Non‑Consenting Lender”.

Section 3.05     Survival.  All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder.

ARTICLE IV

CONDITIONS PRECEDENT TO LOANS

Section 4.01        Conditions to Loans.  The obligation of each Lender to make its Loans hereunder on the Closing Date is subject to satisfaction of the following conditions precedent, except as otherwise agreed between the Borrower, the Administrative Agent and the Lenders:

(a)         The Administrative Agent’s or the Lenders’ (as applicable) receipt of the following, each properly executed by a Responsible Officer of the signing Loan Party, and each in form and substance reasonably satisfactory to the Required Lenders:

(i)         executed counterparts of this Agreement, the Guarantee and Collateral Agreement, the Pledge Agreement, the UK Debenture, the UK Share Charge, the Irish Security Documents and each other Loan Document to be entered into as of the Closing Date by each party thereto;

(ii)          an original Note executed by the Borrower in favor of each Lender that has requested a Note;

(iii)         a Committed Loan Notice relating to the Loans; and

(iv)      the certificates, documents, instruments, agreements, legal opinions and deliverables set forth on the Closing Checklist attached hereto as Schedule 1.

(b)       Substantially concurrently with the initial funding of the Loans hereunder, the Administrative Agent shall have received evidence satisfactory to it that the credit facility evidenced by the Existing Credit Agreement shall have been terminated and cancelled, all indebtedness thereunder shall have been, or will substantially concurrently with the initial funding of the Loans hereunder be, fully repaid and any and all liens securing obligations thereunder shall have been released by the administrative agent under the Existing Credit Agreement (the “Closing Date Refinancing”).

(c)        The Lenders shall have received at least five (5) days prior to the Closing Date all documentation and other information required by regulatory authorities under applicable “know your customer” and anti‑money laundering rules and regulations, including without limitation the USA PATRIOT Act (including if the Borrower qualifies as a “legal entity customer” under the “Beneficial Ownership Regulations” (31 CFR §1010.230), a Beneficial Ownership Certification in relation to the Borrower), in order to allow the Lenders to comply therewith, in each case, to the extent requested at least ten (10) Business Days prior to the Closing Date.

(d)        The Administrative Agent shall have received a certificate signed by a Responsible Officer of the Borrower in substantially the form of Exhibit F certifying that (i) the representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects on and as of the Closing Date (before and after giving effect to the incurrence of the Loans); provided that to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date; provided further that any representation and warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates and (ii) no Default or Event of Default shall exist, or would result from the incurrence of the Loans or from the application of the proceeds therefrom.

(e)       Concurrently with the closing of the funding of the Term Loans and Minimum Revolver Balance hereunder, the Administrative Agent shall have received (i) all fees required to be paid by the Borrower on the Closing Date pursuant to the fee letter referred to in Section 2.11(a) hereof and (ii) all expenses required to be paid by the Borrower for which invoices have been presented at least one Business Day prior to the Closing Date (including the reasonable and documented fees and expenses of legal counsel) (or such later date as the Borrower may agree), in each case on or before the Closing Date, which amounts may be offset against the proceeds of the Loans.

Without limiting the generality of the provisions of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the Closing Date specifying its objection thereto.

Section 4.02         Each Credit Extension.  After the Closing Date, the obligation of each Revolving Lender and the Swingline Lender to make a Credit Extension is subject to the satisfaction of the following conditions:

(a)          The Administrative Agent shall have received a Committed Loan Notice.

(b)         The representations and warranties of the Loan Parties set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects (without duplication of materiality qualifiers) on and as of the date of any such Credit Extension with the same effect as though such representations and warranties had been made on and as of the date of such Credit Extension; provided that to the extent that a representation and warranty specifically refers to a given date or period, it shall be true and correct in all material respects as of such date or period, as the case may be.

(c)         At the time of and immediately after giving effect to the applicable Credit Extension, no Event of Default or Default shall have occurred and be continuing.

(d)         There shall be no order, injunction or decree of any Governmental Authority restraining or prohibiting the funding of such Credit Extension.

Each Credit Extension after the Closing Date shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in paragraphs (b), (c) and (d) of this Section.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

Each of the Parent and the Borrower represents and warrants to the Administrative Agent and the Lenders that:

Section 5.01        Existence, Qualification and Power; Compliance with Laws.  Except as set forth on Schedule 5.01 or, in the case of clause (d), Schedule 5.06, each Loan Party and each of its Subsidiaries (a) is duly incorporated, organized or formed, and validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization (to the extent such concept exists in such jurisdiction), (b) has all requisite power and authority to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents to which it is a party, (c) is duly qualified and in good standing (to the extent such concept exists) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, (d) is in compliance with all Laws (including, without limitation, Regulation X of the FRB), orders, writs, injunctions and orders and (e) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted, except, with respect to the foregoing clauses (c), (d) and (e), as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 5.02      Authorization; No Contravention.  The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a Party, (a) are within such Loan Party’s corporate or other powers, (b) have been duly authorized by all necessary corporate or other organizational action and (c) do not and will not (i) contravene the terms of any of such Person’s Organization Documents, (ii) except as set forth on Schedule 5.02, conflict with or result in any breach or contravention of, or the creation of any Lien under (other than as permitted by Section 7.01), or require any payment to be made under (x) any Material Contracts to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (y) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject, or (iii) violate any material applicable Law.

Section 5.03        Governmental Authorization; Other Consents.  No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof) or (d) the exercise by the Administrative Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, in each case, other than (a) those that have been duly obtained or made and which are in full force and effect, (b) the filing of UCC financing statements and (c) the Perfection Requirements, filings or other actions necessary to perfect Liens under the Loan Documents.

Section 5.04        Binding Effect.  This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party thereto.  This Agreement and each other Loan Document constitutes (subject to Legal Reservations in respect of the UK Loan Parties only) a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, Irish law examinership and other similar laws relating to or affecting creditors’ rights generally.

Section 5.05         Financial Condition; No Material Adverse Effect.

(a)        Parent has heretofore furnished to the Lenders its consolidated balance sheet and statements of income and cash flows as of and for the fiscal month ended December 31, 2021, certified by its chief financial officer.  Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of Parent and its consolidated Subsidiaries as of such dates and for such periods in accordance with IFRS, subject to year-end audit adjustments and the absence of footnotes.

(b)         The financial statements most recently provided pursuant to Section 6.01(a) or (d), as applicable, present fairly, in all material respects, the financial position and results of operations and cash flows of Parent and its consolidated Subsidiaries as of such dates and for such periods in accordance with IFRS, subject to year-end audit adjustments and the absence of footnotes.

(c)        Since December 31, 2021 there have been no events, changes, developments or effects that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.06        Litigation.  Except for claims, actions, suits, investigations, litigation or proceeding and set forth on Schedule 5.06, there is no action, suit, investigation, litigation, proceeding, judgement, order or injunction affecting any Loan Party or its Subsidiaries, including any Environmental Action, pending or, to the knowledge of any Loan Party, threatened in writing before any Governmental Authority or arbitrator that (i) would be reasonably likely to result in liabilities in excess of the Threshold Amount or (ii) challenges the right or power of any Loan Party of any of its Subsidiaries to enter into or perform any of its obligations under the Loan Documents or purports to affect the legality, validity or enforceability of any Loan Document.

Section 5.07         Ownership of Property; Liens.  (a)  Each Loan Party is the legal and beneficial owner of the Collateral pledged by it free and clear of any Lien, except for Permitted Liens.

(b)         Each Loan Party and each of its Subsidiaries has good and marketable title in fee simple to, or valid leasehold interests in, or easements or other limited property interests in, all real property used in the ordinary conduct of its business, free and clear of all Liens except for defects in title that do not materially interfere with its ability to conduct its business or to utilize such assets for their intended purposes and Liens permitted by Section 7.01 and except where the failure to have such title or other interest would not reasonably be expected to have a Material Adverse Effect.  Set forth as Schedule 5.07(b) hereto is a complete and accurate list of all real property owned by any Loan Party or any of its Subsidiaries, showing, as of the date hereof, the street address, state and any other relevant jurisdiction, record owner and fair market value.  Set forth on Schedule 5.07(b) hereto is a complete and accurate list of all material leases of real property under which any Loan Party is the tenant, showing as of the date hereof the street address, state and any other relevant jurisdiction, parties thereto, sublessee (if any), expiration date and annual base rental cost thereof.

Section 5.08       Security Interest in Collateral.  The provisions of the Collateral Documents are effective to create in favor of the Administrative Agent for the benefit of the Secured Parties, a legal, valid and enforceable fixed and floating charges and first priority Lien, as applicable in any relevant jurisdiction, or security interest in all right, title and interest of the Loan Parties in the Collateral and all proceeds thereof and in the case of any UK Collateral, subject to the Legal Reservations and Perfection Requirements, the Administrative Agent, for the benefit of the Secured Parties, has a fully perfected security interest in all right, title and interest in all of the UK Collateral, subject to no other Liens other than Permitted Liens, in each case, to the extent perfection can be accomplished under applicable law through these actions.

Section 5.09      Environmental Compliance.  Except as set forth on Schedule 5.09 or as would not individually be reasonably expected to result in a liability in excess of the Threshold Amount to the Loan Parties and their Subsidiaries (provided that the aggregate of all such events, circumstances, developments and liabilities could not reasonably be expected to result in a Material Adverse Effect):

(a)       The operations and properties of each Loan Party and each of its Subsidiaries comply in all material respects with all applicable Environmental Laws and Environmental Permits, all past non‑compliance with such Environmental Laws and Environmental Permits has been resolved without ongoing obligations or costs, and no circumstances exist that would be reasonably likely to (A) to the knowledge of the Loan Parties, form the basis of an Environmental Action against any Loan Party or any Subsidiary or any of their properties or (B) cause any such property to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law.

(b)         None of the properties currently or, to the knowledge of the Loan Parties, formerly, owned or operated by any Loan Party or any of its Subsidiaries is listed or, to such Loan Party’s or each of its Subsidiaries’ knowledge, proposed for listing on the NPL or on the CERCLIS or any analogous foreign, state or local list or is adjacent to any such property; there are no, and, to the knowledge of the Loan Parties, never have been, any underground or aboveground storage tanks other than in compliance with applicable Environmental Laws or any surface impoundments, septic tanks, pits, sumps or lagoons in which Hazardous Materials are being or have been treated, stored or disposed on any property currently owned or operated by any Loan Party or any of its Subsidiaries or, to the best of its knowledge, on any property formerly owned or operated by any Loan Party or any of its Subsidiaries other than in compliance with applicable Environmental Laws; and other than in compliance with applicable Environmental Laws, there is no asbestos or asbestos‑containing material on any property currently owned or operated by any Loan Party or any of its Subsidiaries; and Hazardous Materials have not been released, discharged or disposed of by any Loan Party or any of its Subsidiaries on any property currently or formerly owned or operated by any Loan Party or any of its Subsidiaries other than in material compliance with applicable Environmental Laws.

(c)          Neither any Loan Party nor any of its Subsidiaries is undertaking, and has not completed, either individually or together with other potentially responsible parties, any investigation or assessment or remedial or response action relating to any actual or threatened release, discharge or disposal of Hazardous Materials at any site, location or operation, either voluntarily or pursuant to the order of any governmental or regulatory authority or the requirements of any Environmental Law; and all Hazardous Materials generated, used, treated, handled or stored at, or transported by or on behalf of any Loan Party or any of its Subsidiaries to or from, any property currently or formerly owned or operated by any Loan Party or any of its Subsidiaries have, to the knowledge of the Loan Parties, been disposed of in a manner not reasonably expected to result in material liability to any Loan Party or any of its Subsidiaries.

(d)        Each Loan Party and each of its Subsidiaries has obtained all material Environmental Permits required for ownership and operation of its property and business as presently conducted.  No Loan Party nor any of its Subsidiaries has received any written notification pursuant to any applicable Environmental Law or otherwise has knowledge that (A) any work, repairs, construction or capital expenditures are required to be made in order to be in or continue to be in compliance with any applicable Environmental Laws or any material Environmental Permit or (B) any Environmental Permit is about to be reviewed, made subject to new limitations or conditions, revoked, withdrawn or terminated.

(e)        Except as would not reasonably be expected to result in a material liability, no Loan Party nor any of its Subsidiaries has contractually assumed any liability or obligation under or relating to any applicable Environmental Law.

(f)        Nothing contained in this Section 5.09 is intended to apply to any action, suit, investigation, litigation or proceeding (including any Environmental Action) relating to exposure to asbestos, in any form, or any asbestos containing materials.

Section 5.10        Taxes.  (a) Each of the Loan Parties and each of their respective Subsidiaries has timely filed all income and all other material tax returns and reports required to be filed, and have timely paid all Taxes (whether or not shown on such tax returns or reports) and all other amounts of federal, provincial, state, municipal, foreign and other taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are set forth on Schedule 5.10 or are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with IFRS.

(b)         Except as set forth on Schedule 5.10 or as would not, individually or in the aggregate, be reasonably likely to result in any material liability, (i) there are no claims being asserted in writing with respect to any amounts of taxes, (ii) there are no presently effective waivers or extensions of statutes in writing with respect to any amounts of taxes, and (iii) no tax returns are being examined by, and no written notification of intention to examine has been received from, the Internal Revenue Service or any other taxing authority, in each case, with respect to the Loan Parties or any of their respective Subsidiaries.

(c)        No Loan Party nor any of its Subsidiaries is party to any tax sharing agreement other than with an affiliate included in a consolidated or combined tax return.

Section 5.11       Compliance with ERISA.  (a) Each Plan is in compliance with the applicable provisions of ERISA, the Code and other federal or state Laws, except as is not, either individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(b)         (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) none of the Loan Parties or any of their Subsidiaries has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 et seq. or 4243 of ERISA with respect to a Multiemployer Plan; and (iii) none of the Loan Parties or any of their Subsidiaries or any ERISA Affiliate has engaged in a transaction that would be subject to Section 4069 or 4212(c) of ERISA.

Section 5.12      Labor Matters.  No Loan Party or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, other than the Works Council arrangements in the Federal Republic of Germany.  There are no strikes pending or, to the knowledge of any Loan Party, threatened in writing against any Loan Party or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.  The (i) hours worked and payments made to employees of any Loan Party or any of its Subsidiaries have not been in violation in any material respect of the Fair Labor Standards Act or any other applicable law dealing with such matters and (ii) all material payments due from any Loan Party or any of its Subsidiaries or for which any claim may be made against any Loan Party or any of its Subsidiaries, on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of such Loan Party or such Subsidiary to the extent required by IFRS.

Section 5.13       Insurance.  The properties of the Loan Parties and their Subsidiaries are insured in the manner contemplated by Section 6.07.

Section 5.14        Ventures; Subsidiaries; Equity Interests .  As of the date hereof, the Loan Parties do not have any Subsidiaries or is engaged in any joint venture or partnership with any Person, other than those specifically disclosed in Schedule 5.14, and all of the outstanding Equity Interests in each such Person and each such Subsidiary have been validly issued, are fully paid and non-assessable.  As of the date hereof, Schedule 5.14 (a) sets forth the name and ownership interest of each Person that owns any Equity Interests in the direct and indirect Subsidiaries of the Parent, (b) sets forth the name and jurisdiction of organization of the Parent and each direct and indirect Subsidiary of the Parent and (c) sets forth the ownership interest of each direct and indirect Subsidiary of the Parent, including the percentage of such ownership. Except as set forth on Schedule 5.14, as of the Closing Date, there are no outstanding rights to purchase, options, warrants or similar rights or agreements pursuant to which any Loan Party or any of its Subsidiaries may be required to issue, sell, repurchase or redeem any of its Equity Interests or Equity Interests of such Person’s Subsidiaries.

Section 5.15      Margin Regulations; Investment Company Act; Anti-Terrorism Laws; Sanctions and Other Regulations; Use of Proceeds.  (a) None of the Loan Parties or any of their Subsidiaries is engaged nor will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Loans will be used for any purpose that violates Regulation U issued by the FRB.

(b)        None of the Loan Parties or any of their Subsidiaries is required to be registered as an “investment company” under the Investment Company Act of 1940, as amended.

(c)         No Loan Party nor any of its Subsidiaries or to its knowledge any of the respective officers, directors, brokers or agents of such Loan Party or Subsidiary has violated any applicable Anti-Terrorism Law in any material respect.

(d)          No Loan Party, nor any of its Subsidiaries, any of their respective directors, officers or employees, or to the knowledge of the Loan Party, any agent of the Loan Party or any Subsidiary that act in any capacity in connection with the Loans, is (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country, (iii) in violation of Sanctions, or (iv) engaged in any transactions or dealings with a Sanctioned Person or in a Sanctioned Country in violation of Sanctions; and each Loan Party has instituted and maintains policies and procedures designed to ensure continued compliance by each Loan Party, its Subsidiaries, and their respective directors, officers, employees and agents with Sanctions.

(e)         No Loan Party or any of its Subsidiaries or to its knowledge any of the respective officers, directors, brokers or agents of such Loan Party or Subsidiary acting or benefiting in any capacity in connection with the Loans (i) deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any Anti-Terrorism Law or (ii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(f)         No Loan Party nor any of its Subsidiaries or any of the respective officers, directors, brokers or agents of such Loan Party or Subsidiary will directly or indirectly use the proceeds of the Loans or otherwise make available such proceeds to any individual or entity (i) for the purpose of funding, financing, or facilitating any activities, business or transaction of or with a Sanctioned Person, or in any Sanctioned Country or (ii) in any manner that would result in a violation of Sanctions by any party to this agreement.

(g)       None of the Loan Parties or any of its Subsidiaries nor, to the knowledge of the Borrower, any director, officer, agent, employee or other person acting on behalf of the Borrower or any of its Subsidiaries has taken any action, directly or indirectly, that would result in a material violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Criminal Justice (Corruption Offences) Act 2018 or any other applicable anti-corruption law (collectively, “Anti-Corruption Laws”); and the Loan Parties have instituted and maintain policies and procedures designed to ensure continued compliance therewith in all material respects.

(h)        None of the Loan Parties or any of its Subsidiaries is a “holding company” or an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” as each term is defined and used in the Public Utility Holding Company Act of 2005.

(i)          The proceeds of the Loans are intended to be and shall be used solely for the purposes set forth in and permitted by Section 6.12.

(j)          As of the Closing Date, the information included in the Beneficial Ownership Certification is true and correct in all material respects.

Section 5.16        Disclosure.  No report, financial statement, certificate or other written information furnished by or on behalf of any Loan Party or any of its Subsidiaries to the Administrative Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or any other Loan Document (as modified or supplemented by other information so furnished) when taken as a whole contains when furnished any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading; provided to the extent any information constitutes projections or other forward-looking information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time of preparation; it being understood that such projections may vary from actual results and that such variances may be material.

Section 5.17       Intellectual Property.  As of the date hereof, set forth on Schedule 5.17 and the schedules to the Collateral Documents is a complete and accurate list of all Registered patents, trademarks, service marks, domain names and copyrights, owned by any Loan Party or any of its Subsidiaries and all IP Agreements (as defined in the Collateral Documents) as of such date, showing as of such date the jurisdiction in which each such item of Registered Intellectual Property is registered or in which an application is pending and the registration or application number.  Each Loan Party and each of its Subsidiaries owns or has the right to use, all of the trademarks, service marks, trade names, domain names, copyrights, patents, know‑how, technology and other intellectual property recognized under applicable Law (collectively, “Intellectual Property”) that are material to the operation of their respective businesses as currently conducted and, to the knowledge of the Loan Parties, except as set forth in the “Disputes or Litigation” section of Schedule 5.17, the use of such Intellectual Property by such Person or the operation of their respective businesses is not infringing upon any Intellectual Property rights held by any other Person and there are no other disputes or litigation proceedings involving such Intellectual Property.

Section 5.18         EEA Financial Institution.  Neither the Borrower nor any other Loan Party is an EEA Financial Institution.

Section 5.19        Contractual Obligations.  Set forth on Schedule 5.19 hereto are all Material Contracts to which the Loan Parties and their Subsidiaries are party as of the Closing Date.  As of the Closing Date, none of the Loan Parties or their Subsidiaries have knowledge of any events of default under any such Material Contracts. Other than as set forth on Schedule 5.19, the Loan Parties and their Subsidiaries are subject to no contractual restrictions on the payment of dividends to shareholders of the Borrower or its Subsidiaries or investments in the Borrower or any of its Subsidiaries,

Section 5.20         Healthcare and Regulatory Matters. Except, in each case, as may be disclosed on Schedule 5.20:

(a)         The Loan Parties and each of its Subsidiaries, and to the knowledge of the Borrower, each of their respective employees and contractors solely with respect to the exercise of their respective duties on behalf of the Loan Parties or their Subsidiaries, are and during the past three (3) years, have been in compliance in all material respects with all applicable Health Care Laws. Neither the Loan Parties nor any of their Subsidiaries has received written notice of any suit, proceeding, hearing, enforcement, audit, inspection, investigation, seizure, shutdown, field action, recall, untitled letter or warning letter, notice of suspension or cancellation of Drug Establishment License or other license, U.S. Food and Drug Administration (“FDA”) Form 483, arbitration or other similar action from any applicable Governmental Authority with jurisdiction over the safety, efficacy, development, manufacture, testing, storage, transportation, distribution, supply, packaging, holding, import or export, or sale of pharmaceutical products (each a “Regulatory Authority”), alleging that any operation or activity of the Loan Parties or any Subsidiary, or any of the products, is in material violation of any applicable Health Care Law.  None of the Loan Parties, their Subsidiaries or any of their respective officers, directors, employees or, to the knowledge of the Loan Parties, agents have engaged in any activities which are cause for civil penalties or mandatory or permissive exclusion from any state or federal healthcare program.

(b)          [Reserved]

(c)        The Loan Parties and each of its Subsidiaries owns, holds or possesses, and is and during the past three (3) years, have been operating in material compliance with, all licenses, franchises, permits, privileges, variances, immunities, approvals, clearances, registrations, exemptions, and other authorizations from Regulatory Authorities that are necessary under any applicable Health Care Law to conduct its business as currently conducted (collectively, the “Health Care Permits”), and all such Health Care Permits are in full force and effect, except where the failure to be in full force and effect would not have a Material Adverse Effect.  Except where the non-fulfillment or non-performance would not have a Material Adverse Effect, the Loan Parties and each of their Subsidiaries has fulfilled and performed all of its material obligations with respect to the Health Care Permits, and no event has occurred which allows, or after notice or lapse of time (other than expiration or non-renewal in the ordinary course) would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Health Care Permit.

(d)       None of the Loan Parties, its Subsidiaries, or their respective officers, directors, employees, or, to the knowledge of the Borrower, agents or contractors is currently, or has in the past been, debarred, suspended or excluded from participation, or otherwise ineligible to participate, in any government healthcare program pursuant to any applicable Health Care Laws, including, without limitation, 42 U.S.C. § 1320a-7 or holds a certificate of registration with a regulatory body which is suspended or has been revoked or has a pending discipline proceeding with any regulatory body.

(e)          [Reserved.]

(f)          None of the Loan Parties or their Subsidiaries is currently or has been a party to a corporate integrity agreement, deferred or non-prosecution agreement, consent decree, settlement, agreement or similar agreements or orders mandating or prohibiting future or past activities relating to the safety, efficacy, development, manufacture, testing, storage, transportation, distribution, supply, packaging, holding, import or export, marketing or sale of pharmaceutical products, or has any reporting or disclosure obligations pursuant to a settlement agreement, plan or correction or other remedial measure entered into with any Regulatory Authority.

(g)          [Reserved]

(h)          [Reserved]

(i)          The clinical, pre-clinical and other studies and tests conducted by or, to the knowledge of the Loan Parties, on behalf of, or sponsored by the Loan Parties or in which the Loan Parties or their products or product candidates have participated were and, if still pending, are being conducted in all material respect in accordance with standard medical and scientific research procedures and all applicable Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312.  Except to the extent disclosed on Schedule 5.20, no investigational new drug application filed by or on behalf of the Loan Parties with the FDA has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign regulatory agency has commenced, or, to the knowledge of the Loan Parties, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of the Loan Parties.

Section 5.21        Deposit and Other Accounts.  Other than with respect to Excluded Accounts, Schedule 5.21 lists all banks and other financial institutions securities intermediaries or commodity intermediaries at which any Loan Party maintains deposit, securities, commodities or similar accounts as of the Closing Date, and such Schedule correctly identifies as of the Closing Date the name, address and any other relevant contact information reasonably requested by the Administrative Agent with respect to each depository or intermediary, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

Section 5.22        Solvency.  On the Closing Date, after giving effect to (a) the Loans to be made or extended on the Closing Date or such other date as Loans requested hereunder are made or extended, (b) the disbursement of the proceeds of such Loans pursuant to the instructions of Borrower and (c) the payment and accrual of all transaction costs in connection with the foregoing, Parent and its Subsidiaries, on a consolidated basis, are Solvent.

Section 5.23       No Default or Event of Default.  No Default or Event of Default exists or would immediately result from the incurring of any Obligations by any Loan Party or the grant or perfection of Administrative Agent’s Liens on the Collateral.

ARTICLE VI

AFFIRMATIVE COVENANTS

So long as any Lender shall have any Commitment outstanding hereunder or any Loan or other Obligation hereunder which is accrued and payable shall remain unpaid or unsatisfied, each of the Parent and the Borrower shall, and shall (except in the case of the covenants set forth in Section 6.01, Section 6.02 and Section 6.03) cause the Loan Parties and their Subsidiaries to:

Section 6.01       Financial Statements.  Deliver to the Administrative Agent who shall, upon the request of any Lender, make such information available to such Lender:

(a)         Quarterly and Annual Financial Statements.  (i) As soon as available, but in any event, within fifty-five (55) days after the end of each of the first three (3) fiscal quarters of each Fiscal Year of the Parent (commencing with the first full fiscal quarter ended after the Closing Date), unaudited internally prepared balance sheet of the Parent and its Subsidiaries as at the end of such fiscal quarter, and the related unaudited internally prepared consolidated statements of income or operations and cash flows for such fiscal quarter, certified by a Responsible Officer of the Parent as fairly presenting in all material respects the financial condition, results of operations and cash flows of the Parent and its Subsidiaries in accordance with IFRS, subject to year-end adjustments, and (ii) as soon as available, but no later than one hundred twenty (120) days after the last day of the Parent’s Fiscal Year, audited consolidated financial statements of the Parent for the Fiscal Year then ended (to be comprised of a consolidated balance sheet and income statement and cash flows covering the Parent and its Subsidiaries’ operations for such Fiscal Year), which financial statements shall have been audited by independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which shall not be qualified as to scope or contain any going concern or other qualification) to the effect that such consolidated financial statements fairly present, in all material respects, the financial position and results of operations of the Parent and its Subsidiaries on a consolidated basis in accordance with IFRS. Failure to deliver such quarterly or annual financial statements within the times set forth herein shall not be a breach of this agreement so long as the same are publicly filed with the SEC within the times set forth herein.

(b)         Management Discussion and Analysis Reports.  Simultaneously with the delivery of each set of annual consolidated financial statements referred to in Section 6.01(a), a report setting forth management’s analysis and discussion of the condition (financial and otherwise) and operations, in respect of the business of the Parent and its Subsidiaries. Failure to deliver such management analysis and discussion within the time set forth herein shall not be a breach of this agreement so long as the same is publicly filed with the SEC within the time set forth herein.

(c)         Annual Budget.  As soon as available, but in any event, within sixty (60) days after the last day of the Parent’s Fiscal Year, the Borrower shall deliver to the Administrative Agent and the Lenders an annual budget (each, as amended pursuant to Section 6.01(e), a “Budget”) consisting of projections of the Loan Parties’ and their Subsidiaries’ consolidated and consolidating financial performance for the forthcoming Fiscal Year on a quarter by quarter basis (including assumptions made in the build-up of such budget).

(d)        Monthly Financial Statements.  At the request of the Required Lenders during the continuation of an Event of Default, the Borrower shall provide to the Lenders a consolidated balance sheet of the Parent and its Subsidiaries as of the end of last fiscal month, and the related consolidated statements of income or operations for such fiscal month.

(e)         Budget Updates.  At the request of the Required Lenders during the continuation of an Event of Default, the Borrower shall provide to the Lenders any updates to the projections set forth in the Budget.

(f)          Other Statements.  Copies of all statements, reports, notices made available to the Parent’s security holders generally, to such lenders or to any other holders of Indebtedness for borrowed money, including, without limitation, (i) notice of the occurrence of any default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto and (ii) notice of the occurrence of any matter that has resulted or could reasonably be expected to result in a Material Adverse Effect.

(g)         Notices to Convertible Note Holders.  Copies of all notices to or from the holders or the trustee of the Convertible Notes and any Permitted Refinanced Convertible Notes and agreements and documents (including any amendments or modifications thereto) entered into in connection with the Convertible Notes and any Permitted Refinanced Convertible Notes, in each case, within one (1) Business Day of delivery, receipt or execution as the case may be.

Section 6.02       Certificates; Reports; Other Information.  Upon delivery of the financial statements referred to in Section 6.01(a),  deliver to the Administrative Agent who shall make such information available on the Platform a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower.

Delivery of any reports, information and documents under Section 6.01 and Section 6.02 as well as any such reports, information and documents pursuant to this Agreement, to the Administrative Agent and the Lenders is for informational purposes only and the Administrative Agent’s and Lenders’ receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Borrower’s compliance with any of its covenants hereunder (as to which the Administrative Agent and the Lenders are entitled to rely exclusively on the Compliance Certificates).  The Administrative Agent and the Lenders shall have no responsibility or liability for the filing, timeliness or content of any report required under Section 6.01 or Section 6.02 or any other reports, information and documents required under this Agreement (aside from any report that is expressly the responsibility of the Lenders subject to the terms hereof).

Section 6.03        Notice Requirements; Other Information.  Promptly after a Responsible Officer obtains knowledge thereof, notify the Administrative Agent and each Lender of each of the following events or circumstances and provide to the Administrative Agent the following information and documents who shall make such information available on the Platform:

(a)         the occurrence of any Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto;

(b)       the occurrence of any matter (including any pending or threatened (in writing) labor dispute) that has resulted or could reasonably be expected to result in a Material Adverse Effect;

(c)       the commencement of, or any material development in, any litigation or governmental proceeding (including without limitation pursuant to any applicable Environmental Laws) pending against any Loan Party or any of the Subsidiaries that could reasonably be expected to be determined adversely and, if so determined, to result in a Material Adverse Effect;

(d)          the occurrence of any ERISA Event above the Threshold Amount or the breach of any representation in Section 5.12;

(e)          any information with respect to environmental matters as required by Section 6.04(b);

(f)          copies of all notices, requests and other documents received by any Loan Party or any of its Subsidiaries under or pursuant to any instrument, indenture, loan or credit or similar agreement relating to Indebtedness in excess of the Threshold Amount regarding or related to any breach or default by any party thereto or any other event that could materially impair the value of the interests or the rights of any Loan Party or otherwise have a Material Adverse Effect and copies of any amendment, modification or waiver of any provision of any such instrument, indenture, loan or credit or similar agreement relating to Indebtedness in excess of the Threshold Amount and, from time to time upon request by the Administrative Agent (at the direction of the Required Lenders), such information and reports regarding such instruments, indentures and loan and credit and similar agreements relating to Indebtedness in excess of the Threshold Amount as the Administrative Agent may reasonably request (at the direction of the Required Lenders); provided that this clause (f) shall not require the breach of any confidentiality obligation with respect to such notices, requests and other documents;

(g)       a tax event or liability not previously disclosed in writing by the Borrower to the Administrative Agent which would reasonably be expected to result in a material liability, together with any other information as may be reasonably requested by the Required Lenders to enable the Required Lenders to evaluate such matters;

(h)          any occurrence of a Change of Control;

(i)         any change (i) in any Loan Party’s corporate name, (ii) any Loan Party’s identity and corporate structure, (iii) any Loan Party’s taxpayer identification number, (iv) any Loan Party’s jurisdiction of incorporation and (v) any Loan Party’s accounting or financial reporting practices;

(j)          copies of all reports made to insurance companies involving any material portion of the Collateral; and

(k)         all documentation and other information, including a duly executed IRS Form W‑9 (or other applicable tax form) with respect thereto required by regulatory authorities under applicable “know your customer” and anti‑terrorism statutes, sanctions, anti‑corruption laws and anti‑money laundering laws, rules and regulations, including, without limitation, the PATRIOT Act, OFAC and the FCPA to the extent reasonably requested by the Administrative Agent or any Lender, and a Beneficial Ownership Certification in relation to any such entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation.

Section 6.04       Environmental Matters.  (a)  Comply and cause each Loan Party and each of its Subsidiaries to comply, in all material respects, with all applicable Environmental Laws and Environmental Permits; obtain and renew, and cause each of its Subsidiaries to obtain and renew, all material Environmental Permits required under Environmental Laws for its operations and properties; and conduct, and cause each of its Subsidiaries to conduct, any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action required to remove and clean up all releases or threatened releases of Hazardous Materials from any of its properties, as required under, and in accordance with the requirements of all Environmental Laws; provided, however, that no Loan Party nor any of its Subsidiaries shall be required to undertake any such cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and, to the extent required by IFRS, appropriate reserves are being maintained with respect to such circumstances.

(b)         Promptly, and in any event within ten (10) Business Days, after a Responsible Officer obtains knowledge thereof, notify the Administrative Agent of or, deliver to the Administrative Agent, for further distribution to each Lender, copies of any and all material, non-privileged written communications and material, non-privileged documents concerning:

(i)         any Environmental Action against or of any non‑compliance by any Loan Party or any of its Subsidiaries with any Environmental Law or Environmental Permit that would (1) reasonably be expected to result in a liability to any Loan Party in excess of the Threshold Amount or (2) cause any Mortgaged Properties to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law;

(ii)        to the extent any of the following is reasonably expected to result in a liability to any Loan Party in excess of the Threshold Amount: (1) any occurrence of any release or threatened release of Hazardous Materials required to be reported to any Governmental Authority under applicable Environmental Law, (2) any remedial actions taken by any Loan Party or its Subsidiaries in respect of any such release or threatened release that could reasonably be expected to result in an Environmental Action or (3) the Loan Parties’ discovery of any occurrence of or condition on any real property adjoining or in the vicinity of any site or facility that would be reasonably expected to cause such site or facility or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability or use thereof under any Environmental Laws;

(iii)       to the extent any of the following is reasonably expected to result in a liability to any Loan Party in excess of the Threshold Amount: (1) any Permitted Acquisition that could reasonably be expected to (A) expose any Loan Party or any of its Subsidiaries to, or result in, Environmental Actions or (B) affect the ability of the Loan Parties and their Subsidiaries to maintain in full force and effect all Governmental Authorizations and Environmental Permits required for the continued operations of their respective businesses existing prior to such Permitted Acquisition and (2) any action proposed to be taken by any Loan Party or any of its Subsidiaries to modify current operations in a manner that would reasonably be expected to subject any Loan Party or any of its Subsidiaries to any material additional obligations or requirements under Environmental Laws;

(iv)        copies of all material environmental reports or audits (whether produced by any Loan Party or any of its Subsidiaries or any third party or Governmental Authority) and any Phase I or Phase II reports in respect of any sites or real property owned, leased or operated by any Loan Party or any of its Subsidiaries that are in possession or control of any Loan Party or any of its Subsidiaries;

(v)         to the extent any of the following is reasonably expected to result in a liability to any Loan Party in excess of the Threshold Amount: copies of any and all material, non-privileged written communications with respect to (A) any Environmental Action, (B) any release or threatened release or non‑compliance with any Environmental Law required to be reported to any Governmental Authority and (C) any request for information from a Governmental Authority that suggests such Governmental Authority is investigating the potential responsibility of any Loan Party or any of its Subsidiaries as a potentially responsible party;

(vi)        the good faith belief that a release of Hazardous Materials, or a violation of Environmental Law reasonably likely to result in a fine or penalty in excess of the Threshold Amount, has occurred on or after the Closing Date, and within 60 days after such request and at the expense of the Borrower, any additional environmental site assessment reports for any Loan Party or any of its Subsidiaries’ properties described in such request prepared by an environmental consulting firm acceptable to the Required Lenders, indicating the presence or absence of such Hazardous Materials and the estimated cost of any compliance, removal or remedial action in connection with any such Hazardous Materials on such properties; without limiting the generality of the foregoing, if the Required Lenders reasonably determine at any time that a material risk exists that any such report will not be provided within the time referred to above, the Administrative Agent may retain an environmental consulting firm to prepare such report at the expense of the Borrower, and the Borrower hereby grants and agrees to cause any Loan Party and any Subsidiary that owns any property described in such request to grant at the time of such request to the Administrative Agent, the Lenders, such firm and any agents or representatives thereof, the right, subject to the rights of tenants, to enter onto their respective properties to undertake such an assessment; and

(vii)       any such other documents and information as the Administrative Agent (at the direction of the Required Lenders) may reasonably request from time to time.

Section 6.05         Maintenance of Existence.  (a) Preserve, renew and maintain in full force and effect its legal existence, structure and name under the Laws of the jurisdiction of its organization and (b) take all commercially reasonable action to maintain all rights, privileges (including its good standing (if applicable)), permits, Intellectual Property, licenses and franchises necessary or desirable in the normal conduct of its business, except (i) other than with respect to any Loan Party, to the extent the Parent’s board of directors (or in the case of clause (b), a Responsible Officer) shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Loan Parties and their Subsidiaries and to the extent that the loss thereof shall not be disadvantageous to the Loan Parties, their Subsidiaries or the Lenders in any material respect, (ii) pursuant to a transaction permitted by Section 7.04 or Section 7.05 or (iii) in the case of clause (b), failure to do so could not reasonably be expected to have a Material Adverse Effect.

Section 6.06        Maintenance of Properties.  Maintain, preserve and protect all of its material property and equipment that are used or useful in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty or condemnation excepted, and make all commercially reasonable and appropriate repairs, renewals, replacements, modifications, improvements, upgrades, extensions and additions thereof except where failure to do so would not reasonably be expected to materially adversely affect the use of the related property.

Section 6.07       Maintenance of Insurance.  Maintain with financially sound and reputable insurance companies (in the good faith judgment of management of the Parent), insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self‑insurance reasonable and customary for similarly situated Persons engaged in the same or similar businesses as the Loan Parties and their Subsidiaries) as are customarily carried by Person engaged in similar businesses and owning or leasing similar properties in the same general areas in which such Loan Party or such Subsidiary operates. The Parent and the Borrower shall cause all property policies to have a lender’s loss payable endorsement showing Administrative Agent as lender loss payee and use commercially reasonable efforts to cause such endorsement to provide that the insurer must give Administrative Agent at least twenty (20) days’ notice before canceling, amending, or declining to renew its policy.  All liability policies shall show, or have endorsements showing, Administrative Agent as an additional insured, and all such policies (or the loss payable and additional insured endorsements) shall provide that the insurer shall give Administrative Agent at least twenty (20) days’ notice before canceling, amending, or declining to renew its policy. At any Lender’s request, each Loan Party shall deliver certified copies of policies and evidence of all premium payments.  Proceeds payable under any casualty policy in connection with a Casualty Event  shall be subject to Section 2.08(b)(ii).

Section 6.08       Compliance with Laws.  Comply in all material respects with the requirements of all Laws (including the USA PATRIOT Act) and all orders, writs, injunctions, decrees and judgments applicable to it or to its business or property, except where such non-compliance is not, either individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 6.09        Books and Records.  Maintain proper books of record and account, in which entries that are full, true and correct in all material respects and as are sufficient to permit the preparation of financial statements in conformity with IFRS, consistently applied, shall be made of all material financial transactions and matters involving the assets and business of any of the Loan Parties.

Section 6.10       Inspection Rights; Lender Calls.  (a)  Permit representatives and independent contractors of the Administrative Agent and each Lender (including, without limitation, financial advisors retained by or for the benefit of the Administrative Agent or the Lenders or their counsel) to visit and inspect any properties and books and records of the Loan Parties and their Subsidiaries (subject, in the case of third party customer sites, to customary access agreements) and to discuss its affairs, finances and accounts with its directors, officers, advisors and independent public accountants, all at the reasonable expense of the Borrower and at such reasonable times during normal business hours and as often as may be reasonably desired, upon reasonable advance notice to the Borrower; provided, however, that such visits and inspections shall be coordinated through the Required Lenders and any review of books and records shall be done no more frequently than quarterly absent the continuation of an Event of Default.  The Administrative Agent and the Lenders shall give the Borrower the opportunity to participate in any discussions with the Borrower’s independent public accountants to the extent reasonably feasible.  No Loan Party nor any Subsidiary shall be required to disclose to the Administrative Agent or any Lender any information that, in the opinion of counsel to such Loan Party or such Subsidiary, is prohibited by Law to be disclosed, is subject to attorney client privilege or constitutes attorney work product or the disclosure of which would cause a material breach of a binding non‑disclosure agreement with a third party to the extent such agreement is not made in contemplation of the avoidance of this Section 6.10.

(b)        On a quarterly basis, upon the reasonable request of the Required Lenders, the Borrower’s chief financial officer, together with the Borrower’s financial advisor shall hold a conference call (at a mutually agreeable time, the cost of such call to be paid by the Borrower) with the Administrative Agent and the Lenders, on which conference calls shall be reviewed the Loan Parties’ financial performance, operations, current trends and variance reports

Section 6.11       Additional Guarantors.  To the extent any Person is required to become a Guarantor under the Loan Documents, (i) cause such Person to become a Guarantor by executing and delivering to the Administrative Agent a counterpart of the Guarantee and Collateral Agreement or a Guarantee and Collateral Agreement Supplement substantially in the form attached to the Guarantee and Collateral Agreement, and (ii) deliver to the Administrative Agent any applicable documents of the types referred to in Section 4.01(a) and, if reasonably requested by the Required Lenders, favorable opinions of counsel to such Person under New York Law, if applicable (which shall cover, among other things, the legality, validity, binding effect and enforceability of the Guarantee and Collateral Agreement), all in form, content and scope reasonably satisfactory to the Required Lenders.

Section 6.12        Use of Proceeds.  Use the proceeds of any Loan, whether directly or indirectly, solely in a manner consistent with the Permitted Uses.  Notwithstanding the foregoing, no proceeds of the Revolving Facility may be used to repay Term Loans.

Section 6.13       Anti-Corruption and Sanctions Laws.  To the extent existing on the Closing Date, the Loan Parties will maintain in effect such policies and procedures designed to promote compliance in all material respects by the Loan Parties, their Subsidiaries, and their respective directors, officers, employees, and agents with the FCPA and any other applicable anti-corruption laws as well as Sanctions.

Section 6.14       Taxes.  Pay and discharge, and will cause each Loan Party and each of its Subsidiaries to pay and discharge, all material Taxes, assessments and governmental charges or levies arising after the Closing Date imposed upon it or upon its income or profits, or upon any properties belonging to it, in each case on a timely basis, which, if unpaid when due and payable, may reasonably be expected to become a tax Lien upon any properties of any Loan Party or any of its Subsidiaries thereof not otherwise permitted under this Agreement; provided that no Loan Party nor any of its Subsidiaries shall be required to pay any such Tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings if it has maintained adequate reserves with respect thereto in accordance with IFRS unless and until any tax Lien resulting therefrom attaches to its property and becomes enforceable against its other creditors.

Section 6.15        End of Fiscal Years; Fiscal Quarters.  Cause (i) its Fiscal Year to end on or about December 31 of each calendar year and (ii) its fiscal quarters to end on or about March 31, June 30, September 30 and December 31 of each calendar year, in each case unless otherwise approved by the Required Lenders.

Section 6.16        ERISA.  (a)  ERISA Events and ERISA Reports.  (i) Promptly and in any event within ten (10) days after any Loan Party, any Subsidiary or any ERISA Affiliate knows or has reason to know that any ERISA Event has occurred, provide to the Administrative Agent a statement of a Responsible Officer of the Borrower describing such ERISA Event and the action, if any, that such Loan Party, such Subsidiary or such ERISA Affiliate has taken and proposes to take with respect thereto and (ii) on the date any records, documents or other information must be furnished to the PBGC with respect to any Plan pursuant to Section 4010 of ERISA, provide to the Administrative Agent a copy of such records, documents and information.

(b)         Plan Terminations.  Promptly and in any event within five (5) Business Days after receipt thereof by any Loan Party or any ERISA Affiliate, provide to the Administrative Agent copies of each notice from the PBGC stating its intention to terminate any Plan or to have a trustee appointed to administer any Plan.

(c)         Plan Annual Reports.  Promptly and in any event within 30 days after the filing thereof with the Internal Revenue Service, provide to the Administrative Agent copies of each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) with respect to each Plan.

(d)         Multiemployer Plan Notices.  Promptly and in any event within five (5) Business Days after receipt thereof by any Loan Party, any Subsidiary or any ERISA Affiliate from the sponsor of a Multiemployer Plan, provide to the Administrative Agent copies of each notice concerning (i) the imposition of Withdrawal Liability by any such Multiemployer Plan, (ii) the reorganization or termination, or a determination that such Multiemployer Plan is in endangered or critical status, within the meaning of Title IV of ERISA, of any such Multiemployer Plan or (iii) the amount of liability incurred, or that may be incurred, by such Loan Party, such Subsidiary or such ERISA Affiliate in connection with any event described in clause (i) or (ii).

Section 6.17         Further Assurances.

(a)         Execute and deliver, or cause to be executed and delivered, to the Administrative Agent such reasonable documents and agreements, and shall take or cause to be taken such reasonable actions, as the Administrative Agent may, from time to time, reasonably request to carry out the terms and conditions of this Agreement and the other Loan Documents.

(b)         In the event any Loan Party or any of its Subsidiaries acquires fee title to any real property with a fair market value in excess of $1,000,000, within thirty (30) days (or such longer period as the Required Lenders may agree in their sole discretion) after such acquisition, such Loan Party or such Subsidiary shall deliver, or cause to be delivered, to the Administrative Agent a fully-executed Mortgage with respect to such real property, together with such title insurance policies, surveys, appraisals, evidence of insurance, legal opinions, environmental assessments and other documents and certificates reasonably requested by the Administrative Agent and the Required Lenders.

(c)       Subject to Section 6.21 and Schedule 6.21, each of the Parent and the Borrower shall, and shall cause each of their direct and indirect Subsidiaries to, execute such guarantees, pledge agreements, control agreement and security documents as shall be customary in the applicable local jurisdictions to grant to Administrative Agent, for the benefit of the Secured Parties, a security interest and guaranty of the Obligations secured by a first priority Lien (in form and substance reasonably satisfactory to the Secured Parties) over substantially all assets of the Parent and its Subsidiaries (including all equity interests of each Subsidiary of Parent); provided, that (i) no Subsidiary of the Parent shall be required to become a Guarantor or otherwise grant Liens on its assets (other than to the extent such assets consist of equity in a Loan Party) to the extent it is an Immaterial Subsidiary; (ii) other than with respect to Aegerion Pharmaceuticals Limited, each Loan Party shall be directly owned by another Loan Party at all times and (iii) such guaranty and security with respect to any Foreign Subsidiary of the Parent (including over the equity of such Foreign Subsidiary) shall be limited as agreed by both the Parent and the Administrative Agent to the extent the Parent and the Administrative Agent both determine that such guaranty and granting of liens will result in material adverse tax consequences to the Loan Parties and their Subsidiaries or would violate applicable law in any material respect. Anything to the contrary contained herein or in any Loan Document notwithstanding, the Liens of the Administrative Agent shall not be required to extend, and shall not extend, to any priority review voucher. Further, notwithstanding anything to the contrary herein or in any other Loan Document, in respect of Parent and its Subsidiaries, no actions in any Foreign Jurisdiction or required by the laws of any Foreign Jurisdiction shall be required in order to create any security interests in assets located or titled outside of the Foreign Jurisdictions or to perfect such security interests, unless, in each case, the Administrative Agent so requests. If the Administrative Agent makes a request pursuant to the immediately preceding sentence, (x) the costs and expenses incurred by the Administrative Agent in connection with the taking of such actions shall not be reimbursable pursuant to Section 10.04(a) and (y) the Administrative Agent will pay or reimburse the Borrower for all Attorney Costs incurred by the Borrower in connection with the taking of such actions.

(d)         Any Immaterial Subsidiary existing on or after the Closing Date shall no longer constitute an Immaterial Subsidiary (and shall otherwise be subject to the requirements of this Section 6.17) to the extent (a) in the case of any Immaterial Subsidiary formed or acquired after the Closing Date, such Immaterial Subsidiary shall at any time have (i) assets with a fair market value in excess of $3,000,000 or (ii) annual revenues (excluding intercompany revenues) in excess of $3,000,000 (excluding intercompany accounts) or (b) such Immaterial Subsidiary formed or acquired after the Closing Date, together with all other Immaterial Subsidiaries formed or acquired after the Closing Date, shall at any time have (i) assets with a fair market value in excess of $10,000,000 (excluding intercompany accounts) or (ii) annual revenues (excluding intercompany revenues) in excess of $10,000,000; provided that all Immaterial Subsidiaries collectively shall not at any time (x) have assets with a fair market value in excess of 10% of the assets of the Parent and its Subsidiaries and (y) have annual revenues (excluding intercompany revenues) in excess of 10% of the annual revenues (excluding intercompany accounts) of the Parent and its Subsidiaries.

Section 6.18       Business.  Each of the Parent and the Borrower will only, and will only permit their respective Subsidiaries to, engage directly or indirectly in the business engaged in by the Parent, the Borrower and their respective Subsidiaries as of the Closing Date and reasonable extensions thereof and businesses ancillary, corollary, synergistic or complimentary thereto.

Section 6.19         Reserved.

Section 6.20        Healthcare and Regulatory Authority Matters.  Parent will, and will cause each Subsidiary to, except as would not have a Material Adverse Effect, (i) comply with all applicable Health Care Laws and (ii) to hold and possess all Health Care Permits and maintain such Health Care Permits in full force and effect.

Section 6.21        Post-Closing Matters. Comply with each of the requirements set forth on Schedule 6.21 no later than the applicable date specified thereon.

Section 6.22        Holding Companies. In the case of Parent and Intermediate Parent, Parent and Intermediate Parent will not engage in any business or activity other than (a) the ownership of all outstanding Equity Interests in its Subsidiaries, (b) maintaining its corporate existence, (c) participating in tax, accounting and other administrative activities as the parent of the consolidated group of companies, including the Loan Parties, (d) the execution and delivery of the Loan Documents to which it is a party and the performance of its obligations thereunder, (e) activities consistent with current business practices as conducted by Parent and Intermediate Parent on the date hereof and (f) activities incidental to the businesses or activities described in clauses (a) through (e) of this Section.

Section 6.23         Reserved.

Section 6.24        Material Intellectual Property. (i) All Material Intellectual Property shall be owned by Loan Parties at all times; (ii) none of the non-Loan Parties shall own any Material Intellectual Property, and (iii) except as otherwise permitted by Section 7.05, none of the Loan Parties shall dividend, distribute, invest, sell, license (other than on a non-exclusive basis), or otherwise dispose of, or permit any Subsidiary to dividend, distribute, invest, sell, or otherwise dispose of, any Material Intellectual Property or any Subsidiary that is the legal owner of or exclusive licensee of any Material Intellectual Property unless such disposition is to another Loan Party organized in the United States; provided, that Subsidiaries of the Borrower organized under the laws of the Federal Republic of Germany may own certain Intellectual Property to the extent owned by such Subsidiaries on the Closing Date; provided, further, that the Borrower agrees that at all times from and after the Closing Date the Intellectual Property owned by the Loan Parties shall be sufficient to operate the business of the Borrower and its Subsidiaries.

ARTICLE VII

NEGATIVE COVENANTS

So long as any Lender shall have any Commitment outstanding hereunder or any Loan or other Obligation hereunder which is accrued and payable shall remain unpaid or unsatisfied, each of the Parent and the Borrower shall not, and shall not permit any of the Loan Parties or their Subsidiaries to, directly or indirectly:

Section 7.01       Liens.  Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues (including accounts receivable), whether now owned or hereafter acquired, other than the following Liens (collectively, “Permitted Liens”):

(a)          Liens pursuant to any Loan Document;

(b)          Liens existing on the Closing Date and listed on Schedule 7.01(b);

(c)        Liens for taxes, assessments or governmental charges which are not overdue for a period of more than thirty (30) days or which are being contested in good faith and by appropriate proceedings, if adequate reserves with respect thereto are maintained on the books of the applicable Person to the extent required in accordance with IFRS;

(d)      statutory or common law Liens of landlords, carriers, warehousemen, mechanics, materialmen, repairmen, suppliers, construction contractors or other like Liens arising in the ordinary course of business which secure amounts not to exceed $50,000 and not overdue for a period of more than thirty (30) days or if more than thirty (30) days overdue, are unfiled (or if filed have been discharged or stayed) and no other action has been taken to enforce such Lien or which are being contested in good faith, if adequate reserves with respect thereto are maintained on the books of the applicable Person to the extent required in accordance with IFRS;

(e)          (i) pledges and deposits in the ordinary course of business securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Borrower or any Subsidiary and (ii) Liens securing the financing of insurance premiums  (to the extent such Liens extend to the unearned premiums for such insurance) in the ordinary course of business;

(f)          Liens consisting of deposits made in connection with Indebtedness of the types permitted under Sections 7.03(e) or 7.03(g) (in each case, other than for borrowed money) entered into in the ordinary course of business or to secure the obligations otherwise permitted;

(g)        easements, rights‑of‑way, covenants, conditions, restrictions, encroachments, and other survey defects protrusions and other similar encumbrances and minor title defects affecting real property which were not incurred in connection with Indebtedness and do not in any case materially and adversely interfere with the use of the property encumbered thereby for its intended purposes;

(h)         Liens securing Indebtedness permitted under Section 7.03(c); provided that (i) such Liens attach concurrently with or within 120 days after the acquisition, or the completion of the construction, repair, replacement or improvement (as applicable) of the property subject to such Liens, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness, replacements thereof and additions and accessions to such property and the proceeds and the products thereof and customary security deposits, and (iii) with respect to Capital Leases, such Liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, replacements and products thereof and customary security deposits) other than the assets subject to such Capital Leases;

(i)          Liens arising by virtue of any contractual, statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies (i) relating to the establishment of depository relations with banks or other financial institutions not given in connection with the incurrence of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Borrower or any Subsidiary of the Borrower that is a Subsidiary Guarantor (so long as such Subsidiary remains a Subsidiary Guarantor) to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or such Subsidiary Guarantor or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any of its Subsidiaries in the ordinary course of business;

(j)          Liens arising from precautionary Uniform Commercial Code financing statement filings regarding leases entered into by the Borrower and its Subsidiaries in the ordinary course of business;

(k)         any zoning, land‑use or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property;

(l)          the modification, replacement, renewal or extension of any Lien permitted by clause (b) of this Section 7.01; provided that (i) the Lien does not extend to any additional property or additional Indebtedness (except with respect to paid-in-kind obligations pursuant to the terms of such Indebtedness as in effect on the Closing Date) other than (A) after‑acquired property that is affixed or incorporated into the property covered by such Lien or financed by Indebtedness permitted under Section 7.03, and (B) proceeds and products thereof; and (ii) the renewal, extension or refinancing of the obligations secured or benefited by such Liens is permitted by Section 7.03;

(m)        nonconsensual statutory Liens arising after the Closing Date;

(n)         judgment Liens in existence for less than thirty (30) days after the entry thereof, or with respect to which execution has been stayed or the payment of which is covered in full by insurance maintained with responsible insurance companies, or which judgment Liens do not otherwise result in an Event of Default under Section 8.01(i);

(o)         any interest or title of a lessor, licensor or sublessor under any lease, license or sublease entered into by the Borrower or any of its Subsidiaries in the ordinary course of its business and covering only the assets so leased, or subleased;

(p)         other Liens not on borrowed money with respect to which the aggregate amount of the obligations secured thereby does not exceed $100,000 at any time outstanding; provided, that no such Liens shall be on Equity Interests of the Parent or any of its direct or indirect Subsidiaries;

(q)         to the extent constituting a Lien and permitted under Section 7.05, any non-exclusive licenses of Intellectual Property granted to third parties and set forth on Schedule 5.17 and other non-exclusive licenses after the Closing Date, in each case to the extent not resulting in a legal transfer of title of the licensed Intellectual Property and in the ordinary course of business, subject to exclusivity on territory aside from the United States or Europe;

(r)         to the extent constituting Liens and permitted under Section 7.05, any leases, subleases, licenses, or sublicenses (other than licenses of Intellectual Property) granted to third parties that do not materially interfere with the Loan Parties’ ordinary course of business;

(s)         Liens securing Indebtedness permitted under Section 7.03(l); provided that such Liens do not at any time extend to or cover any assets other than the equipment financed under such finance leases; and

(t)          Liens consisting of cash deposits not to exceed $400,000 securing Indebtedness permitted under Section 7.03(i);

provided that no Permitted Lien shall consist of a Lien granted by a Loan Party or a Subsidiary of a Loan Party which has not also granted Liens to secure the Obligations.

Section 7.02         Investments.  Make any Investments, except:

(a)          Investments by the Loan Parties or their Subsidiaries in cash and Cash Equivalents;

(b)       loans and advances to officers, directors or employees in the ordinary course of the business of the Loan Parties and their Subsidiaries in an aggregate principal amount not to exceed $50,000 at any time outstanding;

(c)       Investments existing as of the Closing Date and disclosed on Schedule 7.02(c) and Investments consisting of any modification, replacement, renewal, reinvestment or extension of any such Investment; provided that the amount of any Investment permitted pursuant to this Section 7.02(c) is not increased from the amount of such Investment on the Closing Date;

(d)         so long as immediately before and after giving effect to any such Investment, no Default has occurred and is continuing, other Investments that do not exceed $1,500,000 in the aggregate (net of any return or distribution of capital or repayments of principal in respect thereof);

(e)        Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(f)          the Borrower and its Subsidiaries may make Investments that constitute a buyout of future royalty or Indebtedness obligations under contracts of such Borrower or Subsidiary that exist on the Closing Date so long as either (i) payment for such Investments is made with new issuances of Equity Interests (other than Disqualified Equity Interests) of Parent or (ii) the aggregate amount of such Investments does not exceed $30,000,000;

(g)       Investments that constitute the acquisition of assets or license of assets from third parties so long as the aggregate consideration (including any Indebtedness incurred pursuant to Section 7.03(p)) to be paid or assumed by the Loan Parties and their Subsidiaries does not exceed $25,000,000 in the aggregate;

(h)        Investments made from the available proceeds of a Disposition (after giving effect to Section 2.08(b)) that constitute the acquisition of similar assets as were the subject of such permitted Disposition; and

(i)          other Investments made after the date hereof (i) by any Subsidiary that is not a Loan Party in any other Subsidiary that is not a Loan Party, (ii) by any Subsidiary of the Parent in any Loan Party organized within the United States, Republic of Ireland or United Kingdom, and (iii) by any Loan Party in any other Subsidiary that is not a Loan Party in an aggregate amount not to exceed $5,000,000 for all such Investments.

Section 7.03         Indebtedness.  Create, incur, assume or suffer to exist any Indebtedness, except the following, without duplication:

(a)          Indebtedness of the Borrower and other Loan Parties under the Loan Documents;

(b)          Indebtedness outstanding on the Closing Date and listed on Schedule 7.03(b);

(c)         additional Capital Leases incurred after the Closing Date and purchase money Indebtedness in an aggregate amount not to exceed $3,000,000 in the aggregate at any time outstanding, and any Refinancing Indebtedness in respect of such Indebtedness; provided that any such Indebtedness (x) in the case of additional Capital Leases or purchase money Indebtedness, shall be secured only by the asset subject to such additional Capital Leases or acquired asset in connection with the incurrence of such Indebtedness, as the case may be, and (ii) in the case of purchase money Indebtedness, shall constitute not less than 75% of the aggregate consideration paid with respect to such asset;

(d)         other unsecured Indebtedness in an aggregate principal amount not to exceed $1,000,000 at any time outstanding;

(e)          Indebtedness in respect of performance of bids, trade contracts, governmental contracts and leases (other than Indebtedness for borrowed money), statutory obligations, surety, stay, indemnity, customs and appeal bonds, performance bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations), and, in each case, letters of credit in respect thereof, incurred in the ordinary course of business;

(f)         non-recourse Indebtedness incurred by the Loan Parties or any of their Subsidiaries to finance the payment of insurance premiums of such Person;

(g)       Indebtedness owed to any Person providing worker’s compensation, unemployment insurance and other social security legislation, health, disability or other employee benefits or property, casualty or liability insurance to the Loan Parties or any of their Subsidiaries incurred in connection with such Person providing such benefits or insurance pursuant to customary reimbursement or indemnification obligations to such Person;

(h)          to the extent constituting Indebtedness, each of the Investments permitted pursuant to Section 7.02;

(i)         reimbursement obligations owed to banks and financial institutions with respect to credit card services in an aggregate amount at any one time not exceeding $3,000,000;

(j)          Indebtedness consisting of accounts payable incurred in the ordinary course of business past due for more than 120 days after its stated due date (except for accounts payable contested in good faith) which do not in the aggregate exceed $750,000;

(k)         Indebtedness of the Borrower and the Loan Parties under the Deed Poll Constituting Loan Notes issued in connection with the CVR Instrument made by the Parent in an aggregate principal amount not to exceed $85,000,000 at any time outstanding;

(l)          finance leases with respect to Filsuvez and AP103 equipment in an amount not to exceed $5,000,000 in the aggregate at any time outstanding; provided that such Indebtedness shall be secured only by the equipment financed thereunder;

(m)       unsecured Indebtedness of the Borrower and the Loan Parties under the Convertible Notes and any Permitted Refinanced Convertible Notes in a combined aggregate principal amount not to exceed $200,000,000;

(n)        Indebtedness in respect of any letter of credit or bank guarantee issued in favor of any Swingline Lender to support any Defaulting Lender’s participation in Swingline Loans made hereunder; and

(o)         Indebtedness consisting of royalties and milestone payments owed to innovators of  Lomitapide, Metreleptin, Filsuvez and AP103 products as of the Closing Date; and

(p)        upfront payments, royalties and milestone payments acquired after the Closing Date in connection with the acquisition of assets or Investments contemplated by Section 7.02(g), so long as the aggregate consideration (including any consideration paid pursuant to Section 7.02(g)) to be paid or assumed by the Loan Parties and their Subsidiaries does not exceed $25,000,000 in the aggregate;

provided that no Loan Party or Subsidiary of any Loan Party shall be obligated with respect to any other Indebtedness unless it is also obligated with respect to the Obligations.

Section 7.04        Fundamental Changes.  Merge, dissolve, liquidate, consolidate with or into another Person, split or allow any change to the ownership of the Subsidiaries of the Parent or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person other than (i) with respect to any Subsidiary of Borrower or any Subsidiary of Amryt Pharmaceuticals DAC, (a) to a Loan Party organized in the same country as such Person or to a Loan Party organized within the United States, The Republic of Ireland or United Kingdom and solely to the extent that Agent and Lenders retain perfected Liens on all the assets of such Person to the same extent and with the same priority as existed prior to such transaction or (b) in the case of a Subsidiary that is not a Loan Party, to another Subsidiary of the Parent; and (ii) with respect to the Intermediate Parent, to the Parent and solely to the extent that Agent and Lenders retain perfected Liens on all the assets of the Intermediate Parent to the same extent and with the same priority as existed prior to such transaction.

Section 7.05         Dispositions.  Make any Disposition or enter into any agreement to make any Disposition, except:

(a)        Dispositions of obsolete, worn out or surplus property, whether now owned or hereafter acquired, in the ordinary course of business and Dispositions of property no longer used or useful in the conduct of the business of the Parent and its Subsidiaries, in each case to the extent constituting immaterial property;

(b)          Dispositions in the ordinary course of business of Cash Equivalents;

(c)          sales of inventory in the ordinary course of business;

(d)         Dispositions (other than of Material Intellectual Property or of assets relating to metreleptin) for fair market value; provided that (i) the amount of Dispositions does not exceed $250,000 individually or $5,000,000 in the aggregate for all Dispositions during the term of this Agreement, (ii) immediately prior to and immediately after giving effect to such Disposition, no Default or Event of Default shall have occurred and be continuing or would result therefrom and (iii) no less than one hundred percent (100%) of the consideration received for any such Disposition is received in cash;

(e)         the leasing, as lessor, of real or personal property not presently used or useful in such Person’s business and is otherwise in the ordinary course of business;

(f)          Dispositions of equipment or other assets, to the extent that such equipment is exchanged for credit against the purchase price of similar replacement equipment or assets or the proceeds of such Dispositions are reasonably promptly applied to the purchase price of similar replacement equipment, all in the ordinary course of business;

(g)         Dispositions constituting Intellectual Property that is not material to the conduct of the business of the Loan Parties and their Subsidiaries;

(h)         Dispositions otherwise permitted by Sections 7.01, 7.02 or 7.03 and Dispositions from any Subsidiary that is not a Loan Party to any other Subsidiary that is not a Loan Party;

(i)          Dispositions consisting of a Permitted License;

(j)          Dispositions consisting of licenses of AP102 assets; and

(k)       Dispositions of any priority review voucher obtained as a result of the regulatory approval of pharmaceutical products (including Filsuvez).

provided that the proceeds of any Dispositions permitted hereunder shall be applied in accordance with the requirements of Section 2.02(b)(i) to the extent required under such section; provided further that, in the case of Dispositions under Section 7.05(i), the Borrower shall provide prior written notice to the Administrative Agent and the Lenders of any such Disposition and, so long as no Default or Event of Default has occurred and is continuing, the Borrower may (x) reinvest up to (i) 50% of the proceeds of any Permitted License generating proceeds in an amount less than $30,000,000 and (ii) 75% of the proceeds of any Permitted License generating proceeds in an amount equal to or greater than $30,000,000, in each case with such reinvestment occurring within 12 months of receipt of such proceeds or (y) commit to using such 50% or 75% (as applicable) portion of the proceeds in a clinical development program approved by the Parent’s board of directors.

Section 7.06         Restricted Payments.  Declare or make, directly or indirectly, any Restricted Payment, except:

(a)         to the extent constituting a Restricted Payment, the payment of fees of non-insider directors not to exceed an annual amount of $1,000,000 and the reimbursement of reasonable expenses;

(b)         the Subsidiaries of the Borrower may make direct or indirect Restricted Payments to the Borrower and other Subsidiaries of the Borrower that are Loan Parties and in the case of Subsidiaries that are not Loan Parties to other Subsidiaries that are not Loan Parties;

(c)         (i) Restricted Payments to the Parent to be used for (A) customary director indemnification and compensation payments to the Parent’s director nominees serving on the board of directors of the Parent or serving on the board of directors of any of the Parent’s direct or indirect Subsidiaries and (B) payment of income Taxes to the extent such income Taxes are attributable to the income of its direct or indirect Subsidiaries, and (ii) so long as no Event of Default has occurred and is continuing, Restricted Payments to the Parent and to Amryt Pharmaceuticals DAC to be used for financial and other reporting and similar customary administrative costs and expenses attributable and fairly allocable to the Loan Parties (including audit and professional fees and other ordinary course operating and administrative expenses incurred by the Parent in its capacity as the ultimate holding company of the Loan Parties);

(d)       the Parent may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such Person (other than Disqualified Equity Interests);

(e)          any transaction expressly permitted under Section 7.08(d) to the extent constituting a Restricted Payment;

(f)        share repurchases pursuant to the Permitted Share Repurchase Program so long as (I) the Liquidity Amount is at least $75,000,000 after giving effect to all repurchases contemplated by the Permitted Share Repurchase Program and (II) all repurchases made pursuant to this clause (f) do not exceed $75,000,000 in the aggregate; and

(g)         (i) the making of milestone payments due to Software AG Stiftung in connection with Birkin AG in an aggregate amount not to exceed 38,000,000 Euros which shall be payable solely on the basis of the criteria disclosed to Lenders prior to the Closing Date, and (ii) the payment in respect of any earn-outs, seller notes or other deferred purchase price obligations in respect of arrangements existing on the Closing Date and set forth on Schedule 7.06(g).

Section 7.07        Change in Nature of Business.  Engage in any line of business other than those lines of business conducted by the Loan Parties and their Subsidiaries on the date hereof or any business reasonably related or ancillary thereto; provided, that Aegerion Securities Corporation shall not engage in any business activities, maintain any assets or incur any Indebtedness.

Section 7.08        Transactions with Affiliates.  Enter into any transaction of any kind with any Affiliate of the Loan Parties, whether or not in the ordinary course of business, other than:

(a)        any transactions expressly permitted under Section 7.02, Section 7.04 and Section 7.06; provided that all parties to such transactions are Loan Parties or their Wholly-owned Subsidiaries;

(b)        so long as it has been approved by the Parent’s board of directors or other governing body to the extent permitted by applicable law, (i) customary indemnifications of directors of the Loan Parties and their respective Subsidiaries and (ii) the payment of reasonable and customary compensation and indemnification arrangements and benefit plans for officers and employees of the Loan Parties and their respective Subsidiaries in the ordinary course of business, in each case to the extent approved by a majority of independent directors of the Parent’s board of directors;

(c)          transactions under the agreements existing on the Closing Date and listed on Schedule 7.08(c);

(d)         transactions (other than those described in Section 7.08(e) below) entered into upon fair and reasonable arm’s length terms and conditions that could be obtained from a Person other than Affiliate; and

(e)         transactions consisting of intercompany services among the Parent and its wholly-owned Subsidiaries in the ordinary course of business on an arm’s length basis, charged on a cost plus a maximum of 7.5% basis.

Section 7.09        Prepayments and Modifications of Certain Agreements.  (a)  Amend or modify any of the terms of any Indebtedness in an outstanding amount exceeding the Threshold Amount of any of the Loan Parties or their Subsidiaries if such amendment or modification would add or change any terms in a manner adverse to the Loan Parties or the Lenders, or shorten the final maturity or average life to maturity of any such Indebtedness or require any payment to be made sooner than originally scheduled or increase the interest rate applicable thereto.

(b)         Make or permit any distribution or payment (whether in cash or otherwise) of principal, interest or any other amounts on any Indebtedness (other than the Obligations), or seek or obtain approval by the Borrower’s board of directors to permit the foregoing, other than scheduled payments of principal and interest under such Indebtedness as in effect on the Closing Date or on the date incurred if incurred after the Closing Date; provided that the Convertible Notes may be repaid, repurchased or redeemed so long as after giving effect to such repayment, repurchase or redemption the Liquidity Amount is at least $75,000,000.

(c)         Amend or modify, or permit the amendment, modification or waiver of, any provision of any Material Contract to which any Loan Party or any Subsidiary thereof is a party or by which it or any of its property or assets is bound, in each case after the original execution and delivery thereof (or, if later, the date hereof) in any substantive manner that would be adverse to the Lenders’ interests hereunder, without the written consent of the Required Lenders.

(d)       Amend or modify, or permit the amendment, modification or waiver of, any provision of (i) the Deed Poll Constituting Contingent Value Rights issued in connection with the reorganization of the Borrower and the Acquisition and (ii) the Deed Poll Constituting Loan Notes issued in connection with the CVR Instrument made by the Parent, in each case after the original execution and delivery thereof (or, if later, the date hereof) in any manner, without the written consent of the Required Lenders.

Section 7.10        Negative Pledge.  Enter into or suffer to exist, or permit any of its Subsidiaries to enter into or suffer to exist, (x) any agreement prohibiting or conditioning the creation or assumption of any Lien upon any of its property or assets except (a) agreements in favor of the Administrative Agent or (b) prohibitions or conditions under (i) any Capital Lease permitted by Section 7.03(c) solely to the extent that such Capital Lease prohibits a Lien on the property subject thereto, (ii) by reason of customary provisions restricting pledges, assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business (provided that such restrictions are limited to the property or assets subject to such leases, licenses or similar agreements, as the case may be), (iii) any Indebtedness outstanding on the Closing Date (including, for the avoidance of doubt, the Convertible Notes) or (iii) any Permitted Refinanced Convertible Notes or (y) any agreement or arrangement limiting the ability of any of its Subsidiaries to declare or pay dividends or other distributions in respect of its Equity Interests or repay or prepay any Indebtedness owed to, make loans or advances to, or otherwise transfer assets to or make Investments in, the Borrower or any of its Subsidiaries of the Borrower (whether through a covenant restricting dividends, loans, asset transfers or investments, a financial covenant or otherwise), except (a) the Loan Documents, (b) any Indebtedness outstanding on the Closing Date (including, for the avoidance of doubt, the Convertible Notes) and (c) any Permitted Refinanced Convertible Notes.

Section 7.11      Amendments to Organization Documents.  Amend, or permit any of its Subsidiaries to amend, its certificate of incorporation, constitution, association or bylaws or other Organization Documents in a manner adverse to the interests of the Lenders hereunder, without the prior written consent of the Required Lenders.

Section 7.12        Use of Proceeds.  xii)  Use, directly or indirectly, the proceeds of the Loans, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person, (x) to fund, finance, or facilitate any activities, business, or transaction of or with any Sanctioned Person, or in any Sanctioned Country or (y) in any other manner that would result in a violation of Sanctions by any Person (including any Person participating in the Loans, whether as underwriter, advisor, investor, or otherwise).

(b)        Use any part of the proceeds of the Loans directly or indirectly, in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti‑Corruption Law.

Section 7.13        Accounting Changes.  Make any change in (a) accounting policies or reporting practices, except as required by IFRS, or (b) Fiscal Year.

Section 7.14        OFAC.  (a)   Become a Sanctioned Person, (b) become organized, resident or located in a Sanctioned Country, or (c) engage in any transactions or dealings with a Sanctioned Person or in a Sanctioned Country in violation of Sanctions.

Section 7.15        Ownership of Subsidiaries.  Notwithstanding any other provisions of this Agreement to the contrary, organize, create, acquire or permit to exist after the Closing Date any Subsidiaries of the Parent other than (a) those existing on the Closing Date and set forth on Schedule 5.14 and (b) Subsidiaries formed after the Closing Date subject to compliance with Section 6.17.

Section 7.16         Compliance With Certain Laws.

(a)        (i) Violate any Anti-Terrorism Laws, (ii) engage in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of prohibited offenses designated by the Organization for Economic Co-operation and Development’s Financial Action Task Force on Money Laundering or (iii) permit any of their respective controlled Affiliates to violate these laws or engage in these actions.

(b)         (i) Deal in, or otherwise engage in any transaction related to, any property or interests in property blocked pursuant to any Anti-Terrorism Law, (ii) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempt to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

(c)         Become an “investment company” or a company controlled by an “investment company” under the Investment Company Act of 1940, as amended.

Section 7.17         Sale Leaseback.  Permit to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any Sale Leaseback.

Section 7.18         Reserved.

Section 7.19         Speculative Transactions.  Enter into any Hedge Agreements other than Hedge Agreements entered into (i) in the ordinary course of ordinary course of business (including, without limitation, to hedge against interest rate risk and currency risk) and (ii) not for speculative purposes.

Section 7.20     Minimum Revenue. Permit Consolidated Revenue for any Computation Period ending on any date set forth below to be less than the amount set forth below for that Computation Period:

Computation Period Ending	Minimum Revenue
March 31, 2022	$116,800,000
June 30, 2022	$118,200,000
September 30, 2022	$123,600,000
December 31, 2022	$134,600,000
March 31, 2023	$143,200,000
June 30, 2023	$153,400,000
September 30, 2023	$163,300,000
December 31, 2023	$172,000,000
March 31, 2024	$181,500,000
June 30, 2024	$191,100,00
September 30, 2024	$200,900,000
December 31, 2024	$211,500,000
March 31, 2025	$221,600,000
June 30, 2025	$231,400,000
September 30, 2025	$240,300,000
December 31, 2025	$249,800,000
March 31, 2026	$256,700,000
June 30, 2026	$266,800,000
September 30, 2026	$273,000,000
December 31, 2026	$286,800,000

Section 7.21         Minimum Liquidity. Permit the Liquidity Amount to be less than $10,000,000 at any time.

ARTICLE VIII

EVENTS OF DEFAULT AND REMEDIES

Section 8.01       Events of Default.  Any of the following events referred to in this Section 8.01 shall constitute an “Event of Default”:

(a)         Non‑Payment.  Any Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or (ii) within three (3) Business Days after the same becomes due in cash, any interest on any Loan or any other amount payable hereunder or with respect to any other Loan Document; or

(b)         Specific Covenants.  The Borrower fails to perform or observe any term, covenant or agreement contained in any of Section 6.01(a), Section 6.01(d), Section 6.01(f), Section 6.03(a), Section 6.05, Section 6.07, Section 6.10(b), Section 6.12, Section 6.20 or Article VII; or

(c)         Other Defaults.  Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for fifteen (15) days after receipt by the Borrower of written notice thereof by the Administrative Agent or the Required Lenders; or

(d)          Representations and Warranties.  Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of any Loan Party herein, in any other Loan Document, or in any document required to be delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; or

(e)        Cross‑Default.  Any Loan Party or any Subsidiary (A) fails to make any payment beyond the applicable grace period with respect thereto, if any (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness (other than Indebtedness hereunder) having an aggregate principal amount of not less than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness, or any other event occurs, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; or

(f)          Insolvency Proceedings, Etc.  Any Loan Party or any Subsidiary (other than a UK Loan Party or a Subsidiary incorporated in England and Wales) institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes a general assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, interim receiver, receiver and manager, trustee, custodian, conservator, liquidator, Irish law examiner, rehabilitator, administrator, administrative receiver or similar officer for it or for all or any material part of its property; or any receiver, interim receiver, receiver and manager, trustee, custodian, conservator, liquidator, Irish law examiner, rehabilitator, administrator, administrative receiver or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days; or an order for relief is entered in any such proceeding; provided, that a dissolution of any Subsidiary of Borrower or any Subsidiary of Amryt Pharmaceuticals DAC permitted under Section 7.04 shall not constitute an Event of Default under this clause (f); or

(g)          UK Insolvency Event. Any UK Insolvency Event occurs with respect to any UK Loan Party; or

(h)        Inability to Pay Debts; Attachment.  (i) Any Loan Party or any Subsidiary becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process in respect of a claim in excess of the Threshold Amount is issued or levied against all or any material part of the property of the Loan Parties and their Subsidiaries, taken as a whole, and is not released, vacated, stayed or fully bonded within sixty (60) days after its issue or levy; or

(i)          Judgments.  There is entered against any Loan Party or any Subsidiary a final judgment or order for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not covered by independent third‑party insurance as to which the insurer has been notified of such judgment or order and does not deny or fail to confirm coverage) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) consecutive days; provided, that with respect to the Brazilian litigation matter disclosed to the Lenders prior to the Closing Date, any judgement arising from such matter shall not count towards the Threshold Amount calculation to the extent of the lesser of (x) the amount actually maintained as a reserve on the books of the Loan Parties and (y) $6,000,0000; or

(j)        ERISA.  (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or would reasonably be expected to result in liability of any Loan Party under Title IV of ERISA in an aggregate amount which would reasonably be expected to exceed the Threshold Amount, (ii) any Loan Party, any Subsidiary or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its Withdrawal Liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount which would reasonably be expected to exceed the Threshold Amount, or (iii) any Loan Party, any Subsidiary or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is in reorganization or is being terminated, within the meaning of Title IV of ERISA, and as a result of such reorganization or termination the aggregate annual contributions of the Loan Parties, the Subsidiaries and the ERISA Affiliates to all Multiemployer Plans that are then in reorganization or being terminated have been or will be increased over the amounts contributed to such Multiemployer Plans for the plan years of such Multiemployer Plans immediately preceding the plan year in which such reorganization or termination occurs by an aggregate amount which would reasonably be expected to exceed the Threshold Amount; or

(k)        Invalidity of Loan Documents.  Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or the satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party contests in any manner the validity or enforceability of any provision of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document (other than as a result of repayment in full of the Obligations and termination of the Aggregate Commitments), purports to revoke or rescind any Loan Document or asserts that any Collateral Document is invalid or unenforceable; or

(l)           Change of Control; Structure.  There occurs any Change of Control; or

(m)       Liens.  Any Collateral Document shall in any material respect for any reason cease to create a valid and perfected Lien (having the priorities specified therein and, with respect to any UK Loan Party, subject to Legal Reservations and Perfection Requirements) on and security interest in a material portion of the Collateral; or

(n)         Dissolution or Liquidation.  Any Loan Party voluntarily or involuntarily dissolves or is dissolved, liquidates or is liquidated or files a motion with a bankruptcy court seeking authorization to dissolve or liquidate other than as provided in Section 7.04; or

(o)         Failure to Conduct Business.  If any Loan Party is enjoined, restrained or in any material way prevented by court order from continuing to conduct all or any material part of its business affairs or any Loan Party or any of their respective Subsidiaries’ cessation of all or any material part of its business operations (other than in connection with a sale of assets permitted by the Loan Documents or otherwise consented to by the Required Lenders); or

(p)          Independent Directors.  With respect to the board of directors of the Parent, the independent directors no longer constitute the number of independent directors required by the SEC or other applicable market.

Section 8.02        Remedies Upon Event of Default.  xiii)  If any Event of Default occurs and is continuing, subject to Article 9 of this Agreement, the Administrative Agent:

(i)       may, and at the request of the Required Revolving Lenders or Required Lenders, shall declare the Revolving Credit Commitments of each Revolving Lender to make Revolving Loans to be terminated, whereupon such Revolving Credit Commitments shall be terminated;

(ii)        may, and at the request of the Required Lenders shall, declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(iii)         may, and at the request of the Required Lenders shall, set-off against any outstanding Obligations amounts held for the account of the Loan Parties as cash collateral or in the accounts of any Loan Party maintained by or with the Administrative Agent, any Lender or their respective Affiliates; and

(iv)        may, and at the request of the Required Lenders shall, take any action or exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents or applicable Law; provided, that notwithstanding the foregoing, upon the occurrence of an Event of Default under Section 8.01(f), all Commitments shall be automatically terminated and all Obligations shall automatically become due and payable.

(b)       If an Event of Default has occurred and is continuing (and to the extent permitted under applicable law):  (i) the Administrative Agent shall have for the benefit the Secured Parties, in addition to all other rights of the Administrative Agent and the Lenders, the rights and remedies of a secured party under the Uniform Commercial Code; (ii) the Administrative Agent may, at any time, take possession of the Collateral and keep it on any Loan Party’s premises, at no cost (including any charge pursuant to Section 506(c) of the Bankruptcy Code) to the Administrative Agent or any Lender, or remove any part of it to such other place or places as the Administrative Agent may desire, or the Borrower shall, upon the Administrative Agent’s demand, at the Borrower’s cost, assemble the Collateral and make it available to the Administrative Agent at a place or places reasonably convenient to the Administrative Agent; and (iii) the Administrative Agent may sell and deliver any Collateral at public or private sales, for cash, upon credit or otherwise, at such prices and upon such terms as the Administrative Agent deems advisable at the direction of the Required Lenders, and may, if the Administrative Agent at the direction of the Required Lenders deems it reasonable, postpone or adjourn any sale of the Collateral by an announcement at the time and place of sale or of such postponed or adjourned sale without giving a new notice of sale.  Without in any way requiring notice to be given in the following manner, the Loan Parties agree that any notice by the Administrative Agent of sale, disposition or other intended action hereunder or in connection herewith, whether required by the Uniform Commercial Code or otherwise, shall constitute reasonable notice to the Loan Parties if such notice is mailed by registered or certified mail, return receipt requested, postage prepaid, or is delivered personally against receipt to the Borrower, at least ten (10) Business Days prior to such action to the Borrower’s address specified herein.  If any Collateral is sold on terms other than payment in full at the time of sale, no credit shall be given against the Obligations until the Administrative Agent or the Lenders receive payment, and if the buyer defaults in payment, the Administrative Agent may resell the Collateral without further notice to the Loan Parties.  In the event the Administrative Agent seeks to take possession of all or any portion of the Collateral by judicial process, the Loan Parties irrevocably waives:  (A) the posting of any bond, surety or security with respect thereto which might otherwise be required; (B) any demand for possession prior to the commencement of any suit or action to recover the Collateral; and (C) any requirement that the Administrative Agent retain possession and not dispose of any Collateral until after trial or final judgment.  The Loan Parties agree that the Administrative Agent has no obligation to preserve rights to the Collateral or marshal any Collateral for the benefit of any Person.  The Administrative Agent is hereby granted a license or other right to use, without charge, but subject to the terms of the of licenses to the Loan Parties with respect to Intellectual Property licensed to the Loan Parties, the Loan Parties’ Intellectual Property and advertising matter, or any similar property, in completing production of, advertising or selling any Collateral,  provided, that such licenses to be granted hereunder with respect to  trademarks and service marks shall be subject to the maintenance of quality standards with respect to the goods and services on which such trademarks and service marks are used sufficient to preserve the validity and enforceability of such trademark and service marks and the applicable Loan Party’s rights under all licenses and all franchise agreements shall inure to the Administrative Agent’s benefit for such purpose.  The proceeds of sale shall be applied first to all expenses of sale, including attorneys’ fees, and then to the Obligations in accordance with Section 2.14(g).

ARTICLE IX

ADMINISTRATIVE AGENT AND OTHER AGENTS

Section 9.01      Appointment and Authorization.  xiv) Each Lender hereby irrevocably appoints, designates and authorizes the Administrative Agent to take such action on its behalf under the provisions of this Agreement and each other Loan Document and to exercise such powers and perform such duties as are expressly delegated to it by the terms of this Agreement or any other Loan Document, together with such powers as are reasonably incidental thereto.  Notwithstanding any provision to the contrary contained in this Agreement or in any other Loan Document, the Administrative Agent shall have no duties or responsibilities, except those expressly set forth herein, nor shall the Administrative Agent have or be deemed to have any fiduciary relationship with any Lender or Participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.  Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law.  Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

Notwithstanding any provision contained in this Agreement providing for any action in the Administrative Agent’s reasonable discretion or approval of any action or matter in the Administrative Agent’s reasonable satisfaction, the Administrative Agent shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents) which may be delivered by electronic transmission (including e-mail by such Lenders or counsel to the Required Lenders (which on the date hereof is Latham & Watkins LLP); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable Law and shall, in the Administrative Agent’s sole discretion, be accompanied by indemnity or security satisfactory to the Administrative Agent and subject to the indemnification set forth in Section 9.07.  The Administrative Agent shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower, any other Loan Party or any of their respective Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any other Agent‑Related Person in any capacity.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

(b)         The Administrative Agent shall also act as the “collateral agent” under the Loan Documents, and each of the Lenders (in its capacity as a Lender) hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of (and to hold any security interest, charge or other Lien created by the Collateral Documents for and on behalf of or on trust for) such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto.  In this connection, the Administrative Agent, as “collateral agent” (and any co‑agents, sub‑agents and attorneys‑in‑fact appointed by the Administrative Agent pursuant to Section 9.02 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX (including Section 9.07, as though such co‑agents, sub‑agents and attorneys‑in‑fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto.

Section 9.02        Delegation of Duties.  The Administrative Agent may execute any of its duties under this Agreement or any other Loan Document (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents or of exercising any rights and remedies thereunder) by or through Affiliates, agents, employees or attorneys‑in‑fact, such sub‑agents as shall be deemed necessary by the Administrative Agent, and shall be entitled to advice of counsel, both internal and external, and other consultants or experts concerning all matters pertaining to such duties.  The Administrative Agent shall not be responsible for the negligence or misconduct of any agent or sub‑agent or attorney‑in‑fact that it selects in the absence of gross negligence or willful misconduct as determined by a final nonappealable judgment of a court of competent jurisdiction.

Section 9.03       Liability of the Administrative Agent.  No Agent‑Related Person shall (a) be liable to any Lender for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct, as determined by the final nonappealable judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender or Participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by any Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or the perfection or priority of any Lien or security interest created or purported to be created under the Collateral Documents, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder. No Agent‑Related Person shall be under any obligation to any Lender or Participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof. The Administrative Agent shall not be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Administrative Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.  In no event shall the Administrative Agent be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, future changes in applicable law or regulation, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Administrative Agent shall use reasonable efforts consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 9.04       Reliance by the Administrative Agent.  xv) The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram or telephone message, electronic mail message, statement or other document or conversation believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by the Administrative Agent.  The Administrative Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.  The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b)       For purposes of determining compliance with the conditions specified in Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

Section 9.05         Notice of Default.  The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to the Administrative Agent for the account of the Lenders, unless the Administrative Agent shall have received written notice from a Lender or the Borrower referring to this Agreement, describing such Default and stating that such notice is a “notice of default”.  The Administrative Agent will promptly notify the Lenders of its receipt of any such notice.  The Administrative Agent shall take such action with respect to any Event of Default as may be directed by the Required Lenders in accordance with Article VIII; provided that unless and until the Administrative Agent has received any such direction, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable or in the best interest of the Lenders.

Section 9.06        Credit Decision; Disclosure of Information the Agents.  Each Lender acknowledges that no Agent‑Related Person has made any representation or warranty to it, and that no act by the Administrative Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent‑Related Person to any Lender as to any matter, including whether Agent‑Related Persons have disclosed material information in their possession.  Each Lender represents to the Administrative Agent that it has, independently and without reliance upon any Agent‑Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent‑Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent herein, the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent‑Related Person.

Section 9.07       Indemnification of the Administrative Agent.  Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand each Agent‑Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent‑Related Person from and against any and all Indemnified Liabilities to the extent incurred by it; provided that no Lender shall be liable for the payment to any Agent‑Related Person of any portion of such Indemnified Liabilities to the extent resulting from such Agent‑Related Person’s own gross negligence or willful misconduct, as determined by the final non‑appealable judgment of a court of competent jurisdiction; provided that no action taken in accordance with the directions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Loan Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 9.07.  In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.07 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person.  Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent upon demand for its ratable share of any costs or out‑of‑pocket expenses (including Attorney Costs) incurred by the Administrative Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent is not reimbursed for such expenses by or on behalf of the Borrower; provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto, if any.  The undertaking in this Section 9.07 shall survive termination of the Aggregate Commitments, the payment of all other Obligations and the resignation or removal of the Administrative Agent.

Section 9.08        The Administrative Agent in its Individual Capacity.  The Administrative Agent and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though the Administrative Agent were not the Administrative Agent hereunder and without notice to or consent of the Lenders.  The Lenders acknowledge that, pursuant to such activities, the Administrative Agent or its Affiliates may receive information regarding any Loan Party or any Affiliate of a Loan Party (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that the Administrative Agent shall not be under any obligation to provide such information to them.  With respect to its Loans, the Administrative Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not the Administrative Agent, and the terms “Lender” and “Lenders” include Cantor Fitzgerald Securities in its individual capacity.

Section 9.09      Successor Agents.  Any Agent may resign upon thirty (30) days’ notice to the Lenders and the Borrower. If the Revolver Agent is a Defaulting Lender or an Affiliate of a Defaulting Lender, either the Required Revolving Lenders or the Borrower may, upon ten days’ notice, remove the Administrative Agent. If the Administrative Agent resigns under this Agreement, the Required Lenders shall appoint a successor agent for the Lenders.  If the Revolver Agent delivers any such notice, the Required Revolving Lenders shall have the right, in consultation with Borrower, to appoint a successor Revolver Agent.  If, after 30 days after the date of the retiring Agent’s notice of resignation, no successor Agent has been appointed by the Required Lenders or Required Revolving Lenders, as applicable, that has accepted such appointment, then the retiring Agent may, on behalf of the Lenders, appoint a successor Administrative Agent or the Revolver Agent, as applicable, from among the Lenders.  Upon the acceptance of its appointment as successor agent hereunder, the Person acting as such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and the term “Administrative Agent” or “Revolver Agent”, as applicable, shall mean such successor agent and the retiring Agent’s appointment, powers and duties as the Administrative Agent or Revolver Agent, as applicable, shall be terminated.  After the retiring Agent’s resignation hereunder as the Administrative Agent, or Revolver Agent, as applicable, the provisions of this Article IX and Section 10.04 and Section 10.05 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Administrative Agent or Revolver Agent under this Agreement.  If no successor agent has accepted appointment as the Administrative Agent or Revolver Agent, as applicable, by the date which is thirty (30) days following the retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Administrative Agent or Revolver Agent, as applicable, hereunder until such time, if any, as the Required Lenders or Required Revolving Lenders, as applicable, appoint a successor agent as provided for above.  Lenders assuming the role of Administrative Agent as specified in the immediately preceding sentence shall assume the rights and obligations of the Administrative Agent (including the indemnification provisions set forth in Section 9.07) as if each such Lender were the Administrative Agent.  Upon the acceptance of any appointment as the Administrative Agent or Revolver Agent hereunder by a successor and upon the execution and filing or recording of such financing statements, or amendments thereto, and such amendments or supplements to the Mortgages, and such other instruments or notices, as may be necessary or desirable, or as the Required Lenders or Required Revolving Lenders, as applicable, may reasonably request, in order to continue the perfection of the Liens granted or purported to be granted by the Collateral Documents, the successor Agent shall thereupon succeed to and become vested with all the rights, powers, discretion, privileges, and duties of the applicable retiring Agent, and the retiring Agent shall be discharged from its duties and obligations under the Loan Documents.

Section 9.10        Administrative Agent May File Proofs of Claim.  The Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)         to file and prove an administrative claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Section 2.11 and Section 10.04 or otherwise hereunder) allowed in an applicable proceeding; and

(b)          to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and

(c)        any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due to the Administrative Agent under Section 2.05 and Section 10.04 or otherwise hereunder.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 9.11         Release of Collateral and Guarantee.  The Lenders irrevocably agree and authorize the Administrative Agent:

(a)        to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Aggregate Commitments and payment in full in cash of all Obligations (other than (A) contingent indemnification obligations not yet accrued and payable and (B) any other obligation (including a guarantee) that is contingent in nature) (the date upon which the conditions in this Section 9.11(a)(i) shall have been satisfied, the “Termination Date”), (ii) upon any permitted sale, lease, transfer or other disposition of any item of Collateral of any Loan Party (including, without limitation, as a result of the sale, in accordance with the terms of the Loan Documents, of the Loan Party that owns such Collateral) in accordance with the terms of the Loan Documents, (iii) subject to Section 10.01, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders or all Lenders, as applicable or (iv) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under the Guarantee and Collateral Agreement pursuant to clause (b) below; and

(b)         in the case of any Subsidiary, such Person ceasing to be subject to Section 6.11 as a result of a transaction permitted hereunder (as certified by a Responsible Officer) and the Borrower notifying the Administrative Agent in writing that it wishes such Guarantor to be released from its obligations under the Guarantee and Collateral Agreement.

The Administrative Agent will, at the Borrower’s expense, execute and deliver to such Loan Party such documents as such Loan Party may reasonably request to evidence the release of Collateral pursuant to this Section 9.11 from the assignment and security interest granted under the Collateral Documents (or the release of the Guarantor from its Guarantee Obligations in respect of the Obligations) in accordance with the terms of the Loan Documents (provided that the Borrower shall have delivered to the Administrative Agent a certificate of a Responsible Officer certifying that such transaction has been consummated in compliance with the Loan Documents and the execution and delivery of such documents are authorized and permitted under the Loan Documents, and the Administrative Agent may conclusively rely on such certification without further inquiry).  Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release its interest in particular types or items of property in accordance with this Section 9.11.  Anything to the contrary contained herein or in any Loan Document notwithstanding, the Liens of the Administrative Agent shall not be required to extend, and shall not extend, to any priority review voucher and the Administrative Agent and the Administrative Agent shall promptly release any Lien it may acquire on any priority review voucher.

Section 9.12      Other Agents; Arrangers and Managers.  None of the Lenders shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than those applicable to all Lenders as such.  Without limiting the foregoing, none of the Lenders shall have or be deemed to have any fiduciary relationship with any other Lender.  Each Lender acknowledges that it has not relied, and will not rely, on any of the other Lenders in deciding to enter into this Agreement or in taking or not taking action hereunder.

Section 9.13        Appointment of Supplemental Administrative Agent.  xvi) It is the purpose of this Agreement and the other Loan Documents that there shall be no violation of any Law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction.  It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent deems in its reasonable discretion that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be desirable or necessary in connection therewith, the Administrative Agent is hereby authorized to appoint an additional individual or institution selected by the Administrative Agent in its sole discretion as a separate trustee, co‑trustee, administrative agent, collateral agent, administrative sub‑agent or administrative co‑agent (any such additional individual or institution being referred to herein individually as a “Supplemental Administrative Agent” and collectively as “Supplemental Administrative Agents”).

(b)         In the event that the Administrative Agent appoints a Supplemental Administrative Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Administrative Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Administrative Agent to the extent, and only to the extent, necessary to enable such Supplemental Administrative Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Loan Documents and necessary to the exercise or performance thereof by such Supplemental Administrative Agent shall run to and be enforceable by either the Administrative Agent or such Supplemental Administrative Agent, and (ii) the provisions of this Article IX and of Section 10.04 and Section 10.05 that refer to the Administrative Agent shall inure to the benefit of such Supplemental Administrative Agent and all references therein to the Administrative Agent shall be deemed to be references to the Administrative Agent and/or such Supplemental Administrative Agent, as the context may require.

(c)         Should any instrument in writing from any Loan Party be required by any Supplemental Administrative Agent so appointed by the Administrative Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by the Administrative Agent.  In case any Supplemental Administrative Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent until the appointment of a new Supplemental Administrative Agent.

Section 9.14         Erroneous Payments.

(a)        Each Lender hereby agrees that (i) if the Administrative Agent notifies such Lender (such notice, an “Erroneous Payment Notice”) that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates within the preceding one hundred twenty (120) day period were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Lender (whether or not known to such Lender)  (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Lender shall promptly, but in no event later than three (3) Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect and (ii) to the extent permitted by applicable law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including, without limitation, waiver of any defense based on “discharge for value” or any similar theory or doctrine.  A notice of the Administrative Agent to any Lender or any Issuing Lender under this Section 9.14(a) shall be conclusive, absent manifest error.

(b)          Without limiting immediately preceding Section 9.14(a), each Lender hereby further agrees that if it receives a payment from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent, (y) that was not preceded or accompanied by notice of payment, or (z) that such Lender otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each case, if an error has been made each such Lender is deemed to have knowledge of such error at the time of receipt of such Erroneous Payment, and to the extent permitted by applicable law, such Lender shall not assert any right or claim to the Erroneous Payment, and hereby waives, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payments received, including without limitation waiver of any defense based on “discharge for value” or any similar theory or doctrine.  Each Lender agrees that, in each such case, it shall promptly (and, in all events, within one Business Day of its knowledge (or deemed knowledge) of such error) notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in all events no later than three (3) Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.

(c)        The Borrower and each other Loan Party hereby agrees that in the event an Erroneous Payment (or portion thereof) is not recovered from any Lender that has received such Erroneous Payment (or portion thereof) for any reason (and without limiting the Administrative Agent’s rights and remedies under this Section 9.14), the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount.

(d)         In addition to any rights and remedies of the Administrative Agent provided by law, Administrative Agent shall have the right, without prior notice to any Lender, any such notice being expressly waived by such Lender to the extent permitted by applicable law, with respect to any Erroneous Payment for which a demand has been made in accordance with this Section 9.14 and which has not been returned to the Administrative Agent, to set off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final but excluding trust accounts), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by Administrative Agent or any of its Affiliate, branch or agency thereof to or for the credit or the account of such Lender.  Administrative Agent agrees promptly to notify the Lender after any such setoff and application made by Administrative Agent; provided, that the failure to give such notice shall not affect the validity of such setoff and application.

(e)          Each party’s obligations under this Section 9.14 shall survive the resignation or replacement of the Administrative Agent, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Loan Document.

Section 9.15     Credit Bidding etc.  To the extent permitted by law, each of the Lenders hereby irrevocably authorizes the Administrative Agent, on behalf of all Secured Parties to take any of the following actions upon the instruction of the Required Lenders (or other requisite Lenders):

(a)         consent to the Disposition of all or any portion of the Collateral free and clear of the Liens securing the Obligations in connection with any such sale or other transfer pursuant to the applicable provisions of the Bankruptcy Code, including Section 363 thereof;

(b)         credit bid all or any portion of the Obligations, or purchase all or any portion of the Collateral (in each case, either directly or through one or more acquisition vehicles), in connection with any Disposition of all or any portion of the Collateral pursuant to the applicable provisions of the Bankruptcy Code, including under Section 363 thereof;

(c)         credit bid all or any portion of the Obligations, or purchase all or any portion of the Collateral (in each case, either directly or through one or more acquisition vehicles), in connection with any Disposition of all or any portion of the Collateral pursuant to the applicable provisions of the UCC, including pursuant to Sections 9-610 or 9-620 of the UCC;

(d)         credit bid all or any portion of the Obligations, or purchase all or any portion of the Collateral (in each case, either directly or through one or more acquisition vehicles), in connection with any foreclosure or other Disposition conducted in accordance with applicable law following the occurrence of an Event of Default, including by power of sale, judicial action or otherwise; and/or

(e)          estimate the amount of any contingent or unliquidated Obligations of such Lender or other Secured Party;

it being understood that no Lender shall be required to fund any amounts in connection with any purchase of all or any portion of the Collateral by the Administrative Agent pursuant to the foregoing clauses (b), (c) or (d) without its prior written consent.

Each Lender and other Secured Party agrees that the Administrative Agent is under no obligation to credit bid any part of the Obligations or to purchase or retain or acquire any portion of the Collateral; provided that, in connection with any credit bid or purchase under clause (b), (c) or (d) of the preceding paragraph, the Obligations owed to all of the Secured Parties (other than with respect to contingent or unliquidated liabilities as set forth in the next succeeding paragraph) shall be entitled to be, and shall be, credit bid by the Administrative Agent on a ratable basis.

With respect to each contingent or unliquidated claim that is a Obligation, the Administrative Agent is hereby authorized, but is not required, to estimate the amount of any such claim for purposes of the credit bid or purchase so long as the fixing or liquidation of such claim would not unduly delay the ability of the Administrative Agent to credit bid the Obligations or purchase the Collateral at such Disposition.  In the event that the Administrative Agent, in its sole and absolute discretion, elects not to estimate any such contingent or unliquidated claim or any such claim cannot be estimated without unduly delaying the ability of the Administrative Agent to credit bid or purchase in accordance with the second preceding paragraph, then those of the contingent or unliquidated claims not so estimated shall be disregarded, shall not be credit bid, and shall not be entitled to any interest in the portion or the entirety of the Collateral purchased by means of such credit bid.

Each Secured Party whose Obligations are credit bid under clauses (b), (c) or (d) of the third preceding paragraph shall be entitled to receive interests in the Collateral or other asset or assets acquired in connection with such credit bid (or in the Equity Interests of the acquisition vehicle or vehicles that are used to consummate such acquisition) on a ratable basis in accordance with the percentage obtained by dividing (x) the amount of the Obligations of such Secured Party that were credit bid in such credit bid or other Disposition, by (y) the aggregate amount of all Obligations that were credit bid in such credit bid or other Disposition.

ARTICLE X

MISCELLANEOUS

Section 10.01      Amendments, Etc. No amendment or waiver of any provision of this Agreement or any Loan Document, nor consent to any departure by any Loan Party therefrom, shall in any event be effective unless the same shall be in writing and signed by the Required Lenders, the Borrower and the Loan Parties party to such Loan Document, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that:

(a)         no amendment, waiver or consent shall, unless in writing and signed by all of the Lenders, do any of the following at any time:

(i)         change the number of Lenders or the percentage of (x) the Commitments or (y) the aggregate unpaid principal amount of Loans that, in each case, shall be required for the Lenders or any of them to take any action hereunder (including pursuant to any change to the definition of “Required Lenders”),

(ii)         release one or more Guarantors (or otherwise limit such Guarantors’ liability with respect to the Obligations owing to the Administrative Agent and the Lenders under the Guarantee and Collateral Agreement), if such release or limitation is in respect of all or substantially all of the value represented by the Guarantee and Collateral Agreement to the Lenders,

(iii)        release the Administrative Agent’s Liens in, all or substantially all of the Collateral in any transaction or series of related transactions (other than as expressly permitted herein),

(iv)         amend any provision of this Section 10.01,

(v)        subordinate (x) the Obligations in right of payment to the prior payment of any other Indebtedness of the Loan Parties (other than any Acceptable DIP Financing that is consented to in writing by both the Required Lenders and the Required Revolving Lenders ), or (y) the Liens on any Collateral securing the Obligations to any other Lien on any Collateral securing any other Indebtedness or other obligations of the Loan Parties (other than any Acceptable DIP Financing that is consented to in writing by both the Required Lenders and the Required Revolving Lenders and except as otherwise expressly set forth in Article VII as in effect on the date hereof or as amended with the consent of both the Required Lenders and the Required Revolving Lenders),

(b)         no amendment, waiver or consent shall, unless in writing and signed by each Lender specified below for such amendment, waiver or consent:

(i)           increase the Commitments of a Lender without the consent of such Lender;

(ii)          reduce the principal of, or stated rate of interest on, the Loans owed to a Lender or any fees or other amounts stated to be payable hereunder or under the other Loan Documents to such Lender without the consent of such Lender; provided if the Required Lenders (and the Required Revolving Lenders to the extent required under clause (vii) below) agree to waive, or forbear from exercising remedies with respect to, any Event of Default and such waiver or forbearance is effective in accordance with this Section 10.01 then only the consent of the Required Lenders (and the Required Revolving Lenders to the extent required under clause (vii) below) shall be necessary to waive any obligation of the Borrower to pay interest at the Default Rate in connection with such Event of Default; or

(iii)       postpone any date scheduled for any payment of principal of, or interest on, the Loans pursuant to Section 2.03 or Section 2.04, any date scheduled for payment or for any date fixed for any payment of fees hereunder in each case payable to a Lender without the consent of such Lender; or

(iv)       modify Sections 2.08(b), 2.14(g), 2.15 or the definition of Waterfall Trigger Event in any manner that adversely affects the Lenders without the consent of each Lender directly and adversely affected thereby; or

(v)          modify Section 2.09 without the consent of each Lender directly and adversely affected thereby;

(vi)         change the definition of “Required Revolving Lenders” without the prior written consent of each Revolving Lender;

(vii)       solely with the consent of the Required Revolving Lenders and the Required Lenders (and, to the extent involving the Swingline Loans, the Swingline Lender), any such agreement may amend, modify or waive any term relating to the Revolving Loans and the Swingline Loans; provided that without limiting this clause (vii), no such agreement, without the consent of the Required Revolving Lenders (and, to the extent involving the Swingline Loans, the Swingline Lender), shall (A) amend or waive any provision of (including defined terms therein which pertain to Revolving Credit Commitments) Sections 2.01 (as it pertains to the Revolving Loans), 2.02 (as it pertains to the Revolving Loans and the Swingline Loans), 2.03 (as it pertains to the Revolving Loans), 2.04 (as it pertains to the Revolving Loans and the Swingline Loans), 2.05 (as it pertains to the Revolving Loans), 2.07 (as it pertains to the Revolving Loans), 2.07(b), (c) or (d) (as it pertains to the Revolving Loans), 2.08 (as it pertains to the Revolving Loans and Swingline Loans), 2.10 (as it pertains to the Revolving Loans), 2.11(c), 2.19, 2.20, 3.02, 6.12 (as it pertains to the use of proceeds of Revolving Loans), 9.11, 9.15, 10.01 (as it pertains to amendments, waivers or modifications of the Administrative Agent’s or Revolver Agent’s rights to take action on behalf of the Revolving Lenders), 10.07(h) and Article 8 (as it pertains to the right of Required Revolving Lenders to terminate Revolving Credit Commitments), including, for the avoidance of doubt, the defined term Minimum Revolver Balance and any other defined term used in such Sections, to the extent relating to the Revolving Loans or the Swingline Loans, as applicable, (B) amend, modify or waive compliance with the conditions precedent to the obligations of any Revolving Lender or Swingline Lender to make any Revolving Loan or Swingline Loan in Section 4.02, (C) amend modify or terminate any provision set forth in Section 4.02 or waive any Default or Event of Default for the sole purpose of satisfying the conditions precedent to the obligations of Revolving Lenders or Swingline Lender to make any Revolving Loans or Swingline Loans in Section 4.02, (D) change the definition of “Change of Control” or waive (including, for the avoidance of doubt, by forbearance with respect to) any Default or Event of Default under or pursuant to Section 8.01(l), (E) amend, waive or otherwise modify (or consent to any departure from including any waiver of a Default or Event of Default arising from a breach of) Section 7.20 and/or the definition of Consolidated Revenue, Computation Period, and/or any other component definition used in any of the foregoing if the effect of any such amendment, waiver, modification or consent (together with each other amendment, waiver, consent or modification made in respect thereof without the consent of the Required Revolving Lenders) is to loosen (or have the effect of loosening) the covenant levels or any of them set forth in Sections 7.20 by more than ten percent (10%) on a cumulative basis for any particular covenant level or (F) amend, waive or otherwise modify (or consent to any departure from including any waiver of a Default or Event of Default arising from a breach of) Section 7.21 and/or the definition of Liquidity Amount or any component definition used therein if the effect of any such amendment, waiver, modification or consent (together with each other amendment, waiver, consent or modification made in respect thereof without the consent of the Required Revolving Lenders) is to loosen (or have the effect of loosening) the covenant levels or any of them set forth in Section 7.21; or (G) amend, waive or otherwise modify (or consent to any departure from including any waiver of a Default or Event of Default arising from a breach of) any of (1) Section 6.01(a) (delivery of quarterly and annual financials), solely to the extent such financial statements are not delivered to the Administrative Agent for delivery to each Lender within 20 days following the date such financial statements were required to be delivered pursuant to Section 6.01(a), (2) Sections 7.01 (liens), Section 7.02 (investments), Section 7.03 (indebtedness), Section 7.05 (dispositions) or Section 7.06 (restricted payments), (3) Section 8.01(c) arising from the failure of the Borrower or any other Loan Party to observe or perform its obligations under Section 6.18 (conduct of business); (4) Section 8.01(f) (insolvency proceedings); (5) Section 8.01(g) (UK insolvency proceedings); (6) Section 8.01(i) (judgment default); (7) Section 8.01(m) (liens); or (8) Section 8.01(n) (dissolution or liquidation); and

(viii)      no such agreement shall adversely affect the payment priority of the Swingline Lender under the Loan Documents without the prior written consent of the Swingline Lender;

provided further that no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent, Revolver Agent or Swingline Lender in addition to the Lenders required above to take such action, affect the rights or duties of the Administrative Agent, Revolver Agent or Swingline Lender under this Agreement or the other Loan Documents.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except amendments, waivers and consents requiring the consent of all Lenders or all affected Lenders pursuant to Section 10.01(a) and (b) above which affects such Defaulting Lender disproportionately and adversely relative to other affected Lenders; provided that the Commitment of any Defaulting Lender may not be increased or extended without its consent.

Section 10.02     Notices and Other Communications and Electronic Copies.  xvii)  General.  Unless otherwise expressly provided herein, all notices and other communications provided for hereunder or under any other Loan Document shall be in writing  (and, as to service of process, only in writing and in accordance with applicable law) and, to the extent set forth in Section 10.02(e), in an electronic medium and delivered as set forth in Section 10.02(e).  All such written notices shall be mailed, faxed or delivered to the applicable address or electronic mail address, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)           if to any Loan Party:

c/o Amryt Pharma plc
45 Mespil Road,
Dublin 4, Ireland
Attention:          Rory Nealon
 John McEvoy
Telephone: +353 1518 0200
Email:    rory.nealon@amrytpharma.com
john.mcevoy@armrytpharma.com

With a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention:           William Sorabella, Esq.
  J. Eric Wise, Esq

(ii)         if to the Administrative Agent, to the address, electronic mail address or telephone number specified for such Person on Schedule 10.02 or to such other address, electronic mail address or telephone number as shall be designated by such party in a notice to the other parties from time to time; and

(iii)       if to any other Lender, to the address or electronic mail address specified in its Administrative Questionnaire or to such other address, electronic mail address or telephone number as shall be designated by such party in a written notice to the Borrower and the Administrative Agent.

All such notices and other communications shall be deemed to be given or made upon the earlier to occur of (i) actual receipt by the relevant party hereto and (ii) (A) if delivered by hand or by courier, when signed for by or on behalf of the relevant party hereto; (B) if delivered by mail, ten (10) Business Days after deposit in the mails, postage prepaid; and (C) if delivered by electronic mail (which form of delivery is subject to the provisions of Section 10.02(b)), when delivered; provided that notices and other communications to the Borrower and the Administrative Agent pursuant to Article II shall not be effective until actually received by such Person during the Person’s normal business hours.  In no event shall a voice mail message be effective as a notice, communication or confirmation hereunder.

(b)      Effectiveness of Documents and Signatures.  Loan Documents may be transmitted and/or signed by other electronic transmission (including a .pdf or .tif copy); provided that original copies are delivered promptly thereafter (it being understood that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by electronic transmission).

(c)         Reliance by the Administrative Agent and Lenders.  The Administrative Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices) in good faith given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, varied from any confirmation thereof.  The Borrower shall indemnify each Agent‑Related Person and each Lender from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice given by or on behalf of the Borrower in the absence of gross negligence or willful misconduct by such Agent-Related Person or such Lender as determined by a final non-appealable judgment.

(d)          Notice to other Loan Parties.  The Borrower agrees that notices to be given to any other Loan Party under this Agreement or any other Loan Document may be given to the Borrower in accordance with the provisions of this Section 10.02 with the same effect as if given to such other Loan Party in accordance with the terms hereunder or thereunder.

(e)         The Borrower hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) relates to a request for a new Loan, (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Loan hereunder (all such non‑excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format acceptable to the Administrative Agent to an electronic mail address specified by the Administrative Agent to the Borrower.  In addition, the Borrower agrees to continue to provide the Communications to the Administrative Agent in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.  The Borrower further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on IntraLinks or a substantially similar electronic transmission system (the “Platform”).

(f)         THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.”  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON‑INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM.  IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, REVOLVER AGENT OR ANY OF THEIR AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, “AGENT PARTIES”) HAVE ANY LIABILITY TO THE BORROWER, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING, WITHOUT LIMITATION, DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE BORROWER’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE PLATFORM, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON‑APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(g)      The Administrative Agent agrees that the receipt in accordance with Section 10.02 of the Communications by the Administrative Agent at its e‑mail address set forth on Schedule 10.02 shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents.  Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents.  Each Lender agrees (i) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e‑mail address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such e‑mail address.  Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

(h)        Each Loan Party hereby acknowledges that certain of the Lenders may be “public‑side” Lenders (i.e., Lenders that do not wish to receive material non‑public information with respect to any Loan Party or its securities) (each, a “Public Lender”).  Each Loan Party hereby agrees that (i) Communications that are to be made available on the Platform to Public Lenders who notify the Borrower and the Administrative Agent of such Lender’s status as a Public Lender shall be clearly and conspicuously marked by such Loan Party as “PUBLIC,” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (ii) by marking Communications “PUBLIC,” each Loan Party shall be deemed to have authorized the Administrative Agent and the Lenders to treat such Communications as either publicly available information or not material information (although it may contain sensitive business information and remains subject to the confidentiality undertakings of Section 10.08) with respect to such Loan Party or its securities for purposes of United States Federal and state securities laws, (iii) all Communications marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information,” and (iv) the Administrative Agent shall be entitled to treat any Communications that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

(i)          EACH LENDER ACKNOWLEDGES THAT UNITED STATES FEDERAL AND STATE SECURITIES LAWS PROHIBIT ANY PERSON WITH MATERIAL, NON‑PUBLIC INFORMATION ABOUT AN ISSUER FROM PURCHASING OR SELLING SECURITIES OF SUCH ISSUER OR, SUBJECT TO CERTAIN LIMITED EXCEPTIONS, FROM COMMUNICATING SUCH INFORMATION TO ANY OTHER PERSON.  EACH LENDER AGREES TO COMPLY WITH APPLICABLE LAW AND ITS RESPECTIVE CONTRACTUAL OBLIGATIONS WITH RESPECT TO CONFIDENTIAL AND MATERIAL NON‑PUBLIC INFORMATION.  Each Lender that is not a Public Lender confirms to the Administrative Agent that such Lender has adopted and will maintain internal policies and procedures reasonably designed to permit such Lender to take delivery of Restricting Information (as defined below) and maintain its compliance with applicable law and its respective contractual obligations with respect to confidential and material non‑public information.  A Public Lender may elect not to receive Communications and Information that contains material non‑public information with respect to the Loan Parties or their securities (such Communications and Information, collectively, “Restricting Information”), in which case it will identify itself to the Administrative Agent as a Public Lender.  Such Public Lender shall not take delivery of Restricting Information and shall not participate in conversations or other interactions with the Agent Parties, any Lender or any Loan Party in which Restricting Information may be discussed.  No Agent Party, however, shall by making any Communications and Information (including Restricting Information) available to a Lender (including any Public Lender), by participating in any conversations or other interactions with a Lender (including any Public Lender) or otherwise, be responsible or liable in any way for any decision a Lender (including any Public Lender) may make to limit or to not limit its access to the Communications and Information.  In particular, no Agent Party shall have, and the Administrative Agent, on behalf of all Agent Parties, hereby disclaims, any duty to ascertain or inquire as to whether or not a Lender (including any Public Lender) has elected to receive Restricting Information, such Lender’s policies or procedures regarding the safeguarding of material nonpublic information or such Lender’s compliance with applicable laws related thereto.  Each Public Lender acknowledges that circumstances may arise that require it to refer to Communications and Information that might contain Restricting Information.  Accordingly, each Public Lender agrees that it will nominate at least one designee to receive Communications and Information (including Restricting Information) on its behalf and identify such designee (including such designee’s contact information) on such Public Lender’s Administrative Questionnaire.  Each Public Lender agrees to notify the Administrative Agent in writing from time to time of such Public Lender’s designee’s address to which notice of the availability of Restricting Information may be sent.  Each Public Lender confirms to the Administrative Agent and the Lenders that are not Public Lenders that such Public Lender understands and agrees that the Administrative Agent and such other Lenders may have access to Restricting Information that is not available to such Public Lender and that such Public Lender has elected to make its decision to enter into this Agreement and to take or not take action under or based upon this Agreement, any other Loan Document or related agreement knowing that, so long as such Person remains a Public Lender, it does not and will not be provided access to such Restricting Information.  Nothing in this Section 10.02(i) shall modify or limit a Lender’s (including any Public Lender) obligations under Section 10.08 with regard to Communications and Information and the maintenance of the confidentiality of or other treatment of Communications or Information.

Section 10.03       No Waiver; Cumulative Remedies.  No failure by any Lender or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Section 10.04     Costs and Expenses.  The Borrower agrees (a) to pay or reimburse the Administrative Agent and Lenders for all reasonable and documented out‑of‑pocket costs and expenses incurred after the Closing Date in connection with the administration of this Agreement and the other Loan Documents, and any amendment, waiver, consent or other modification of the provisions hereof and thereof requested by the Borrower or negotiated in consultation with Borrower (in each case, whether or not the transactions contemplated thereby are consummated), including all Attorney Costs, (b) to pay or reimburse the Administrative Agent, Revolver Agent and each Lender for all reasonable and documented out‑of‑pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all Attorney Costs and other costs and expenses incurred in connection with any workout or restructuring in respect of the Loans and all such costs and expenses incurred during any legal proceeding and (c) without limiting the generality of the foregoing, to pay all reasonable and documented out-of-pocket fees and expenses of any financial advisory, appraisers or accounting firm retained by or for the benefit of the Administrative Agent, Revolver Agent or Lenders or by Latham & Watkins LLP, as counsel to the Lenders.  The foregoing costs and expenses shall include all reasonable search, filing, recording and title insurance charges and fees related thereto, and other reasonable and documented out‑of‑pocket expenses incurred by the Administrative Agent.  The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations.  All amounts due under this Section 10.04 shall be paid within ten (10) Business Days of receipt by the Borrower of an invoice relating thereto setting forth such expenses in reasonable detail.  If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it hereunder or under any Loan Document, such amount may be paid on behalf of such Loan Party by the Administrative Agent in its sole discretion.

Section 10.05      Indemnification by the Borrower.  xviii)  Whether or not the transactions contemplated hereby are consummated, the Borrower shall indemnify and hold harmless the Administrative Agent, Revolver Agent, each Agent‑Related Person, each Lender, any financial advisors and/or consultants retained by the Administrative Agent or any Lender and their respective Affiliates, directors, officers, employees, counsel, agents, trustees, management companies (including employees of such management companies), advisors and attorneys‑in‑fact (including without limitation, Latham & Watkins LLP)  (collectively the “Indemnitees”) from and against any and all liabilities, obligations, losses, taxes, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements (including one counsel to the Administrative Agent and a separate counsel to the Lenders, taken as a whole) (and, in the event of any actual conflict of interest, additional counsel to the affected parties) of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any such Indemnitee in any way relating to or arising out of or in connection with (i) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (ii) any Commitment or Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on, at, under or from any property currently or formerly owned or operated by the Borrower, any Subsidiary or any other Loan Party, or any Environmental Liability related to the Borrower, any Subsidiary or any other Loan Party, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding)  (any of the foregoing described in this clause (iv), a “Proceeding”) (all the foregoing described in clauses (i) to (iv), collectively, the “Indemnified Liabilities”), in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee and whether brought by an Indemnitee, a third party or by the Borrower or any other Loan Party or any of the Borrower’s or such Loan Party’s directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto and whether or not any of the transactions contemplated hereby are consummated; provided that such indemnity shall not, as to any Indemnitees, be available to the extent that such liabilities, obligations, losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses or disbursements resulted from the gross negligence or willful misconduct of such Indemnitee or of any affiliate, director, officer, employee, counsel, agent or attorney‑in‑fact of such Indemnitee as determined by a final non‑appealable judgment of a court of competent jurisdiction.  No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through the Platform, nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document.  All amounts due in respect of costs, expenses and disbursements under this Section 10.05 shall be paid within ten (10) Business Days after demand therefor; provided, that each Indemnitee receiving any such reimbursement shall repay such amounts to the relevant Loan Party in the event that such Indemnitee shall not be entitled thereto pursuant to the provisions hereof.  The agreements in this Section 10.05 shall survive the resignation or removal of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.  This Section 10.5(a) shall not apply with respect to Taxes other than any Taxes that represent losses, claims,  damages, etc. arising from any non-Tax claim.  For the avoidance of doubt, in no event shall the Borrower or any Loan Party pay the Lenders or the Administrative Agent for any out of pocket costs or expenses incurred prior to the Closing Date.

(b)        The Borrower shall not be liable for any settlement of any Proceedings effected without its consent (which consent shall not be unreasonably withheld or delayed), but if settled with the Borrower’s consent or if there is a final judgment for the plaintiff in such Proceedings, the Borrower shall indemnify and hold harmless each Indemnitee from and against any Indemnified Liabilities in accordance with the foregoing clause (a).  The Borrower shall not, without the prior written consent of an Indemnitee (which consent shall not be unreasonably withheld or delayed), effect any settlement or consent to the entry of any judgment of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnitee unless (i) such settlement includes an unconditional release of such Indemnitee in form and substance satisfactory to such Indemnitee from all liability on claims that are the subject matter of such Proceedings, (ii) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnitee and (iii) contains customary confidentiality and non-disparagement provisions.

(c)         In the event that an Indemnitee is requested or required to appear as a witness in any action brought by or on behalf of or against the Borrower or any of its Subsidiaries or Affiliates in which such Indemnitee is not named as a defendant, the Borrower shall reimburse such Indemnitee for all reasonable and documented expenses incurred by it in connection with such Indemnitee’s appearing and preparing to appear as such a witness, including without limitation, the reasonable and documented fees and expenses of its legal counsel.

Section 10.06       Payments Set Aside.  To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Effective Rate.

Section 10.07       Successors and Assigns.

(a)         Successors and Assigns Generally.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 10.07(b), (ii) by way of participation in accordance with the provisions of Section 10.07(d), (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.07(e) or (iv) to an SPC in accordance with the provisions of Section 10.07(f) (and any other attempted assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in Section 10.07(d) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)         Assignments by Lenders.  Any Lender may at any time assign to one or more assignees all or a portion of its Commitment and/or the Loans at the time owing to it (and its rights and obligations under this Agreement relating thereto); provided that any such assignment shall be subject to the following conditions:

(i)           Minimum Amounts.

(A)        in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it or contemporaneous assignments to related Approved Funds (determined after giving effect to such assignments) that equal at least the amount specified in paragraph (b)(i)(B) of this Section in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)        in any case not described in paragraph (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date recorded in the Register) shall not be less than $1,000,000 unless the Borrower consents (such consent not to be unreasonably withheld or delayed and shall not be required if an Event of Default exists).

(ii)         Proportionate Amounts.  Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned; provided, that Term Loans and Revolving Loans (including Revolving Commitments) need not be assigned ratably.

(iii)       Required Consents.  Any such assignment shall require the prior written consent of (x) the Administrative Agent; provided, that no consent of the Administrative Agent shall be required for an assignment to another Lender, an Affiliate of a Lender or an Approved Fund, (y) in the case of the Revolving Facility, the Revolver Agent and the Swingline Lender; provided, that no consent of the Revolver Agent or Swingline Lender shall be required for an assignment to another Revolving Lender or  an Affiliate of a Revolving Lender and (z) the Borrower, which consent shall not be unreasonably withheld, conditioned, delayed or burdened (provided, that it shall be deemed to be reasonable for the Borrower not to consent to any assignment to any Disqualified Person or Disqualified Person Controlled Affiliate or to any Person if such assignment would impose increased costs or withholding requirements on the Borrower); provided, however, that (A) no consent of the Borrower shall be required for an assignment to a Lender, to an Affiliate of a Lender, to an Approved Fund or, if an Event of Default has occurred and is continuing, to any other assignee, and (B) the Borrower shall be deemed to have consented to any such assignment unless it objects thereto by written notice delivered to the Administrative Agent within five (5) Business Days after having received notice thereof; and

(iv)        Assignment and Assumption.  The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment.  The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, the tax documentation and any other required “know-your-customer” documentation required pursuant to Section 3.01.

(v)         No Assignment to Certain Persons.  No such assignment shall be made to (A) the Borrower or any of the Borrower’s Affiliates or Subsidiaries or to any Defaulting Lender or (B) unless an Event of Default has occurred and is continuing, to any Disqualified Person or, to the actual knowledge of the assignor, to any Disqualified Person Controlled Affiliate. The Administrative Agent and Revolver Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Persons or Disqualified Person Controlled Affiliates.  Without limiting the generality of the foregoing, the Administrative Agent and Revolver Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any Lender or Participant or prospective Lender or Participant is a Disqualified Person or Disqualified Person Controlled Affiliate  or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, to any Disqualified Person or Disqualified Person Controlled Affiliate.

(vi)        No Assignment to Natural Persons.  No such assignment shall be made to a natural Person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person).

Subject to acceptance and recording thereof by the Administrative Agent pursuant to Section 10.07(c), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.02, 10.04 and 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section.

(c)         Register.  The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at one of the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior written notice.

(d)         Participations.  Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural Person, or the Borrower or any of the Borrower’s Affiliates or Subsidiaries or, unless an Event of Default has occurred and is continuing, any Disqualified Person) (each, a “Participant”) in all or a portion of its Commitment and/or the Loans at the time owing to it (and its rights and obligations under this Agreement relating thereto); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent and Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 9.07 with respect to any payments made by such Lender to its Participant(s).

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or the other Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 10.01(a) or Section 10.01(b) that directly and adversely affects such Participant.  The Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01 and 3.02 (subject to the requirements and limitations therein, including the requirements under Section 3.01(g) (it being understood that the documentation required under Section 3.01(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such Participant shall not be entitled to receive any greater payment under Sections 3.01 or 3.02, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation.  Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 3.04(b) with respect to any Participant.  To the extent permitted by applicable Law, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.09 as though it were a Lender.  Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans, letters of credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.  The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.  For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(e)        Certain Pledges.  Notwithstanding anything to the contrary herein, (a) any Lender shall be permitted to pledge or grant a security interest in all or a portion of such Lender’s rights hereunder including, but not limited to, any Loans (without the consent of, or notice to or any other action by, any other party hereto) to secure the obligations of such Lender or any of its Affiliates to any Person providing any loan, letter of credit or other extension of credit to or for the account of such Lender or any of its Affiliates and any agent, trustee or representative of such Person and (b) the Administrative Agent shall be permitted to pledge or grant a security interest in all or any portion of their respective rights hereunder or under the other Loan Documents, including, but not limited to, rights to payment (without the consent of, or notice to or any other action by, any other party hereto), to secure the obligations of the Administrative Agent or any of its Affiliates to any Person providing any loan, letter of credit to or for the account of the Administrative Agent or any of its Affiliates and any agent, trustee or representative of such Person.

(f)         SPCs.  Notwithstanding anything to the contrary contained herein, any Lender (a ”Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof.  Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrower under this Agreement (including its obligations under Section 3.01 or 3.02), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable and such liability shall remain with the Granting Lender, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder.  The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender.  Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent, assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non‑public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee Obligation or credit or liquidity enhancement to such SPC.

(g)         Notwithstanding anything to the contrary contained herein, (1) any Lender may in accordance with applicable Law create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it and (2) any Lender that is a Fund may create a security interest in all or any portion of the Loans owing to it and the Note, if any, held by it to the trustee for holders of obligations owed, or securities issued, by such Fund as security for such obligations or securities; provided that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.07, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(h)         Each Term Lender and, to the extent its claim arises in connection with a Term Loan, each other Indemnitee and holder of an Obligation of a Loan Party (collectively, the “Term Creditors”) acknowledges and agrees that because of their differing rights in proceeds of the Collateral, the Obligations arising under or in respect of the Term Loans (collectively, the “Term Loan Obligations”) are fundamentally different from the obligations arising under or in respect of the Revolving Loans and the Revolving Loan Commitments (and participations therein) (collectively, the “Revolving Credit Obligations”) and must be separately classified in any plan of reorganization proposed or confirmed in any bankruptcy or insolvency proceeding involving the Borrower or any Guarantor as a debtor.  No Term Creditor shall seek in any such bankruptcy or insolvency proceeding to be treated as part of the same class of creditors as the Revolving Loans and/or the Revolving Credit Commitments (and participations therein), each other Indemnitee and holder of an Obligation of a Loan Party (collectively, the “Revolving Creditors”) or shall oppose any pleading or motion by the Revolving Creditors for the Revolving Creditors and the Term Creditors to be treated as separate classes of creditors.  Notwithstanding the foregoing, and regardless of whether the Term Loan Obligations and the Revolving Credit Obligations are separately classified in any such plan of reorganization, the Term Creditors hereby acknowledge and agree that to the extent that the aggregate value of the Collateral exceeds the amount of the Revolving Credit Obligations, the Revolving Creditors shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre‑petition interest and other claims, all amounts owing in respect of interest, and fees, costs and charges incurred subsequent to the commencement of the applicable bankruptcy or insolvency proceeding (regardless of whether such interest, and fees, costs and charges incurred subsequent to the commencement of the applicable bankruptcy or insolvency proceeding is allowed as part of the claims of the Revolving Creditors under Section 506(b) of the Bankruptcy Code or otherwise) before any distribution (whether pursuant to a plan of reorganization or otherwise) is made in respect of any of the claims held by the Term Creditors.  The Term Creditors hereby acknowledge and agree to hold in trust for the benefit of the Revolving Creditors and to turn over to the Revolving Creditors all distributions received or receivable by them in any bankruptcy or insolvency proceeding (whether pursuant to a plan of reorganization or otherwise) to the extent necessary to effectuate the intent of the preceding sentence, even if such turnover has the effect of reducing the claim or recovery of the Term Creditors.

Section 10.08     Confidentiality.  Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information and to not use or disclose such information, except that Information may be disclosed (a) to its Affiliates and its and its Affiliates’ directors, officers, employees, trustees, investment advisors and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent requested by any Governmental Authority or examiner regulating any Lender or the Administrative Agent; (c) to the extent required by applicable Laws or regulations or by any subpoena or similar legal process; (d) to any other party to this Agreement; (e) to any pledgee referred to in Section 10.07(e) or Section 10.07(g), Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (f) with the written consent of the Borrower; (g) to the extent such Information becomes publicly available other than as a result of a breach of this Section 10.08 by the disclosing party; (h) to any rating agency when required by it (it being understood that, prior to any such disclosure, such rating agency shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Lender); or (i) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder.  In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry, and service providers to the Administrative Agent and the Lenders in connection with the administration and management of this Agreement, the other Loan Documents, the Commitments and the Loans.  For the purposes of this Section 10.08, “Information” means all information received from any Loan Party or its Affiliates or its Affiliates’ directors, officers, employees, trustees, investment advisors or agents, relating to the Borrower or any of their Subsidiaries or their business, other than any such information that is publicly available to the Administrative Agent or any Lender prior to disclosure by any Loan Party other than as a result of a breach of this Section 10.08, including, without limitation, information delivered pursuant to Section 6.01, 6.02 or 6.03 hereof.

Section 10.09      Setoff.  In addition to any rights and remedies of the Administrative Agent and the Lenders provided by Law, upon the occurrence and during the continuance of any Event of Default, each Lender and its Affiliates and the Administrative Agent and its Affiliates is authorized at any time and from time to time, without prior notice to the Borrower or any other Loan Party, any such notice being waived by the Borrower (on its own behalf and on behalf of each Loan Party and its Subsidiaries) to the fullest extent permitted by applicable Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held by, and other Indebtedness at any time owing by, such Lender and its Affiliates or the Administrative Agent and its Affiliates, as the case may be, to or for the credit or the account of the respective Loan Parties and their Subsidiaries against any and all Obligations owing to such Lender and its Affiliates or the Administrative Agent and its Affiliates hereunder or under any other Loan Document, now or hereafter existing, irrespective of whether or not the Administrative Agent or such Lender or Affiliate shall have made demand under this Agreement or any other Loan Document and although such Obligations may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or Indebtedness.  Each Lender and the Administrative Agent agrees promptly to notify the Borrower and the Administrative Agent after any such set off and application made by such Lender or the Administrative Agent, as the case may be; provided that the failure to give such notice shall not affect the validity of such setoff and application.  The rights of the Administrative Agent and each Lender under this Section 10.09 are in addition to other rights and remedies (including other rights of setoff) that the Administrative Agent and such Lender may have.

Section 10.10      Counterparts.  This Agreement and each other Loan Document may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Delivery by electronic transmission (including a .pdf or .tif copy) of an executed counterpart of a signature page to this Agreement and each other Loan Document shall be effective as delivery of an original executed counterpart of this Agreement and such other Loan Document; provided that original signatures shall be promptly delivered thereafter, it being understood that that the failure to request or deliver the same shall not limit the effectiveness of any document or signature delivered by electronic transmission.

Section 10.11     Integration.  The Loan Documents comprise the complete and integrated agreement of the parties on the subject matter hereof and thereof and supersedes all prior agreements, written or oral, on such subject matter.  In the event of any conflict or inconsistency between the provisions of this Agreement and those of any other Loan Document, the provisions of this Agreement shall control; provided that the inclusion of supplemental rights or remedies in favor of the Administrative Agent or the Lenders in any other Loan Document shall not be deemed a conflict or inconsistency with this Agreement.  Each Loan Document was drafted with the joint participation of the respective parties thereto and shall be construed neither against nor in favor of any party, but rather in accordance with the fair meaning thereof.

Section 10.12      Survival of Representations and Warranties.   All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof.  Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Loan, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.  For the avoidance of doubt, the representations and warranties made herein and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall be deemed made only as and when indicated in such Loan Document or other document, and the sole remedy for breach of representation and warranty hereunder shall be the exercise of remedies as a result of the occurrence of an Event of Default hereunder.

Section 10.13    Severability.  If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby.  The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.14   GOVERNING LAW.  (a) THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK (EXCEPT, WITH RESPECT TO ANY OTHER LOAN DOCUMENT, AS OTHERWISE EXPRESSLY PROVIDED THEREIN); PROVIDED THAT THE ADMINISTRATIVE AGENT AND THE LENDERS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

(b)      ANY LEGAL ACTION OR PROCEEDING ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK LOCATED IN NEW YORK COUNTY OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF SUCH STATE, AND BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER CONSENTS, FOR ITSELF AND IN RESPECT OF ITS PROPERTY, TO THE NON-EXCLUSIVE JURISDICTION OF THOSE COURTS.  THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER IRREVOCABLY WAIVES ANY OBJECTION, INCLUDING ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY ACTION OR PROCEEDING IN SUCH JURISDICTION IN RESPECT OF ANY LOAN DOCUMENT OR OTHER DOCUMENT RELATED THERETO.

Section 10.15     WAIVER OF RIGHT TO TRIAL BY JURY.  EACH PARTY TO THIS AGREEMENT HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING UNDER ANY LOAN DOCUMENT OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO OR ANY OF THEM WITH RESPECT TO ANY LOAN DOCUMENT, OR THE TRANSACTIONS RELATED HERETO OR THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER FOUNDED IN CONTRACT OR TORT OR OTHERWISE; AND EACH PARTY HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY, AND THAT ANY PARTY TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 10.15 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE SIGNATORIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 10.16      Binding Effect.  This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent, and the Administrative Agent shall have been notified by each Lender that each such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, the Administrative Agent and each Lender and their respective successors and assigns, except that the Borrower shall not have the right to assign its rights hereunder or any interest herein without the prior written consent of the Required Lenders.

Section 10.17     Lender Action.  Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Loan Party or any other obligor under any of the Loan Documents (including the exercise of any right of setoff, rights on account of any banker’s lien or similar claim or other rights of self‑help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Loan Party, without the prior written consent of the Administrative Agent.  The provision of this Section 10.17 are for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Loan Party.

Section 10.18     USA PATRIOT Act.  Each Lender hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the USA PATRIOT Act.  The Borrower agrees to provide, and to cause each other Loan Party to provide, such information promptly upon request.

Section 10.19     No Advisory or Fiduciary Responsibility.  In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges and agrees that it has informed its other Affiliates, that: (i) (A) no fiduciary, advisory or agency relationship between any of the Borrower and its Subsidiaries and the Administrative Agent or any Lender is intended to be or has been created in respect of any of the transactions contemplated hereby and by the other Loan Documents, irrespective of whether the Administrative Agent or any Lender has advised or is advising any of the Borrower and its Subsidiaries on other matters, (B) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Lenders are arm’s-length commercial transactions between the Loan Parties, on the one hand, and the Administrative Agent and the Lenders, on the other hand, (C) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (D) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent and each of the Lenders is and has been acting solely as a principal and, except as may otherwise be expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) none of the Administrative Agent or any Lender has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and none of the Administrative Agent or any Lender has any obligation to disclose any of such interests and transactions to the Borrower or any of its Affiliates.  To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 10.20    Acknowledgement and Consent to Bail-In of Affected Financial Institutions.  Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)        the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)          the effects of any Bail-In Action on any such liability, including, if applicable:

(i)           a reduction in full or in part or cancellation of any such liability;

(ii)        a conversion of all or a portion of such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)       the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

Section 10.21     Acknowledgment Regarding Any Supported QFCs.  To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC, a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regime”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States). In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States:

(a)         In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b)         As used in this Section 10.21, the following terms have the following meanings:

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

Section 10.22     Keepwell.  Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each Non-ECP Guarantor to honor all of its obligations under this Agreement in respect of Swap Obligations constituting Secured Hedging Obligations permitted under this Agreement that would otherwise be Excluded Swap Obligations but for this paragraph (provided, however, that each Qualified ECP Guarantor shall only be liable under this Section 10.22 for the maximum amount of such liability that can be hereby incurred and otherwise subject to the limitations on the obligations of the Qualified ECP Guarantors contained in this Agreement without rendering its obligations under this Section 10.22, or otherwise under this Agreement, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount).  Each Qualified ECP Guarantor intends that this Section 10.22 constitute, and this Section 10.22 shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AMRYT PHARMA PLC,
as Parent

By:	/s/ Joe Wiley
Name:	Joe Wiley
Title:	Director

AMRYT PHARMA HOLDINGS LIMITED,
as Intermediate Parent

By:	/s/ Rory Nealon
Name:	Rory Nealon
Title:	Director

AMRYT PHARMACEUTICALS, INC.,
as Borrower

By:	/s/ Ailish Hogan
Name:	Ailish Hogan
Title:	Director

[Signature Page to Credit Agreement]

ARES CAPITAL CORPORATION,
as Administrative Agent

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ACF FINCO I LP,
as Revolver Agent

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

LENDERS:
ARES CAPITAL CORPORATION

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

CION ARES DIVERSIFIED CREDIT FUND

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

CADEX CREDIT FINANCING, LLC

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES CENTRE STREET PARTNERSHIP, L.P.
By:	Ares Centre Street GP, Inc., as general partner

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES JASPER FUND, L.P.
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES JASPER FUND HOLDINGS, LLC
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory
ARES ND CREDIT STRATEGIES FUND LLC
By:	Ares Capital Management LLC, its account manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

ARES ND CSF HOLDINGS LLC
By:	Ares Capital Management LLC, its servicer

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES CREDIT STRATEGIES INSURANCE DEDICATED FUND SERIES INTERESTS OF THE SALI MULTI-SERIES FUND, L.P.
By:	Ares Management LLC, its investment subadvisor
By:	Ares Capital Management LLC, its subadvisor

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES CSIDF HOLDINGS, LLC
By:	Ares Capital Management LLC, its servicer

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SENIOR DIRECT LENDING MASTER FUND DESIGNATED ACTIVITY COMPANY
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SENIOR DIRECT LENDING PARALLEL FUND (L), L.P.
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SENIOR DIRECT LENDING PARALLEL FUND (U), L.P.
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

ARES SDL HOLDINGS (U), INC.
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SENIOR DIRECT LENDING MASTER FUND II DESIGNATED ACTIVITY COMPANY
By:	Ares SDL II Capital Management LLC, its Manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SENIOR DIRECT LENDING PARALLEL FUND (L) II, L.P.
By:	Ares SDL II Capital Management LLC, its Manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SENIOR DIRECT LENDING PARALLEL FUND (U) II, L.P.
By:	Ares SDL II Capital Management LLC, its Manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SFERS CREDIT STRATEGIES FUND LLC
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES SFERS HOLDINGS LLC
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

CHIMNEY TOPS LOAN FUND, LLC
By:	Ares Capital Management LLC, its Account Manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES COMMERCIAL FINANCE, L.P.
By:	Ares Commercial Finance Management LP, its manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ACF FINCO I LP

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

AC AMERICAN FIXED INCOME IV L.P.
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

AO MIDDLE MARKET CREDIT FINANCING L.P.
By:	AO Middle Market Credit Financing GP Ltd., its general partner

By:	/s/ K. Patel
Name:	K. Patel
Title:	Director

By:	/s/ Jeremy Ehrlich
Name:	Jeremy Ehrlich
Title:	Director

FEDERAL INSURANCE COMPANY
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

SC ACM PRIVATE DEBT FUND L.P.
By:	Ares Capital Management LLC, its investment advisor

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

NATIONWIDE LIFE INSURANCE COMPANY
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

NATIONWIDE MUTUAL INSURANCE COMPANY
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

AN CREDIT STRATEGIES FUND, L.P.
By:	Ares Capital Management LLC, its investment manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

ARES DIVERSIFIED CREDIT STRATEGIES FUND (S), L.P.
By:	Ares Management LLC, its investment manager
By:	Ares Capital Management LLC, its sub-advisor

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

VG ACM PRIVATE DEBT FUND L.P.
By:	Ares Capital Management LLC, its investment adviser

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

[Signature Page to Credit Agreement]

ARES DIVERSIFIED CREDIT STRATEGIES FUND II (IM) L.P.
By:	Ares Capital Management III LLC, its manager

By:	/s/ Scott Lem
Name:	Scott Lem
Title:	Authorized Signatory

[Signature Page to Credit Agreement]